Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among:

DIGITALOCEAN, LLC,
as Purchaser;
CLOUDWAYS LTD.
as the Company;
THE SHAREHOLDERS OF THE COMPANY
as Sellers;
and
THE SELLERS’ REPRESENTATIVE,
as representative, agent and attorney-in-fact of the Indemnitors.

Dated as of August 19, 2022

TABLE OF CONTENTS
Page

1.	Purchase and Sale	1
	1.1 Share Purchase	1
	1.2 Consideration for Sale Shares	2
	1.3 Escrow Contribution	2
	1.4 Closing Balance Sheet; Closing Consideration Spreadsheet	2
	1.5 Purchase Price Adjustment	3
	1.6 Withholding	6
	1.7 Deferred Payments	6
	1.8 Allocation of Consideration	9
	1.9 Further Action	9
2.	Closing	9
	2.1 Closing Date	9
	2.2 Seller and Company Closing Deliverables	9
	2.3 Purchaser Closing Deliverables	11
3.	Representations and Warranties relating to the Acquired Companies	12
	3.1 Organization of the Company	12
	3.2 Company Capital Structure	13
	3.3 Authority, Due Execution and Enforceability	15
	3.4 Non-Contravention and Consents	16
	3.5 Company Financial Statements; No Undisclosed Liabilities	16
	3.6 Litigation	18
	3.7 Tax Matters	19
	3.8 Title to Properties; Absence of Liens; Sufficiency and Condition of Assets	23
	3.9 Intellectual Property and Related Matters	24
	3.10 Compliance with Laws	33
	3.11 Brokers’ and Finders’ Fees	34
	3.12 Restrictions on Business Activities	34
	3.13 Employee Benefit Plans and Compensation	34
	3.14 Environmental, Health and Safety Matters	39
	3.15 Agreements, Contracts and Commitments	39
	3.16 Insurance	42
	3.17 Transactions with Related Parties	42
	3.18 Books and Records	42
	3.19 No Changes	43
	3.20 Company Authorizations	43
	3.21 Top Suppliers and Top Customers	43
	3.22 Export Control and Sanctions Laws	43
	3.23 Foreign Corrupt Practices Act	44
	3.24 No Other Representations and Warranties	45
4.	Representations and Warranties Relating to Each Seller	45
	4.1 Authority and Enforceability	45

i

	4.2 No Conflict	46
	4.3 Litigation	46
	4.4 Title and Ownership	46
	4.5 Brokers’ and Finders’ Fees	46
	4.6 Assets	47
	4.7 No Malta Residence or Withholding	47
5.	Representations and Warranties of Purchaser	47
	5.1 Organization	47
	5.2 Authority and Enforceability	47
	5.3 No Conflict	47
	5.4 Litigation	47
	5.5 Governmental Authorization	48
	5.6 Financial Capability	48
	5.7 No Other Representations or Warranties	48
6.	Certain Covenants of Sellers and the Company	48
	6.1 Access and Investigation	48
	6.2 Operation of the Business of the Company and the Acquired Companies	49
	6.3 Notification	54
	6.4 No Solicitation or Negotiation	54
	6.5 Employee Matters	54
	6.6 [Reserved.]	56
	6.7 Termination/Amendment of Agreements	56
	6.8 Communications with Employees	56
	6.9 Resignation of Officers and Directors; Releases	56
	6.10 Payoff Letters; Company Transaction Expenses	56
	6.11 Tail Insurance	57
	6.12 Notification and Consultation	57
	6.13 Restriction on Transfer	58
	6.14 Payment of Certain Liabilities	58
	6.15 Restrictive Covenants	58
	6.16 Joinder Agreements	59
	6.17 Confidentiality	59
	6.18 Waiver of Pre-Emptive Rights and Restrictions	60
	6.19 Ancillary Agreements	60
	6.20 Transfer of Subsidiary Shares	60
	6.21 Audited Financial Statements	60
	6.22 Ungranted Equity Award Acknowledgements	60
	6.23 Certain Customer Contracts and Related Activities	61
	6.24 Pakistan Subsidiary Employment Actions	61
7.	Certain Covenants of the Parties	61
	7.1 Reasonable Best Efforts; Filings and Consents	61
	7.2 Public Announcements	63
	7.3 Tax Matters	63
	7.4 Parachute Payments	67
	7.5 Key Employee Equity Grants	67

8.	Conditions Precedent to Obligations of Purchaser	67
	8.1 Accuracy of Representations	68
	8.2 Performance of Covenants	68
	8.3 Governmental and Other Consents; Expiration of Notice Periods	68
	8.4 No Material Adverse Effect	68
	8.5 No Restraints	69
	8.6 No Legal Proceedings	69
	8.7 [Reserved.]	69
	8.8 Section 280G Stockholder Approval	69
	8.9 Employees	69
	8.10 No Outstanding Securities	70
	8.11 Subsidiary Share Transfers	70
	8.12 Certain Customer Contracts and Related Activities	70
	8.13 Other Closing Deliverables	70
9.	Conditions Precedent to Obligations of the Company and Sellers	70
	9.1 Accuracy of Representations	70
	9.2 Performance of Covenants	70
	9.3 No Restraints	70
	9.4 Governmental Consents	70
10.	Termination	71
	10.1 Termination Events	71
	10.2 Termination Procedures	72
	10.3 Effect of Termination	72
11.	Indemnification, Etc.	72
	11.1 Survival of Representations, Etc.	72
	11.2 Indemnification	74
	11.3 Limitations	76
	11.4 No Contribution, Etc.	78
	11.5 Defense of Third-Party Claims	78
	11.6 Indemnification Claim Procedure	70
	11.7 Specified Tax Indemnity Procedures.	84
	11.8 Exercise of Remedies Other Than by Purchaser	85
	11.9 Exclusive Remedy	85
12.	Miscellaneous Provisions	85
	12.1 Sellers’ Representative	85
	12.2 Further Assurances	87
	12.3 No Waiver Relating to Claims for Fraud	87
	12.4 Fees and Expenses	87
	12.5 Attorneys’ Fees	88
	12.6 Notices	88
	12.7 Headings	89
	12.8 Counterparts; Execution and Exchange by Electronic Means	89
	12.9 Governing Law; Dispute Resolution	89
	12.10 Successors and Assigns	90

12.11 Remedies Cumulative; Specific Performance	90
12.12 Waiver	90
12.13 Waiver of Jury Trial	91
12.14 Amendments	91
12.15 Severability	91
12.16 Parties in Interest	91
12.17 Entire Agreement	91
12.18 Disclosure Schedule	91
12.19 Construction	92
12.20 Agent for Service of Process	92
12.21 Provision Respecting Legal Representation	93

EXHIBITS AND SCHEDULES
EXHIBIT A    Certain Definitions
EXHIBIT B    Form of Restrictive Covenant Agreement
EXHIBIT C    Form of Transition Services Agreement
EXHIBIT D    Form of Release
EXHIBIT E    Ungranted Equity Award Acknowledgement
EXHIBIT F    Escrow Agreement
SCHEDULE 1    Key Employees
SCHEDULE 2    Illustrative Closing Working Capital Amount Calculation

SCHEDULE 1.4(b)    Information to be Set Forth on the Closing Consideration Spreadsheet
SCHEDULE 2.2(n)    Option Release and Bonus Award Individuals
SCHEDULE 6.7(a)    Agreements to be Terminated/Amended as of the Closing
SCHEDULE 6.10    Payoff Letters
SCHEDULE 6.15    Permitted Investments and Services
SCHEDULE 6.20    Transfer of Subsidiary Shares
SCHEDULE 6.24    Pakistan Subsidiary Employment Actions

v

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 19, 2022 (the “Agreement Date”), by and among: (a) DigitalOcean, LLC, a Delaware limited liability company (“Purchaser”); (b) Cloudways Ltd., a Maltese limited liability company with registration number C 55975 (the “Company”); (c) each of the shareholders of the Company identified on the signature pages hereto (collectively with each Person who executes and delivers to Purchaser a Joinder Agreement pursuant to the terms of this Agreement after the date of this Agreement, the “Sellers” and each, a “Seller”); and (d) Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Indemnitors (the “Sellers’ Representative”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Exhibit A.
RECITALS
A.    Sellers collectively own and will own as of immediately prior to the Closing all of the issued share capital and any other equity interests of the Company, which consist as of the date hereof of 66,000 Company Ordinary Shares (all issued share capital and other equity interests as of the date hereof and all share capital or other equity interests issued after the date of this Agreement being collectively referred to as the “Sale Shares”).
B.    Upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to acquire from Sellers all of the Sale Shares, and the Sellers desire to sell to Purchaser all of the Sale Shares (the sale and purchase of the Sale Shares pursuant to the terms of this Agreement being referred to as the “Share Purchase”).
C.    As a material inducement to and condition to the willingness of Purchaser to enter into this Agreement and consummate the Contemplated Transactions, concurrently with the execution and delivery of this Agreement (i) each of the individuals listed on Schedule 1 to this Agreement (each such individual, a “Key Employee”) is entering into an employment agreement, offer letter or term sheet, in each case in a form acceptable to Purchaser (each, “Key Employee Employment Agreement”), describing the employment terms and conditions between the Company and such Key Employee, which shall each be contingent upon and become effective as of the Closing and (ii) each Key Employee (other than the Specified Seller) is entering into a Restrictive Covenant Agreement in favor of the Company and Purchaser and substantially in the form of Exhibit B (a “Restrictive Covenant Agreement”), which shall become effective at the Closing.
AGREEMENT
The parties to this Agreement, intending to be legally bound, agree as follows:
1.    PURCHASE AND SALE
1.1    Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in exchange for the payments set forth in Section 1.2, each Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from such Seller, all of the Sale Shares held by such Seller, in each case, free and clear of all Liens and with the benefit of all rights of whatsoever nature attaching or accruing to such Sale Shares. Notwithstanding anything in this Agreement to the contrary, Purchaser shall not be obligated to complete the purchase and transfer of any Sale Shares unless the sale and transfer of all of the Sale Shares is completed simultaneously.

1.2    Consideration for Sale Shares. Subject to Section 1.3, Section 1.5, Section 1.6, Section 1.7, Section 2, Section 8, Section 11 and Section 12.1(e), the consideration payable in cash by or on behalf of Purchaser to each Seller for each Sale Share held by such Seller shall be the Per-Share Amount; provided that, in the case of the Specified Seller, a portion of the aggregate consideration otherwise payable to the Specified Seller at Closing shall be deferred and retained by Purchaser on the terms and subject to the conditions set forth in Section 1.7. The aggregate amount payable to each Seller at the Closing shall be set forth on the Closing Consideration Spreadsheet.
1.3    Escrow Contribution.
(a)    At the Closing, Purchaser shall withhold from the consideration that would otherwise be payable to each Indemnitor at Closing (or, in the case of the Specified Seller, on the First Deferred Payment Date) pursuant to Section 1.2 or Section 1.7 and deliver to the Escrow Agent an aggregate amount equal to such Indemnitor’s Pro Rata Share of the Escrow Amount. The Specified Seller’s Pro Rata Share of the Escrow Amount that is contributed to the Escrow Fund at the Closing shall consist solely of the applicable portion of the First Deferred Payment (such amount, the “Escrowed First Deferred Payment”).
(b)    On the Closing Date, Purchaser shall deposit (or cause to be deposited) with Western Alliance Bank, doing business as Bridge Bank (the “Escrow Agent”), the Escrow Amount, which shall be held in trust in a separate account pursuant to the terms of the Escrow Agreement. The Escrow Amount shall be deposited on behalf of the Indemnitors for the purpose of partially securing the obligations of the Indemnitors to Purchaser with respect to any Downwards Adjustment Amount under Section 1.5(d) and any indemnification claims under Section 11. The Escrow Amount shall become payable to each Indemnitor, if at all, in accordance with the terms and conditions of this Agreement (including Sections 1.5(d), 11.6 and 11.7). For the avoidance of doubt, the parties intend that the Escrow Amount shall be reported as having been paid to the Indemnitors only to the extent and at such time such cash is released to the Indemnitors.
1.4    Closing Balance Sheet; Closing Consideration Spreadsheet.
(a)    Estimate Delivery. At least five (5) Business Days prior to the Closing Date, the Company shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth (i) an estimated Closing Balance Sheet (the “Estimated Closing Balance Sheet”) and (ii) an estimated Closing Consideration Spreadsheet containing all of the information identified on Schedule 1.4(b), in each case, in form and substance reasonably satisfactory to Purchaser, together with documentation reasonably satisfactory to Purchaser in support of the calculation of the amounts set forth therein.
(b)    Closing Balance Sheet; Closing Consideration Spreadsheet. On the Closing Date but prior to the Closing, the Company shall deliver to Purchaser (i) a consolidated balance sheet of the Acquired Companies as of the Closing Date (the “Closing Balance Sheet”), and (ii) a spreadsheet, in substantially the form and containing the information set forth on Schedule 1.4(b) (the “Closing Consideration Spreadsheet”), in the case of each of clauses “(i)” and “(ii)”, reflecting the changes mutually agreed between the Company and Purchaser to the Estimated Closing Statement pursuant to Section 1.4(a).
(c)    Accounting Principles; Working Capital. Each of the Estimated Closing Balance Sheet and the Closing Balance Sheet shall: (i) be prepared in accordance with the Accounting Principles,

and (ii) set forth all of the information necessary to calculate the Closing Cash Amount, the Closing Indebtedness Amount, the Company Transaction Expense Amount, the Closing Working Capital Amount and the Accrued Tax Amount in a manner consistent with the definitions thereof and otherwise in accordance with the terms of this Agreement. Nothing in this Section 1.4 shall limit any of the rights of any Indemnitee as set forth in Section 11. The Company shall grant Purchaser and its Representatives access at reasonable times and places and upon reasonable advance written notice to the work papers (subject to the execution of customer work paper access letters, if requested) and other financial records of the Company relating to the preparation of the Estimated Closing Statement, Closing Balance Sheet and Closing Consideration Spreadsheet, in each case as Purchaser may reasonably request in connection with its review of the Estimated Closing Statement, Closing Balance Sheet and Closing Consideration Spreadsheet, and will otherwise cooperate in good faith with Purchaser’s and its Representatives’ review of the Estimated Closing Statement, Closing Balance Sheet and Closing Consideration Spreadsheet; provided that such access would not be in breach of any Legal Requirement and does not unreasonably interfere with the normal business operations of the Company.
1.5    Purchase Price Adjustment.
(a)    Closing Statement. Within ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Purchaser’s good faith determination of: (i) each of the Closing Cash Amount, the Closing Indebtedness Amount, the Closing Working Capital Amount, any Working Capital Surplus Amount, any Working Capital Shortfall Amount, the Accrued Tax Amount and the Company Transaction Expense Amount (each, an “Adjustment Amount”), (ii) the Final Adjustment Amount, and (iii) any Upwards Adjustment Amount or Downwards Adjustment Amount resulting therefrom.
(b)    Objection Period. The Sellers’ Representative shall have thirty (30) days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Purchaser shall grant the Sellers’ Representative and its Representatives access at reasonable times and places and upon reasonable advance written notice to the work papers (subject to the execution of customer work paper access letters, if requested) and other financial records of the Company relating to the calculation of the Adjustment Amounts set forth in the Closing Statement as reasonably requested by the Sellers’ Representative in connection with its review of the Closing Statement during the Objection Period; provided that such access would not be in breach of any Legal Requirement and does not unreasonably interfere with the normal business operations of Purchaser, the Company or any of their respective Affiliates. Upon the expiration of the Objection Period, the Sellers’ Representative shall be deemed to have accepted the Closing Statement and the calculation of each Adjustment Amount set forth therein, which shall be deemed final, non-appealable and binding for all purposes under this Agreement, unless the Sellers’ Representative shall have provided Purchaser with a written notice of its disagreement with the Closing Statement prior to the expiration of the Objection Period (the “Objection Notice”), specifying each disputed Adjustment Amount (each, a “Disputed Item”) and setting forth in reasonable detail the basis for disputing each Disputed Item and supporting calculations therefor. All Adjustment Amounts that are not Disputed Items shall be deemed final, non-appealable and binding for all purposes under this Agreement following the earlier of the expiration of the Objection Period and the delivery of an Objection Notice. Purchaser shall have thirty (30) days from the date on which it receives the Objection Notice (such period, the “Response Period”) to review and respond to the Objection Notice, and the Sellers’ Representative shall work with Purchaser in good faith during the Response Period or any mutually agreed extension thereof to resolve each Disputed Item. If at any time (including following referral of Disputed Items to the Accounting Referee (as defined below)), Purchaser and the Sellers’ Representative agree upon a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, then the Closing Statement and the calculation of each Adjustment Amount and any Upwards Adjustment Amount or Downwards Adjustment Amount set forth therein, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for all purposes under this Agreement. If any Disputed Item has not been resolved during the Response Period or any mutually agreed extension thereof, then either Purchaser or the Sellers’ Representative may refer such Disputed Item to a mutually agreeable, internationally recognized public accounting firm (the “Accounting Referee”) to make a final, non-appealable and binding determination as to all Disputed Items that remain unresolved as of the time of such referral pursuant to the terms of this Agreement. The Accounting Referee shall act as an expert and not as an arbitrator and shall not consider any issues not raised in the Closing Statement or the Objection Notice. The Accounting Referee shall be directed to make a determination of each Disputed Item in accordance with Section 1.5(c) promptly, but no later than thirty (30) days, after its acceptance of its appointment. Purchaser and the Sellers’ Representative agree to reasonably cooperate with the Accounting Referee in the performance of its duties and use commercially reasonable efforts to effect the appointment (and if necessary, selection) of the Accounting Referee pursuant to this Section 1.5(b) as promptly as practicable, but not later than seven (7) days, after such referral, including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement.
(c)    Dispute Resolution.
(i)    If any Disputed Item is referred to the Accounting Referee for resolution pursuant to Section 1.5(b), then the Accounting Referee shall determine only with respect to such Disputed Item submitted whether such Disputed Item as set forth in the Closing Statement requires adjustment based on the Accounting Principles and this Agreement and the amount of any such required adjustment. Purchaser and the Sellers’ Representative shall be entitled to submit presentations and other documentation to support their respective calculations of each such Disputed Item to the Accounting Referee and shall instruct the Accounting Referee to, and the Accounting Referee shall, make its determination based solely on such documentation and presentations submitted by the Sellers’ Representative and Purchaser in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review; provided that the foregoing shall not preclude the Accounting Referee from conducting independent research as to proper application of the Accounting Principles or the terms of this Agreement. With respect to each submitted Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Purchaser and the Sellers’ Representative. The Accounting Referee will not have the power to (A) alter, amend or otherwise affect any provision contained in this Section 1.5 or elsewhere in this Agreement or (B) make any determination regarding the Adjustment Amounts or this Agreement or the Contemplated Transactions other than with respect to the Disputed Items submitted to it pursuant to Section 1.5(b). Any finding by the Accounting Referee shall be in writing and shall: (1) include the Accounting Referee’s determination of each Disputed Item submitted to it; (2) state in reasonable detail the findings of fact and calculations on which its determination is based; (3) be final, non-appealable and binding upon Purchaser, the Sellers’ Representative and the Indemnitors, absent manifest error or fraud; and (4) be accompanied by a certificate from the Accounting Referee certifying that it reached such findings in accordance with the provisions of this Section 1.5. A judgment upon the award rendered by the Accounting Referee may be entered in any court having jurisdiction over the subject matter thereof, and each party agrees that it shall not have any right to, and shall not, initiate any other action, suit or other proceeding challenging the determination of the Accounting Referee other than to the extent that such action, suit or other proceeding is initiated in good faith to assert that such determination was inconsistent with the terms of this Section 1.5. The existence and terms of any dispute with respect to the Closing Statement shall be kept confidential by Purchaser, the Sellers’ Representative and the Indemnitors; provided, however, that: (I) Purchaser and the Sellers’ Representative may discuss such dispute with those of their respective advisors, attorneys, directors, officers and employees who agree to keep the existence and the terms such dispute confidential; and (II) Sellers’ Representative and Purchaser and its Affiliates may disclose such information to the extent such information is required to be disclosed by any applicable Legal Requirement. Notwithstanding anything to the contrary contained in this Agreement, this Section 1.5 shall not interfere with or impede the operation of, or otherwise limit the indemnification or other obligations of any Indemnitor pursuant to, Section 11 with respect to any Accrued Tax Amount, Company Indebtedness or Company Transaction Expense that was not included in the Closing Consideration Spreadsheet or the Closing Statement.
(ii)    The Expenses of the Accounting Referee shall be borne by Purchaser and the Sellers’ Representative (on behalf of the Indemnitors in accordance with their respective Pro Rata Shares) in the same proportion that the aggregate dollar amount of Disputed Items that are not resolved in favor of such party, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. For illustrative purposes only, if the Sellers’ Representative asserts Disputed Items in an amount equal to $1,000,000, but the Accounting Referee determines that the Sellers’ Representative has a valid claim for only $100,000, the Sellers’ Representative will bear ninety percent (90%) of the Expenses of the Accounting Referee and Purchaser will bear the other ten percent (10%) of such Expenses. Each of Purchaser and the Sellers’ Representative (on behalf of the Indemnitors) shall bear the Expenses of its own Representatives incurred by it in connection with the matters contemplated by this Section 1.5.
(d)    Adjustment. If, upon the final determination of the Closing Statement and each of the Adjustment Amounts as provided in Section 1.5(b) or 1.5(c), as applicable:
(i)    the Estimated Adjustment Amount exceeds the Final Adjustment Amount (such excess, expressed as a positive number, the “Downwards Adjustment Amount”), then: (A) the Sellers’ Representative and Purchaser shall issue joint written instructions to the Escrow Agent to pay the Downwards Adjustment Amount to Purchaser from the Indemnity Escrow Amount to the extent thereof; and (B) if the Indemnity Escrow Amount is insufficient to cover the full Downwards Adjustment Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall (expressed as a positive in the Downwards Adjustment Amount to Purchaser); or
(ii)    the Final Adjustment Amount exceeds the Estimated Adjustment Amount (such excess, expressed as a positive number, the “Upwards Adjustment Amount”), then Purchaser shall pay an amount in cash to each Indemnitor equal to such Indemnitor’s Pro Rata Share of the Upwards Adjustment Amount.
Any instruction to the Escrow Agent required to be delivered pursuant to Section 1.5(d)(i)(A) shall be delivered and any payment required to be made by the Indemnitors pursuant to Section 1.5(d)(i)(B) shall be made and any payment required to be made by Purchaser pursuant to Section 1.5(d)(ii) shall be made: (x) if no Objection Notice is delivered by the Sellers’ Representative during the Objection Period, within ten (10) Business Days following the expiration of the Objection Period or (y) if the Sellers’ Representative delivers an Objection Notice within the Objection Period, within ten (10) Business Days following the final determination of each of the Adjustment Amounts as provided in Section 1.5(b) or 1.5(c), as applicable. To the extent permitted by applicable Legal Requirements, any payment made pursuant to this Section 1.5 shall be treated by all parties as an adjustment to the aggregate consideration paid for the Sale Shares in connection with the Share Purchase.
1.6    Withholding. Notwithstanding anything to the contrary contained in this Agreement, the Escrow Agent, Purchaser, the Company and their respective agents and Affiliates (each, a “Withholding Agent”) shall be entitled (a) to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as the applicable Withholding Agent is required to deduct or withhold therefrom or in connection therewith under the Code, any provision of state, local or non-U.S. Tax law or under any other Legal Requirement, and (b) to be provided with any necessary Tax forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information. The applicable Withholding Agent shall endeavor in good faith to provide a notice to the applicable Seller a reasonable time period prior to making any such deduction or withholding in respect of a payment made to such Seller in exchange for the Sale Shares and shall consult in good faith with such Seller to mitigate the imposition of any such deduction or withholding. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.7    Deferred Payments.
(a)    As consideration for the Sale Shares held by the Specified Seller, at Closing the Specified Seller shall be entitled receive an amount equal to forty-seven percent (47%) of the Specified Seller Aggregate Payment, subject to reduction as provided in Section 12.1(e) and as otherwise set forth in the Closing Consideration Spreadsheet. After the Closing, the Specified Seller shall be entitled to receive the Deferred Payments as follows, in each case subject to Section 1.7(c): (i) on the twelve (12) month anniversary of the Closing Date (the “First Deferred Payment Date”), Purchaser shall pay to the Specified Seller an amount equal to twenty-three percent (23%) of the Specified Seller Aggregate Payment (such payment, the “First Deferred Payment”); provided that the Specified Seller shall only be entitled to the portion of the First Deferred Payment equal to the Escrowed First Deferred Payment to the extent the Specified Seller is entitled to receive a distribution of Escrow Funds in accordance with Section 11.6(g) following the Release Date; (ii) on the eighteen (18) month anniversary of the Closing Date (the “Second Deferred Payment Date”), Purchaser shall pay to the Specified Seller an amount equal to ten percent (10%) of the Specified Seller Aggregate Payment (such payment, the “Second Deferred Payment”); (iii) on the twenty-four (24) month anniversary of the Closing Date (the “Third Deferred Payment Date”), Purchaser shall pay to the Specified Seller an amount equal to ten percent (10%) of the Specified Seller Aggregate Payment (such payment, the “Third Deferred Payment”); and (iv) on the thirty (30) month anniversary of the Closing Date (the “Fourth Deferred Payment Date”), Purchaser shall pay to the Specified Seller an amount equal to ten percent (10%) of the Specified Seller Aggregate Payment (such payment, the “Fourth Deferred Payment”). Each Deferred Payment shall be deemed earned on the date such payment becomes payable. The Deferred Payments shall not accrue interest. The parties acknowledge and agree that Purchaser’s payment of the Escrowed First Deferred Payment to the Escrow Fund at Closing constitutes a partial prefunding of the First Deferred Payment and that in no event shall Purchaser or any of its Affiliates have any obligation to pay the Escrowed First Deferred Payment to the Specified Seller other than by release of Escrow Funds to which the Specified Seller is otherwise entitled, if any, under this Agreement.
(b)    Each Deferred Payment shall be paid by or on behalf of Purchaser in cash by wire transfer of immediately available funds to an account designated by the Specified Seller in writing.
(c)    Notwithstanding anything to the contrary in this Agreement, the Specified Seller hereby acknowledges and agrees that, in the event that the Specified Seller ceases to be an employee of Purchaser or an Affiliate of Purchaser (as applicable, a “Purchaser Employer”) for any reason other than a Qualifying Termination (a “Forfeiture Event”), the Specified Seller shall automatically and irrevocably forfeit the right to receive any further Deferred Payments not earned as of the date of the Forfeiture Event. In the event that the First Deferred Payment is subject to forfeiture pursuant to the immediately preceding sentence, the Specified Seller acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, Purchaser shall be entitled to deduct from any Escrow Funds that would otherwise be distributed to the Specified Seller under this Agreement on the Release Date an amount equal to the Escrowed First Deferred Payment (and the Sellers’ Representative shall join in joint written instructions in respect of the same) and, to the extent that such amounts deducted by Purchaser are less than the Escrowed First Deferred Payment, the Specified Seller shall promptly pay the amount of such shortfall (expressed as a positive number) to Purchaser in cash by wire transfer of immediately available funds to an account designated in writing by Purchaser. For illustrative purposes only, if a Forfeiture Event occurs prior to the First Deferred Payment Date, the Specified Seller shall forfeit his right to all Deferred Payments; if a Forfeiture Event occurs on or after the First Deferred Payment Date and prior to the Second Deferred Payment Date, then the Specified Seller shall forfeit his right to the Second Deferred Payment, Third Deferred Payment and Fourth Deferred Payment; and if a Forfeiture Event occurs following the Fourth Deferred Payment Date, the Specified Seller’s Deferred Payments shall not be subject to forfeiture.
(d)    Nothing in this Agreement shall confer upon the Specified Seller any right with respect to continuation of such Specified Seller’s employment with a Purchaser Employer, nor shall it interfere in any way with the Specified Seller’s right or the right of any Purchaser Employer to terminate the Specified Seller’s employment, with or without cause, and with or without notice, subject to applicable Legal Requirements and the terms of the Specified Seller’s employment agreement with the Purchaser Employer in effect at the applicable time.
(e)    In the event of a Qualifying Termination, the Specified Seller shall be entitled to receive all remaining unpaid Deferred Payments from Purchaser as a single payment; provided that Purchaser’s obligation to pay such remaining unpaid Deferred Payments shall be conditioned upon the Specified Seller signing an irrevocable release of claims in favor of Purchaser and its Affiliates in a form reasonably acceptable to Purchaser and the Specified Seller that does not differ materially from the Release. Purchaser shall provide a form of such release of claims to the Specified Seller within thirty (30) days following such Qualifying Termination. Within five (5) Business Days of Purchaser’s receipt of such release of claims duly executed by the Specified Seller, Purchaser shall pay to the Specified Seller an amount equal to the aggregate amount of any remaining unpaid Deferred Payments.
(f)    Purchaser, the Company and the Specified Seller agree that the Deferred Payments are intended to be part of the purchase price payable to such Specified Seller in connection the sale of such Specified Seller’s Sale Shares.

(g)    For purposes of this Agreement:
(i)    “Specified Seller Aggregate Payment” means an amount equal to the product of (A) the Per-Share Amount and (B) the number of Sale Shares held by the Specified Seller as of the Closing as set forth on the Closing Consideration Spreadsheet.
(ii)    “Qualifying Termination” means (A) the termination of the Specified Seller’s employment by a Purchaser Employer for any reason other than for Cause, (B) the termination of the Specified Seller’s employment by the Specified Seller with all Purchaser Employers for Good Reason or (C) the termination of the Specified Seller’s employment by a Purchaser Employer due to Specified Seller’s death.
(iii)    “Cause” means (A) the Specified Seller’s intentional unauthorized use or disclosure of Purchaser’s or any of its Affiliates’ confidential information or trade secrets, which use or disclosure is reasonably likely to cause material harm to Purchaser or such Affiliate, (B) the Specified Seller’s (1) material breach of any agreement between the Specified Seller and a Purchaser Employer, or (2) failure to comply with a Purchaser Employer’s material written policies or rules in any material respect, in the case of each of clause (1) and (2), if and only if Purchaser delivered written notice to the Specified Seller within thirty (30) days of the circumstance constituting such material breach or failure to comply and such breach or failure remains uncured for thirty (30) Business Days following delivery of such notice, (C) the Specified Seller’s conviction or, or plea of “guilty” or “no contest” to, a felony under the laws of the Unites States or any state or a similar violation in any jurisdiction outside the United States, (D) in connection with the Specified Seller’s conduct as an employee of a Purchaser Employer, the Specified Seller’s (1) fraud or (2) willful misconduct, in the case of this clause “(2)”, that is reasonably likely to cause material harm to the Purchaser, (E) the Specified Seller’s refusal to perform assigned duties (other than due to the Specified Seller’s disability) after receiving written notification of the refusal from Purchaser’s parent’s Board of Directors, and which refusal remains uncured for thirty (30) Business Days following the receipt of such notice or (F) the Specified Seller’s failure to cooperate in good faith with a governmental or internal investigation of Purchaser, its Affiliates or its or their respective directors, officers, or employees, if a Purchaser Employer has reasonably requested the Specified Seller’s cooperation and such failure to cooperate is reasonably likely to negatively impact Purchaser.
(iv)    “Good Reason” means the occurrence of any of the following, in each case following the Closing, without the Specified Seller’s consent: (A) a material adverse change in the Specified Seller’s responsibilities from those assumed immediately following the Closing, including changes in the titles and reporting relationships listed on Section 1.7(g) of the Disclosure Schedule (other than temporarily while the Specified Seller is physically or mentally incapacitated or as required by applicable Legal Requirement); (B) a material reduction in the Specified Seller’s base salary or target incentive compensation (other than a general reduction in base salary or target incentive compensation that affects all similarly situated executives of

Purchaser or its Affiliates in substantially the same proportions), (C) the Purchaser’s or any of its Affiliates’ material breach of any agreement between the Specified Seller and Purchaser or its Affiliate that remains uncured for thirty (30) Business Days following the Specified Seller notifying Purchaser in writing of such breach, and (D) the relocation of Specified Seller’s primary place of employment with the Purchaser Employer to a location other than (i) 50 miles from such Specified Seller’s primary place of residence in Pakistan or (ii) the city of Dubai in the United Arab Emirates. The Specified Seller’s termination of employment shall not be deemed to be for Good Reason unless (1) the Specified Seller has notified Purchaser in writing of the circumstance constituting Good Reason within thirty (30) days of its initial occurrence, (2) the Purchaser Employer has failed to cure such circumstance within thirty (30) Business Days of the receipt of such notice, and (3) the Specified Seller actually submits his resignation in writing within thirty (30) days after the end of the cure period.
1.8    Allocation of Consideration. Each Seller hereby acknowledges and agrees that the payment by or on behalf of Purchaser to such Seller of the amounts contemplated by the Closing Consideration Spreadsheet as owed to such Seller pursuant to Section 1.2 shall, subject to Sections 1.3, 1.5, 1.6, 1.7, 11 and 12.1(e), collectively constitute all amounts owed to such Seller by Purchaser pursuant to, and shall fully satisfy and extinguish all obligations and Liabilities owed to such Seller under, this Agreement, regardless of whether such obligations and Liabilities have arisen at the Closing or would otherwise arise after the Closing.
1.9    Further Action. If, at any time after the Closing, any further action is reasonably determined by Purchaser to be necessary or desirable to carry out the purposes of this Agreement or any of the Contemplated Transactions or to vest Purchaser with full right, title and possession of and to all Company Securities and all other securities, rights and property of the Company, the officers and directors of Purchaser shall be fully authorized (in the name of the Company, each Seller and otherwise) to take such action.
2.    CLOSING.
2.1    Closing Date. The consummation of the Share Purchase (the “Closing”) shall take place remotely by electronic exchange of documents and signatures unless another manner of Closing is mutually agreed upon by the Company and Purchaser, at 7:00 a.m. (Eastern Time), on a date to be designated by Purchaser, which shall be no later than the later of (x) September 1, 2022 and (y) the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 8 and 9 (other than those conditions which, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”
2.2    Seller and Company Closing Deliverables. At the Closing, Sellers and the Company shall deliver or cause to be delivered to Purchaser:
(a)    each of the following: (i) a certified copy of the updated register of members of the Company, showing the Purchaser as the new owner of the Sale Shares, (ii) a certified copy of the updated register of beneficial owners of the Company, showing the new beneficial owners of the Sale Shares, (iii) cancelled share certificates and new share certificates substituting the former, reflecting the transfer of the Sale Shares to the Purchaser, and (iv) a copy of the duly signed and dated share transfer instruments from each Seller with respect to Sale Shares duly executed by each Seller in favor of the Purchaser, in form and substance reasonably satisfactory to Purchaser

(b)    a certificate duly executed on behalf of the Company by the chief executive officer of the Company, containing the representation and warranty that: (i) all of information set forth in the Closing Consideration Spreadsheet is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing and (ii) except for the Company Securities set forth in the Closing Consideration Spreadsheet, no other security, instrument or obligation that is or may become convertible into or exercisable or exchangeable for any Company Security, and no subscription, option, share of restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant, right or other instrument (whether or not currently exercisable) to acquire Company Securities is authorized or outstanding immediately prior to the Closing or will become authorized or outstanding at the Closing (such certificate, the “Closing Consideration Spreadsheet Certificate”);
(c)    the Closing Consideration Spreadsheet and related supporting documentation in accordance with Section 1.4;
(d)    one or more Release Agreements, each substantially in the form of Exhibit D (the “Releases”), dated as of the Closing Date and duly executed by each Seller;
(e)    subject to compliance with applicable Legal Requirements, agreements terminating or amending the agreements identified on Schedule 6.7(a) in accordance with Section 6.7(a);
(f)    a certificate, duly executed on behalf of the Company by the chief executive officer of the Company and dated as of the Closing Date, containing the representation and warranty of the Company that each of the conditions set forth in Sections 8.1, 8.2 and 8.4 (other than, to the extent pertaining to a representation, warranty, covenant or obligation of any Seller, the conditions set forth in Sections 8.1 and 8.2) have been duly satisfied (the “Company Closing Certificate”);
(g)    the written resignations of each individual who is an officer or director of an Acquired Company in accordance with Section 6.9;
(h)    certificates of good standing (or equivalents thereof) dated no earlier than seven (7) Business Days prior to the Closing Date as to the good standing (or equivalent thereof) of the Company and the UAE Subsidiary in its jurisdiction of formation and no earlier than three (3) Business Days prior to the Closing Date as to the good standing (or equivalent thereof) of SMBCloud Platform Inc. in its jurisdiction of incorporation;
(i)    a certificate of the Secretary of the Company, in form and substance reasonably satisfactory to Purchaser, certifying and attaching: (i) the Charter Documents of the Company in effect as of the Closing, (ii) a copy of the duly signed and dated written resolutions adopted by the Board approving this Agreement and the other Contemplated Transactions, (iii) a copy of the duly signed and dated written resolutions adopted by the shareholders of the Company waiving any preemption rights, approving the transfer of the Sales Shares and approving the Contemplated Transactions, and (iv) if applicable, the resolutions adopted by the shareholders of the Company referred to in Section 8.8;
(j)    the Closing Balance Sheet;
(k)    An executed version of the appropriate United States Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable, duly executed by:
(i)    each Seller;
(ii)    the Sellers’ Representative; and

(iii)    each Person identified in the Closing Consideration Spreadsheet as a recipient of any payment of any Company Transaction Expense or Company Indebtedness in connection with the Closing (other than payments that are identified in the Closing Consideration Spreadsheet as being paid through the payroll provider of any Acquired Company);
(l)    The Company shall cause SMBCloud Platform Inc. to deliver to Purchaser: (a) a statement conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations; and (b) the notification to the Internal Revenue Service required under Section 1.897-2(h)(2) of the United States Treasury Regulations, together with written authorization for Purchaser to deliver such statement and notification letter to the Internal Revenue Service on behalf of SMBCloud Platform Inc. after the Closing;
(m)    a duly executed counterpart to the Transition Services Agreement from each of the parties thereto (other than Purchaser);
(n)    acknowledgement letters (each, an “Ungranted Equity Award Acknowledgement”), in each case in substantially the form attached hereto as Exhibit E, duly executed by at least eighty percent (80%) of the Option Release Individuals listed in Part A of Schedule 2.2(n), including each individual listed on Part B of Schedule 2.2(n), reflecting the cancellation of such Option Release Individual’s Ungranted Equity Awards in exchange for the applicable Ungranted Equity Award Payment set forth on Section 3.2(d) of the Disclosure Schedule; and
(o)    the Escrow Agreement, duly executed by the Sellers’ Representative.
2.3    Purchaser Closing Deliverables. At the Closing:
(a)    Purchaser shall, subject to Section 1.6, transmit to the following Persons, by wire transfer of immediately available funds to such Person’s account set forth in the Closing Consideration Spreadsheet:
(i)    to each Seller, the amount payable to such Seller at Closing as set forth in the Closing Consideration Spreadsheet;
(ii)    to each creditor of any Acquired Company that delivers a Payoff Letter, the portion of the Closing Indebtedness Amount set forth in such Payoff Letter, as set forth in the Closing Consideration Spreadsheet;
(iii)    to each Person entitled to receive a payment included in the Company Transaction Expense Amount that is not subject to employment or similar Tax withholding or reporting by any Acquired Company, such payment, as set forth in the Closing Consideration Spreadsheet;
(iv)    to the payroll account of the applicable Acquired Company any payment included in the Company Transaction Expense Amount that is subject to employment or similar Tax withholding or reporting by any Acquired Company, as set forth in the Closing Consideration Spreadsheet;
(v)    to the Escrow Agent, the Escrow Amount; and

(vi)    to the Sellers’ Representative, the Expense Fund Amount.
(b)    Purchaser shall deliver or cause to be delivered to the Sellers and the Company:
(i)    the Escrow Agreement, duly executed by Purchaser and the Escrow Agent;
(ii)    to the parties thereto, the Transition Services Agreement, duly executed by Purchaser; and
(iii)    a certificate, duly executed on behalf of Purchaser by the chief executive officer of Purchaser and dated as of the Closing Date, containing the representation and warranty of the Purchaser that each of the conditions set forth in Sections 9.1 and 9.2 have been duly satisfied.
(iv)    to each of Muhammad Aaqib Gadit, Adeel Rais, Ayaz Ahmed Khan and Owais Ahmed Khan, a countersigned signature page to their respective Key Employee Employment Agreement.

3.    REPRESENTATIONS AND WARRANTIES RELATING TO THE ACQUIRED COMPANIES
Subject to the disclosures set forth in the Disclosure Schedule of the Company dated as of the Agreement Date prepared by the Sellers and the Company in accordance with Section 12.18 and delivered to Purchaser prior to the execution and delivery of this Agreement (the “Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Section 3 to which it relates (unless, and only to the extent, such information is cross-referenced in another part of the Disclosure Schedule or it is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed that such information qualifies another representation or warranty)) the Company represents and warrants to Purchaser as follows:
3.1    Organization of the Company.
(a)    Organization, Standing and Power to Conduct Business. The Company is a private and exempt (within the meaning of the Companies Act 1995, as amended (the “Companies Act”)) limited company duly organized and validly existing under the laws of Malta. The Company has the corporate power to own, operate, distribute and lease its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing (where such concept is applicable) in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such qualification necessary, in the case of such qualifications, except where the failure to so qualify would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Companies (taken as a whole). The Company is not in violation of any of the provisions of its Charter Documents.
(b)    Section 3.1(b) of the Disclosure Schedule sets forth a correct and complete list of: (i) the names of the members of the board of directors or equivalent governing body, as applicable of the Company and each of its Subsidiaries and (ii) the names and titles of the officers of the Company and each of its Subsidiaries, in each case as of the Agreement Date.

(c)    Section 3.1(c) of the Disclosure Schedule lists every state or non-U.S. jurisdiction in which the Company or any of its Subsidiaries has Company Associates or facilities as of the Agreement Date (specifying the existence of such Company Associates or facilities in each such state or jurisdiction).
(d)    The Company has made available correct and complete copies of its certificate of registration, as amended to date (the “Certificate of Registration”), memorandum of association, as amended to date, and other governing documents, as amended to date, each in full force and effect on the Agreement Date (collectively, the “Charter Documents”). As of the Agreement Date, the Board has not approved any amendment to any of the current Charter Documents.
(e)    Predecessors. There are no Entities that have been merged into or consolidated with or that otherwise are predecessors to any Acquired Company.
(f)    Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any Acquired Company (except for any power of attorney executed on behalf of a Subsidiary of the Company in favor of the Company).
(g)    Bankruptcy. No formal request has been made for the annulment or dissolution of the any Acquired Company and none of the Acquired Companies is in bankruptcy or subject to any Insolvency Related Procedure.
3.2    Company Capital Structure.
(a)    Share Capital. As of the Agreement Date, the authorized share capital of the Company consists of $200,000, divided into 200,000 ordinary shares of one (1) U.S. Dollar each, and the issued share capital of the Company consists of $66,000 divided into to 66,000 ordinary shares of one (1) U.S. Dollar. The Company holds no treasury shares. Section 3.2(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of the Company Shareholders and the number and type of such shares so owned by each such Company Shareholder, and any beneficial holders thereof. All issued and outstanding Company Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Legal Requirement any Company Ordinary Shares, any Company Securities or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding Company Ordinary Shares were issued in compliance with Legal Requirement and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. No Company Ordinary Shares are subject to vesting, reverse vesting, forfeiture, a right of repurchase or to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code. Duly and properly completed elections under Section 83(b) of the Code were timely and properly filed with the IRS with respect to any Company Ordinary Shares issued to individuals subject to taxation in the United States that at any time were subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.
(b)    Company Options. The Company has not issued any Company Options to employees, non-employee directors, consultants or any other Person pursuant to any Company Employee Plan.
(c)    As of the Agreement Date, there are no authorized, issued or outstanding Company Securities other than Company Ordinary Shares set forth on Section 3.2(a) of the Disclosure

Schedule. No Person holds any Company Securities, Equity Interests, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company, any of its Subsidiaries or any holder of Company Security is a party or by which it or its assets is bound, other than as set forth in Section 3.2(c) of the Disclosure Schedule, (i) obligating the Company, any other Acquired Company or such holder of Company Securities to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities or other rights to purchase or otherwise acquire any Company Securities, whether vested or unvested, or (ii) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Security, call, right or Contract.
(d)    Ungranted Equity Awards. Section 3.2(d) of the Disclosure Schedule sets forth a complete and correct list of: (i) each Company Associate or other Person with an offer letter or other Contract that specifically contemplates a grant of any equity award to purchase Company Ordinary Shares or any other security of any Acquired Company, or who has otherwise been promised (verbally or in writing) any equity award or security of any Acquired Company (each, an “Option Release Individual”), that has not been granted or issued prior to the date of this Agreement; and (ii) if applicable, the number, type and terms of any such equity award or other security of the Company, or any other Acquired Company, promised but not granted to each such Option Release Individual (each, an “Ungranted Equity Award”).
(e)    Indebtedness. There is no Indebtedness of the Acquired Companies (i) granting its holder the right to vote on any matters on which any holder of Company Securities may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from share capital of any Acquired Company, issued or outstanding as of the Agreement Date (collectively, “Voting Debt”).
(f)    Other Agreements. Except as contemplated by the Pakistan Subsidiary Transfer Actions and the UAE Subsidiary Transfer as described on Schedule 6.20, there are no Contracts relating to voting, purchase, sale or transfer of any Company Ordinary Shares or Equity Interests (i) between or among the Acquired Companies, on the one hand, and any security holder of the Acquired Companies, on the other hand, other than written Contracts granting the Acquired Companies the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company or Acquired Companies, between or among any of the Company or any other Acquired Company’s security holders.
(g)    Repurchased Shares. None of the Acquired Companies has ever repurchased, redeemed or otherwise reacquired, and there is no pending exercise of a right by any of the Acquired Companies to repurchase, redeem or otherwise reacquire, any shares in its share capital or other securities.
(h)    Acquired Companies; Ownership Interests.
(i)    Each Acquired Company is a legal entity duly organized and validly existing under the Legal Requirements of its jurisdiction of organization or formation. Each Acquired Company has all requisite corporate or similar power and authority to own, operate, distribute and lease its properties and to conducts its business as now being conducted and as currently proposed by it to be conducted in all material respects and is duly qualified to do business and in good standing (where such concept is applicable) under the Legal Requirements in each jurisdiction where the failure to be so qualified and in good standing in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except, in the case of such qualification, where the failure to so qualify is not material to the Acquired Companies (taken as a whole).
(ii)    Section 3.2(h)(ii) of the Disclosure Schedule sets forth a complete and correct list of all Equity Interests, whether direct or indirect, held by the Company or the Sellers in each of the other Acquired Companies (collectively, the “Subsidiary Ownership Interests”), as well as the names of any other Persons who hold Equity Interests in such Acquired Companies and the ownership interests held by any such Persons. The Subsidiary Ownership Interests are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Organizational Documents of any Subsidiary of the Company or any Contract to which any Subsidiary of the Company is a party or by which such Subsidiary or any of its assets is bound. None of the Subsidiaries have ever declared or paid any dividends on any Subsidiary Ownership Interests. There is no Liability for dividends accrued and unpaid by any Subsidiary. Neither the Company nor any Subsidiary is under any obligation to register under the Securities Act or any other Legal Requirement any Subsidiary Ownership Interest or other Equity Interests of any Subsidiary. Other than the Subsidiary Ownership Interests, there are no options, warrants or rights of any kind to acquire Equity Interests in any of the Acquired Companies. No Acquired Company, other than the Company, owns, directly or indirectly, any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests in, any other Person. The Pakistan Subsidiary Transfer was made in compliance with, and the UAE Subsidiary Transfer will be made in compliance with, such Entity’s Organizational Documents and with applicable Legal Requirements.
(iii)    The Company has made available correct and complete copies of the Organizational Documents of each of the Acquired Companies. As of the Agreement Date, the board of directors (or equivalent body) of each Acquired Company has not approved any amendment to any Acquired Company’s Organizational Documents, other than in connection with the transactions contemplated by this Agreement. None of the Acquired Companies is in violation of any of the provisions of its Organizational Documents.
(i)    Consideration. No Person will be entitled to receive any payment or consideration from Purchaser or any Acquired Company as a result of or in connection with any of the other Contemplated Transactions, other than (i) each Seller, specifically as set forth in the Closing Consideration Spreadsheet and (ii) the other recipients of payments specifically set forth in the Closing Consideration Spreadsheet. All of the information that will be set forth in the Closing Consideration Spreadsheet will be accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing.
3.3    Authority, Due Execution and Enforceability.
(a)    Authority. The Company has all requisite power and authority to enter into this Agreement and the Company and each of the other Acquired Companies has all requisite power and authority to enter into any Transaction Documents to which it is a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and any Transaction

Documents to which the Company or any other Acquired Company is a party and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate or similar action on the part of such Person and no further corporate or similar action is required on the part of such Person to authorize this Agreement and any Transaction Documents to which it is a party and the Contemplated Transactions. The Company Shareholder Approval is the only vote, approval or consent of the holders of any class or series of Company Securities that is necessary to adopt this Agreement and each of the Transaction Documents and approve the Contemplated Transactions. This Agreement and each of the Transaction Documents to which each of the Acquired Companies is a party have been, or, as of the Closing shall be, duly executed and delivered by such Person and assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Acquired Companies or the Sellers), constitute, or shall constitute when executed and delivered, the valid and binding obligations of such Person enforceable against it in accordance with their respective terms, subject to (A) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) general principles of equity. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) declared that this Agreement, the Transaction Documents and the Contemplated Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, are approved in accordance with the provisions of the Companies Act and other applicable Malta Legal Requirement (collectively, the “Company Board Resolutions”). Other than the Company Shareholder Approval, no other votes, approvals or consents on the part of the Company or any holder Company Securities are necessary to adopt this Agreement and approve the transactions contemplated by this Agreement, including the Share Purchase.

(b)    There is no “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation applicable to this Agreement or the Share Purchase, and any anti-takeover provision in the Charter Documents shall not be applicable to Purchaser or any of the Acquired Companies or to the execution, delivery or performance of the transactions contemplated by this Agreement, including the consummation of the Share Purchase or any of the other transactions contemplated by this Agreement.
3.4    Non-Contravention and Consents.
(a)    No Conflict. The execution and delivery by the Company of this Agreement and any Transaction Document to which the Acquired Companies is a party, and the consummation of the Contemplated Transactions, including the Share Purchase, shall not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or require any notice, consent, approval or waiver from any Person pursuant to, (i) any provision of the Charter Documents or the Organizational Documents of any Acquired Company, (ii) any Material Contract, or (iii) any Legal Requirement or Order applicable to any of the Acquired Companies, any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible) or (b) result in the creation of any Lien on any assets or Equity Interests of the Acquired Companies.
(b)    Governmental Authorization. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity is required by, or with respect to, any Acquired Company in connection with the execution and delivery of this Agreement and any Transaction Document to which any of the Acquired Companies is a party or the consummation of the Contemplated Transactions, except for (a) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities Legal Requirements and (b) such filings and notifications as may be required to be made by the Acquired

Companies in connection with the Share Purchase under applicable Antitrust Laws and the expiration or termination of waiting periods or the receipt of approvals or consents required under other applicable Antitrust Laws.
3.5    Company Financial Statements; No Undisclosed Liabilities.
(a)    Financials. The Company has delivered to Purchaser correct and complete copies of its audited consolidated financial statements (including balance sheets, statements of income, statements of cash flows and statements of changes in shareholders’ equity) as of June 30, 2021 and June 30, 2020 and for each of the fiscal years then ended, and its unaudited consolidated financial statements (including balance sheets, statements of income, statements of cash flows and statements of changes in shareholders’ equity) as of June 30, 2022 and for the fiscal year then ended (collectively, the “Financials”), which are included as Section 3.5(a) of the Disclosure Schedule. The Financials (i) are derived from and in accordance with the Books and Records of the Acquired Companies, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present, in all material respects, the consolidated financial condition of the Company and the consolidated Acquired Companies at the dates therein indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the consolidated Acquired Companies for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or shall be material in amount), and (iv) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financials, applied on a consistent basis throughout the periods indicated and consistent with each other.
(b)    Balance Sheet. Neither the Company nor any of the other Acquired Companies has any Liabilities of any nature (in the case of Liabilities not required to be set forth on a balance sheet prepared in accordance with GAAP, other than Liabilities described in any Section of the Disclosure Schedule or that do not exceed $50,000 individually) other than (i) those set forth on or adequately provided for on the face of the balance sheet (the “Current Balance Sheet”) included in the Financials as of June 30, 2022 (the “Balance Sheet Date”), and (ii) those incurred in the conduct of the Company’s or such Acquired Company’s business since the Balance Sheet Date in the Ordinary Course of Business and do not result from any breach of Contract, warranty, infringement, tort or violation of Legal Requirement, (iii) those incurred by the Acquired Companies in connection with the execution of this Agreement (including, for the avoidance of doubt, any Company Transaction Expenses), and (iv) those arising under Contracts in accordance with their terms (other than the payment of liquidated damages or arising as a result of a default or breach thereof). Except for Liabilities reflected in the Financials, neither the Company nor any of the other Acquired Companies has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or Entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by any of the Acquired Companies. None of the Acquired Companies is currently guaranteeing any debt or other obligation of any other Person. All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with GAAP consistently applied and are adequate.
(c)    Acquired Company Indebtedness. Section 3.5(c) of the Disclosure Schedule sets forth a correct and complete list of all Indebtedness of the Acquired Companies, including, for each such item of Indebtedness, the agreement governing the Indebtedness, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.
(d)    Internal Controls. The Acquired Companies have established and maintain a system of internal accounting controls sufficient in all material respects to provide reasonable assurances

(i) that transactions, receipts and expenditures of the Acquired Companies are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies, and (iv) that the amount recorded for assets on the Books and Records of the Acquired Companies is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Acquired Companies, the Acquired Companies’ independent auditors nor, to the Knowledge of the Company, any current or former employee, consultant or director of the Acquired Companies, has identified or been made aware of any fraud, whether or not material, that involves the Acquired Companies’ management or other current or former employees, consultants or directors of the Acquired Companies who have a role in the preparation of financial statements or the internal accounting controls utilized by the Acquired Companies, or any claim or allegation regarding any of the foregoing. Neither the Acquired Companies nor, to the Knowledge of the Company, any Representative of the Acquired Companies has received or otherwise had or obtained knowledge of any material written (or to the Knowledge of the Company, oral) complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their internal accounting controls or any material inaccuracy in the Acquired Companies’ financial statements. No attorney representing the Acquired Companies has reported to the Board or any committee thereof or to any director or officer of the Acquired Companies evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Acquired Companies or their Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Acquired Companies’ internal controls that could adversely affect the Acquired Companies’ ability to record, process, summarize and report financial data. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Current Balance Sheet as required by Statement No. 5.

(e)    Insider Receivables. There are no amounts owed (including any Indebtedness) to any Acquired Company by any Company Associate or any Seller.
(f)    Certain Accounting Practices. Since June 30, 2021, no Acquired Company has changed its methods of accounting, Accounting Principles, accounting practices, collection practices or credit policy, except for as required by GAAP.
3.6    Litigation.
(a)    There is no Legal Proceeding of any nature pending, or to the Knowledge of the Company, threatened, against any of the Acquired Companies, any of their respective properties or assets (tangible or intangible) or any of their respective officers, directors or managers (in their capacities as such), nor to the Knowledge of the Company on the Agreement Date, are there any presently existing facts or events that would constitute a reasonable basis therefor. No Governmental Entity has at any time since June 30, 2019 challenged or investigated the legal right of the Acquired Companies to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted. No Acquired Company is not bound by any outstanding Order issued by a Governmental Entity naming any Acquired Company that would reasonably be expected to be material to any Acquired Company or that challenges, or that may have the effect of preventing, delaying or making illegal the transactions contemplated by this Agreement.
(b)    To the Knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the any of the Acquired Companies, their respective properties or assets (tangible or intangible) or any of their respective directors, officers or employees (in their capacities as such) based upon: (i) the Company entering into this Agreement, the Acquired Companies entering into the Transaction Documents or any of the transactions contemplated by hereby or thereby, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Acquired Companies or any of its Subsidiaries regarding its assets or (iii) any claim that the Acquired Companies has agreed to sell or dispose of any of its assets to any party other than Purchaser, whether by way of merger, consolidation, sale of assets or otherwise.

(c)    None of the Acquired Companies have any Legal Proceeding of any nature pending against any other Person.
3.7    Tax Matters.
(a)    General Tax Matters.
(i)    The Acquired Companies have (A) prepared and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required to be filed by the Acquired Companies, and such Tax Returns are true and correct in all material respects and (B) timely paid all income and other material Taxes required to be paid by the Acquired Companies (whether or not shown on a Tax Return). No Acquired Company is the beneficiary of any extension of time within which to file any Tax Return (other than any such extensions either granted automatically or obtained in the Ordinary Course of Business).
(ii)    The Acquired Companies have paid or withheld or collected with respect to its Company Associates, stockholders and other third parties, all material Taxes required to be paid or withheld or collected, have paid over any such Taxes to the appropriate Governmental Entity in accordance with applicable Legal Requirements, and filed materially correct and complete information Tax Returns to the extent required to be filed by the Acquired Companies with respect thereto.
(iii)    There is no Tax deficiency outstanding, assessed or proposed in writing (or otherwise, to the Knowledge of the Company) against any Acquired Company, and no Acquired Company has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that will remain in effect after the Closing Date.
(iv)    No audit or other examination of any Tax Return of an Acquired Company is presently in progress, nor has an Acquired Company been notified in writing (or otherwise, to the Knowledge of the Company) of any request for such an audit or other examination. No claim has ever been made in writing (or otherwise, to the Knowledge of the Company) by any Tax authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to Tax in that jurisdiction. The Acquired Companies are not nor have they been involved in any correspondence, inquiry or dispute or received any notice in any jurisdiction concerning the adjustment of profits of associated enterprises for Tax purposes. No adjustment relating to any Tax Return filed by an Acquired

Company has been proposed by any Tax authority. No Acquired Company is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes.
(v)    As of the Balance Sheet Date, the Acquired Companies have no material liabilities for unpaid Taxes which have not been accrued or reserved on the Current Balance Sheet, whether asserted or unasserted, contingent or otherwise, and no Acquired Company has incurred any material liability for Taxes other than in the Ordinary Course of Business (or recognized any extraordinary gain) since the Balance Sheet Date.
(vi)    The Company has Made Available to Purchaser correct and complete copies of all income and other material Tax Returns filed by the Acquired Companies for all taxable periods remaining open under the applicable statute of limitations, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Taxes of the Acquired Companies. No power of attorney with respect to Taxes has been granted with respect to an Acquired Company that currently remains in force.
(vii)    There are no Liens on the assets of the Acquired Companies relating or attributable to Taxes, other than Liens for Taxes not yet due and payable.
(viii)    No Acquired Company has been, during the applicable period provided in Section 897(c) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.
(ix)    No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code since June 30, 2019.
(x)    No Acquired Company has (i) participated in any “reportable transaction” within the meaning of Section 6707A(c) of the Code or the Treasury Regulations promulgated thereunder or (ii) participated or engaged in any other transaction that is subject to disclosure requirements pursuant to a corresponding or similar provision of state, local or non-U.S. Tax Legal Requirement.
(xi)    No Acquired Company nor any predecessor of an Acquired Company (A) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code), or a similar group under a corresponding or similar provision of state, local or non-U.S. Tax Legal Requirement, filing a consolidated U.S. federal income Tax Return (other than an affiliated group the parent of which was the Company), (B) is a party to any Tax sharing, indemnification, reimbursement or allocation agreement (other than any such agreement entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax), (C) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirement), as a transferee or successor, by operation of Legal Requirements or by contract (other than any customary commercial contract entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes), or (D) is a party to any joint venture, partnership or other agreement that is treated as a partnership for Tax purposes.
(xii)    No Acquired Company (nor Purchaser as a result of its acquisition of the Acquired Companies) will be required to include any material item of income or gain or exclude any material item of deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Legal Requirement) by reason of a change in a method of accounting or use of an improper method of accounting either (x) for a taxable period (or portion thereof) that ends on or prior to the Closing Date or (y) as a result of the transactions contemplated by this Agreement, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Legal Requirement) entered into on or prior to the Closing Date, (C) any intercompany transaction (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirement) with respect to a transaction occurring before the Closing, (D) any installment sale or open transaction disposition made on or prior to the Closing Date, (E) any deferred revenue or prepaid amount received on or prior to the Closing Date or (F) pursuant to Sections 951, 951A, 956 or 965 of the Code as a result of income attributable to a Pre-Closing Tax Period. No Acquired Company has made an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirement).
(xiii)    No Acquired Company is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such other country or by virtue of being considered tax resident in any other country.
(xiv)    No Acquired Company has ever: (i) participated in an international boycott as defined in Section 999 of the Code, (ii) been subject to any accumulated earnings Tax or personal holding company Tax, (iii) had branch operations in any country outside of its country of incorporation, (iv) been party to a gain recognition agreement under Section 367 of the Code, or (v) incurred a dual consolidated loss within the meaning of Section 1503 of the Code. No Acquired Company has transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. No Tax ruling, clearance or consent has been issued to an Acquired Company by a Governmental Entity, and no Acquired Company has applied for any Tax ruling, clearance or consent with a Governmental Entity. The Acquired Companies are, and have been at all relevant times, in compliance in all material respects with all applicable transfer pricing laws and regulations.

(xv)    No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to any Acquired Company. The Company has not been a “controlled foreign corporation” within the meaning of Section 957 of the Code at any time during its current taxable year. None of the Sellers, nor any beneficial owner of a Seller, is a United States person within the meaning of Section 7701(a) of the Code.
(xvi)    There is no material property or obligation of the Acquired Companies, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that are escheatable or reportable as unclaimed property to any Governmental Entity under any applicable escheatment, unclaimed property or similar applicable Legal Requirements.
(xvii)    The Acquired Companies have collected, remitted and reported to the appropriate Governmental Entity all sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax Legal Requirements. The Acquired Companies have complied in all material respects with all applicable Legal Requirements relating to record retention (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption). The Acquired Companies (i) are, where they ought to have been so registered, duly registered taxable persons for the purposes of indirect taxes such as VAT, (ii) are not, nor have since June 30, 2019 been, wholly or partly exempt for such purposes, and (iii) are not subject to any conditions imposed by or agreed with any Tax Authority.
(xviii)    The Acquired Companies have not (A) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or in connection with the Payroll Tax Executive Order, (B) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, or (C) availed themselves of any Tax relief pursuant to any Pandemic Response Laws, in each case, that could reasonably be expected impact the Tax payment and/or reporting obligations of the Acquired Companies after the Closing Date.
(b)    Tax Matters Related to Compensation. Section 3.7(b) of the Disclosure Schedule lists all Persons who are reasonably believed by the Company to be “disqualified individuals” (within the meaning of Section 280G of the Code) with respect to any of the Acquired Companies. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) result in any payment or benefit that would be, individually or in combination with any other payment or benefit, characterized or reasonably expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax law). There is no contract, agreement, plan or arrangement to which any Acquired Company is a party by which it is bound to compensate any Company Associate for excise taxes paid pursuant to Section 4999 of the Code or any similar state Legal Requirement.

(c)    409A Compliance. Except as set forth on Section 3.7(c) of the Disclosure Schedule, no Acquired Company is, nor has been, a party to any Contract, arrangement or plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). Each nonqualified deferred compensation plan is and has been in material documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance issued with respect thereto. The per share exercise price for each Company Option is no less than the fair market value of a Company Ordinary Share on the date of grant (and as of any later modification thereof) within the meaning of Section 409A of the Code and as determined in a manner consistent with Section 409A of the Code. No compensation is includable in the gross income of any Company Associate prior to the payment thereof as a result of a failure to comply with Section 409A of the Code with respect to any arrangements or agreements covering any Company Associate.
(d)    Malta Tax Matters.
(i)    No Malta Tax or any amount in respect of Malta Tax is required to be withheld, paid or remitted by the Purchaser or any Acquired Company upon or in connection with the Contemplated Transactions.
(ii)    The Company validly procured a determination from the appropriate Governmental Entity in Malta in terms of the provisions of article 47(3) of the DDTA on May 29, 2020. The Company is entitled to such determination and will remain entitled to such determination without interruption through the consummation of the Contemplated Transactions such that no duty shall be chargeable, in terms of the DDTA, upon or in connection with the acquisition of the Sale Shares by the Purchaser, the Pakistan Subsidiary Transfer or otherwise in connection with any of the other Contemplated Transactions.
(e)    Notwithstanding anything to the contrary in this Agreement, the representations and warranties in this Section 3.7 and the representations and warranties contained in Section 3.13 to the extent specifically addressing Taxes shall be the only representations or warranties of the Acquired Companies in this Agreement with respect to Tax matters and, other than with respect to the representations and warranties in Sections 3.7(a)(ix), (x), (xi), (xii), (xiii), (xiv), (xv) and (xviii) and Section 3.7(d), may only be relied upon for purposes of liability for taxable periods (or portions thereof) ending on or prior to the Closing Date. Nothing in this Section 3.7 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover or other Tax asset generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date.
3.8    Title to Properties; Absence of Liens; Sufficiency and Condition of Assets.
(a)    Real Property. The Acquired Companies do not own, nor have ever owned, any real property. No Acquired Company is a “property company” as the term is defined in article 2 of the ITA. The Pakistan Subsidiary is not a “property company” as the term is defined in article 2 of the ITA.
(b)    Leased Real Property. Section 3.8(b) of the Disclosure Schedule sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, agreements, including all amendments and modifications thereof, for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Acquired Companies or otherwise used or occupied by the Acquired Companies for the operation of its business (the “Leased Real Property”) (each a “Lease Agreement” and collectively the “Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which any Acquired Company is bound. There is not, under any of such Lease Agreements, any existing default (or event which with notice or lapse of time, or both, would constitute a default) which would be material to the operation of the Business, and no material amount of rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. None of the Acquired Companies has received any written (or to the Knowledge of the Company, oral) notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.
(c)    Absence of Liens. Each of the Acquired Companies has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Current Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Acquired Companies valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens, Outbound Licenses set forth on Section 3.9(d)(ii) of the Disclosure Schedule, and Outbound Ordinary Course Licenses.
(d)    Sufficiency of Assets and Company Associates. Except for the services, assets and properties listed on Section 3.8(d) of the Disclosure Schedule, the service, assets and properties owned, leased and licensed by the Acquired Companies constitute all of the services, assets and properties that are used by the Acquired Companies to conduct, operate and continue the conduct of Business as currently conducted. Except for Company Associates involved in the provision of the services listed on Section 3.8(d) of the Disclosure Schedule, the Company Associates constitute all the employees and personnel of Acquired Companies necessary for Purchaser to conduct the Business as currently conducted, provided that the foregoing shall not be deemed a representation or warranty of non-infringement, which is solely made in Section 3.9(j).
(e)    Condition of Assets. All material equipment and other tangible assets of the Acquired Companies (other than real property) currently being used in the conduct of the Business have been maintained in all material respects in accordance with generally accepted industry practice (giving due account to the age and length of use and ordinary wear and tear), are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put. No maintenance of such assets has been materially deferred by the Acquired Companies.
3.9    Intellectual Property and Related Matters.
(a)    Definitions.
(i)    “Behavioral Data” means data collected from an IP address, web beacon, pixel tag, ad tag, cookie, JavaScript, local storage, software, or by any other means, or from a particular computer, Web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact an individual, device, or application (including by means of an advertisement or other content), to develop a profile or record of the activities of an individual, device, or application across multiple websites or online services, to predict or infer the preferences, interests, or other characteristics of an individual, device, or application, or a user thereof, or to target advertisements or other content to an individual, device, or application.
(ii)    “Company Data” shall mean the data contained in the databases of the Acquired Companies and the data and databases (not including third-party licensed database software) that the Acquired Companies use or maintain in the operation of their business, including Behavioral Data and Company Products Data.
(iii)    “Company-Owned IP” shall mean any and all Intellectual Property Rights, including Registered IP that are owned or purported to be owned by the Acquired Companies.
(iv)    “Company Privacy Policy” means each external privacy policy or binding representation of any Acquired Company, including any policy relating to: (i) the privacy of users of Company Products or any individuals who access any website or service operated by or on behalf of the Acquired Companies; or (ii) the creation, collection, use, storage, retention, hosting, disclosure, security, transmission, interception, transfer, disposal, or other Processing of any Personal Data.
(v)     “Company Products” shall mean all products and services that, since June 30, 2017, have been or are, as of the Agreement Date, commercially provided, made available, marketed, distributed, offered online, offered for sale, sold, or licensed by or on behalf of the Acquired Companies.
(vi)    “Company Products Data” means (i) all data and content uploaded or otherwise provided by or for customers or users (or any of their respective customers or users) of the Acquired Companies to, or stored by or for customers or users (or any of their respective customers or users) of the Acquired Companies on the Company Products or any other products or services of Company; (ii) all data and content (including any voice, video, email, text messaging, or other communications) created, compiled, inferred, derived, transmitted, intercepted, or otherwise collected, processed, or obtained by or for the Company Products or by or for the Acquired Companies; and (iii) data and content compiled, inferred, or derived directly or indirectly from any of the data and content described in subclauses (i) and (ii) above.
(vii)    “Company Software” means software that is owned or purported to be owned by the Acquired Companies.
(viii)    “Company Source Code” shall mean any software source code that is owned or purported to be owned by the Acquired Companies, and any software source code of any Company Software.
(ix)    “Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device; or (ii) damaging or destroying any data or file without the user’s consent.
(x)    “Intellectual Property Rights” shall mean all rights in Technology or intellectual property in any jurisdiction, including rights associated with: (i) works of authorship, including without limitation rights granted under the U.S. Copyright Act, (ii) databases, (iii) inventions, including rights granted under the U.S. Patent Act, (iv) trademarks, service marks and trade names including rights granted under the Lanham Act, (v) Trade Secrets, including rights described under the Uniform Trade Secrets Act; (vi) attribution and integrity and other moral rights of an author, or any rights of publicity (vii) Domain Names, and (viii) any similar or analogous rights arising in any other jurisdiction in the world, whether registered or unregistered.
(xi)    “Open Source Material” shall mean any software or other materials that are distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Affero General Public License, Common Public License, Apache License, BSD License, or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses” (such licenses or agreements are collectively, “Open Source Licenses”).
(xii)    “Personal Data” shall mean information about an identified or identifiable Person and any other information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information”, “personal information” or similar term as defined under applicable Legal Requirement.
(xiii)    “Privacy Requirements” means any applicable Legal Requirement (including, but not limited to, to the extent applicable to the Acquired Companies, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Video Privacy Protection Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Reporting Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (together, “HIPAA”), the Gramm-Leach-Bliley Act, the Federal Information Security Management Act, the California Consumer Privacy Act of 2018 (“CCPA”), other state privacy and data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (General Data Protection Regulation or “GDPR”), the Privacy and Electronic Communications Directive 2002/58/EC (“ePrivacy Directive”) any European Union or United Kingdom laws and regulations implementing the GDPR or

ePrivacy Directive), any binding applicable industry standard, the non-binding guidelines published by the European Data Protection Board, or other requirement of a self-regulatory organization (including the Payment Card Industry Data Security Standard, as applicable), contractual obligation or Company Privacy Policy, in each case, as amended from time to time, that pertains to (A) privacy, data security or data protection, (B) the Processing of Personal Data, (C) direct marketing and any other initiation, transmission, monitoring, recording, or receipt of communications (in any format, including voice, video, email, phone, text messaging, or otherwise), or (D) security breach notification.
(xiv)     “Registered IP” shall mean Domain Names and all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any state, government, or other public legal authority at any time in any jurisdiction, including all applications, reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part associated with Patents.
(xv)    “Shrink-Wrap Software” means any generally commercially available, non-customized software in executable code or hosted form that is available for an annual cost of not more than U.S. $100,000.
(xvi)    “Supervisory Authority” shall mean an independent public authority which is established by a European Union Member State pursuant to Article 51 of the GDPR. For the avoidance of doubt, a Supervisory Authority is considered to be a Governmental Entity.
(xvii)    “Technology” shall mean all forms of technology and content, including any or all of the following: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs or software (whether in source code or executable form), documentation, compilations, websites, and sound recordings; (ii) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes and new uses for any of the preceding items; (iii) algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques; (iv) databases, data compilations and collections and technical data; and (v) devices, prototypes, designs and schematics, including all tangible embodiments of the foregoing.
(b)    Registered IP. Section 3.9(b)(1) of the Disclosure Schedule lists, as of the Agreement Date: (i) each item of Registered IP which is owned or purported to be owned by the Acquired Companies (whether owned exclusively, jointly with another Person, or otherwise) (“Company-Registered IP”); (ii) the jurisdiction in which such item of Company-Registered IP has been registered or filed and the applicable registration or serial number; (iii) the filing date, and issuance/registration/grant date; (iv) the prosecution status thereof; and (v) any other Person who has an ownership interest in such item of Registered IP and the nature of such ownership interest. Section 3.9(b)(2) of the Disclosure Schedule sets forth a complete and correct list, as of the Agreement Date of: (y) any formal actions that must be taken by any of the Acquired Companies within ninety (90) days of the Closing Date with respect to any Company-Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (z) any Legal Proceedings before any court or tribunal (including the United States Patent and Trademark Office, the U.S. Copyright Office, or equivalent authority anywhere in the world) to which the any Acquired Company is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company-Registered IP. All necessary registration, maintenance and renewal fees in connection with such Company-Registered IP due as of the date of this Agreement (or, as applicable, due after the date hereof but prior to the Closing Date) have been made on a timely basis.
(c)    Title, Validity and Enforceability. The Acquired Companies exclusively own all right, title, and interest to and in the Company-Owned IP free and clear of all Liens (other than Permitted Liens, Outbound Licenses set forth on Section 3.9(d)(ii) of the Disclosure Schedule, and Outbound Ordinary Course Licenses). All Company-Registered IP is valid and subsisting and, to the Company’s Knowledge, enforceable (except with respect to applications, which are subsisting).
(d)    Contracts
(i)    Section 3.9(d)(i) of the Disclosure Schedule lists, as of the Agreement Date, all licenses or Contracts to which any of the Acquired Companies is a party or by which an Acquired Company is bound pursuant to which any Intellectual Property Right is licensed to any Acquired Company (other than (A) non-exclusive software licenses or software-as-a-service agreements with respect to Shrink-Wrap Software and Open Source Materials, (B) nondisclosure agreements entered in the Ordinary Course of Business, (C) licenses granted by employees pursuant to a standard form of agreement Made Available to Purchaser, and (D) licenses that are granted to an Acquired Company by consultants and contractors in the Ordinary Course of Business that are not material to any Acquired Company) (Contracts responsive to clauses (A), (B), (C), and (D) are, collectively, the “Inbound Ordinary Course Licenses” and those Contracts responsive to this Section 3.9(d)(i), excluding Inbound Ordinary Course Licenses, the “Inbound Licenses”).
(ii)    Section 3.9(d)(ii) of the Disclosure Schedule lists, as of the Agreement Date, each license or Contract pursuant to which any Acquired Company has granted to any Person any license under, agreed not to assert or enforce, or in which any Person has otherwise received or acquired any right (whether or not currently exercisable) or interest in, any Company-Owned IP (other than (A) nondisclosure agreements entered in the Ordinary Course of Business, (B) nonexclusive licenses to provide the Company Products to the Acquired Companies’ customers entered in the Ordinary Course of Business, (C) trademark licenses to affiliates, resellers, and agencies pursuant to standard form of agreement Made Available to Purchaser and incidental trademark licenses in non-exclusive commercial agreements entered into the Ordinary Course of Business, and (D) licenses to Company-Owned IP granted to vendors and service providers in the Ordinary Course of Business solely to provide products and services to the Acquired Companies) (Contracts responsive to clauses (A), (B), (C), and (D) are, collectively, the “Outbound Ordinary Course Licenses” and Contracts responsive to this Section 3.9(d)(ii) excluding Outbound Ordinary Course Licenses, the “Outbound Licenses”).

(iii)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole), no Acquired Company is in material breach of any Outbound Ordinary Course Licenses or Inbound Ordinary Course Licenses. No third party has alleged any Acquired Company to be in breach nor, to the Company’s Knowledge, is any counterparty in breach of any Outbound Ordinary Course License or Inbound Ordinary Course License (nor has any Acquired Company made such allegation against a counterparty to an Outbound Ordinary Course License or Inbound Ordinary Course License).
(e)    Company-Owned IP. The Acquired Companies have the exclusive right to bring infringement actions with respect to the Company-Owned IP. None of the Acquired Companies has (A) transferred full or partial ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or, as of the time of such transfer or exclusive license were, material to the Acquired Companies, or (B) permitted Intellectual Property Rights that are or, were at the time, owned or purported to be owned by the Acquired Companies and material to the Acquired Companies to enter into the public domain.
(f)    Development of IP. None of the Acquired Companies has jointly developed any Intellectual Property Rights or Technology with any other Person with respect to which such other Person has retained any rights in the developed subject matter. Without limiting the generality of the foregoing:
(i)    Each Person who is or was an employee, consultant or contractor of any of the Acquired Companies and who was involved in the development of any Technology or Intellectual Property Rights for or on behalf of the Acquired Companies has signed an agreement (A) containing an assignment to any of the Acquired Companies of such Person’s rights, title and interest in and to the resulting Technology and Intellectual Property Rights, without any exclusions or carve-outs and (B) which also contains reasonable confidentiality provisions protecting the rights of any of the Acquired Companies in Trade Secrets and other Acquired Company proprietary information (such agreements “Personnel Agreements”). The Acquired Companies and all other parties thereto, are in compliance in all material respects with the provisions of the Personnel Agreements.
(ii)    No current or former member, manager, officer, director, consultant, contractor or employee, of any Acquired Company, whether as a matter of contractual rights, applicable Legal Requirement or otherwise, (A) is entitled to make any valid claim, nor has made any claim, of ownership or economic interest with respect to any Company-Owned IP, or (B) has any claim, right (whether or not currently exercisable) or interest to or in any Company-Owned IP or any royalty or economic remuneration in connection therewith.
(iii)    No current or former employee of any of the Acquired Companies is: (A) bound by or otherwise subject to any Contract with a third Person restricting such employee from performing such employee’s duties for the Acquired Companies; or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his/her activities as an employee or contractor of any of the Acquired Companies.
(iv)    No funding, facilities or personnel of any Governmental Entity or any public or private university, college or other educational or research institution were used directly to develop or create, in whole or in part, any Technology or Intellectual Property Right for or on behalf of any of the Acquired Companies, nor does any Governmental Entity or other such university, college or institution have any ownership, licenses or economic rights in or to any Company-Owned IP nor any approval or consent rights in connection with the exploitation of any Company-Owned IP, other than the nonexclusive rights granted to Governmental Entities as customers in the Ordinary Course of Business consistent with the Acquired Companies’ standard form customer contract.
(g)    Standards Bodies. No Acquired Company is, nor has ever been, a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates any Acquired Company to grant or offer to any other Person any license or right to any Company-Owned IP. No Acquired Company is a party to any Contract with a standards body or any similar organization involving the license to such Acquired Company of “standards essential” Technology or Intellectual Property Rights, and none of the Acquired Companies has a reasonable basis to believe that, in the absence of such Contract, it has any Liability therefor.
(h)    Protection of Trade Secrets. The Acquired Companies have taken reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, all proprietary and confidential information that the Acquired Companies hold, or purport to hold, as a Trade Secret.
(i)    Enforcement. To the Company’s Knowledge, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company-Owned IP in any material respect. Section 3.9(i) of the Disclosure Schedule lists (and the Company has made available to Purchaser a correct and complete copy of) each letter or otherwise written or electronic communication, or correspondence or claim that has been sent or otherwise delivered to any other Person by any of the Acquired Companies or any representative of the Acquired Companies, regarding any actual, alleged, or suspected infringement or misappropriation of any Company-Owned IP, excluding third party’s use of Company’s name or logo in a manner that is not material to the Business and has been resolved as of the date of this Agreement.
(j)    Non-Infringement. The operation of the Business as currently conducted and previously conducted, including the design, development, use, import, branding, advertising, promotion, marketing, sale, provision, and licensing out of any Company Product by or on behalf of the Acquired Companies, has not and does not infringe, violate or misappropriate any Intellectual Property Rights of any Person. Without limiting the generality of the foregoing:
(i)    No infringement, misappropriation, or similar claim or Legal Proceeding involving or relating to any Intellectual Property Rights is pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies or, to the Knowledge of the Company, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such Legal Proceeding.
(ii)    No Acquired Company has received any written notice or other communication relating to any actual, alleged or suspected infringement, misappropriation or violation by any Acquired Company of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property Rights of another Person in a manner that reasonably implies infringement or violation in the absence of a license thereto.
(k)    Company Software. The Company Software does not contain any bug, malfunction or error that: (A) materially and adversely affects the use, functionality or performance of such Company Software; or (B) causes or would cause any Acquired Company to fail to comply, with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Software in any material respect. No Company Software contains any “back door,”

“drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, any of the following functions: (X) disrupting, disabling, harming or otherwise materially impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (Y) damaging or destroying any data or file without the user’s consent.
(l)    Company Source Code. No Company Source Code has been delivered, licensed or made available to any escrow agent or other Person who is not, or was not, as of the date thereof, an employee, consultant or contractor of any of the Acquired Companies acting on their behalf. No Acquired Company has a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available any Company Source Code to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) shall, or would reasonably be expected to, result in the authorized delivery, license, or disclosure of any Company Source Code to any other Person.
(m)    Open Source.
(i)    No Company Software contains, is linked with, derived from, or is distributed with, any Open Source Materials in a manner that requires pursuant to the applicable Open Source License: (A) that the any of the Acquired Companies grant a license under, or refrain from asserting any one or more of its Patents or that any Company Software or part thereof (except for the applicable, unmodified third party Open Source Material itself): (1) be disclosed or distributed in source code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (B) that otherwise imposes any material limitation, restriction or condition on any of the Acquired Companies’ commercial exploitation of any Company Software or part thereof (except for the applicable, unmodified third party Open Source Material itself).
(ii)    Except as set forth in Section 3.9(m)(ii) of the Disclosure Schedule, no Acquired Company has distributed any Company Source Code pursuant to an Open Source License. The Acquired Companies are in material compliance with any Open Source Licenses to which it is bound.
(n)    Privacy.
(i)    The Acquired Companies have made available all Company Privacy Policies since January 30, 2019. None of the disclosures made or contained in any Company Privacy Policy has been inaccurate, misleading or deceptive.
(ii)    The Acquired Companies, the Company Products (when used as intended), and to the Knowledge of the Company, all third parties performing services for the Acquired Companies (in the case of such third parties, to the extent relating to the performance of services for the Acquired Companies) comply, and have, since January 30, 2019, complied, with all applicable Privacy Requirements, including those relating to (a) the privacy of customers and non-customer end users of the Company Products; (b) the privacy of the Acquired Companies’ job applicants, employees or other personnel and (c) the Processing of any Personal Data by or for the Acquired

Companies. The Acquired Companies have not, at any point, received a written notice of breach by it of any Privacy Requirements.
(iii)    There are no requests to the Acquired Companies from individuals seeking to exercise their rights under Privacy Requirements (such as rights to obtain, access, rectify, or delete their Personal Data; obtain information about how their data is collected, used, or shared; opt-out of sharing of their data; restrict Processing of or object to Processing of Personal Data; data portability) that have not been fulfilled in accordance with Privacy Requirements.
(o)    Company Data. The Company obtained in writing all authorizations and consents and has given all notices as may be required for the collection, use, disclosure, or other Processing of Company Data by or on behalf of the Acquired Companies. The Acquired Companies have obtained in writing all necessary and required rights to license, use, sublicense and distribute the data contained in the Company Data in the manner conducted by the Acquired Companies to date, or as currently contemplated by the Company to be conducted, by or on behalf of the Acquired Companies.
(p)    Systems. The computer, information and telecommunication technology and data processing systems used by or under the control of the Acquired Companies (collectively, “Systems”), are sufficient for the operation of the Business. The Systems are designed to effectively perform all computing, information technology and data processing operations necessary for the operation of the Acquired Companies as currently conducted.
(q)    Security Measures.
(i)    The Acquired Companies’ have implemented and maintained reasonable disaster recovery and business continuity plans, procedures and facilities, including with respect to all Systems and the Business. The Acquired Companies have not experienced any disruption to, or interruption in, the conduct of its business attributable to a defect, breach, vulnerability, error, or other failure or deficiency of any System.
(ii)    With respect to each Person performing services for the Acquired Companies who is or has been permitted to access or otherwise process Company Data or Confidential Information, such Acquired Company has obtained a written agreement from such Person that binds such Person to (A) at least the same restrictions and conditions that apply to such Acquired Company with respect to such Company Data or Confidential Information and (B) implement reasonable and appropriate measures for protecting such Company Data or Confidential Information from unauthorized access, use, disclosure, and Processing. All Persons are in compliance with the provisions of such agreements and have been provided with reasonable training regarding their obligations related to the protection and Processing of Company Data. The Company has Made Available to Purchaser the standard form of non-disclosure agreements generally used by the Acquired Companies with Persons whom the Acquired Companies shares Confidential Information.
(iii)    There have been no material breaches with respect to, or any accidental, unauthorized or unlawful access to, or loss, destruction, acquisition, encryption, use, alteration, or other Processing of, any Company Data, Confidential Information or Personal Data, Processed by or for

the Acquired Companies (each, a “Security Incident”), including, any such incidents experienced by third parties performing services for the Acquired Companies and any such incidents requiring notification to any Person or Governmental Entity.
(iv)    The Acquired Companies currently have, and since January 30, 2019 have had, implemented, maintained, and monitored a written information security program that includes reasonable and appropriate safeguards and measures (including with respect to technical, administrative, and physical security) designed to (i) preserve and protect the confidentiality, availability, security, and integrity of all Systems, and all Company Data, Confidential Information and Personal Data used, collected, handled, transmitted, stored, or otherwise processed by or on behalf of the Acquired Companies and (ii) protect all Systems, Company Data, Confidential Information and Personal Data against Security Incidents (the “Security Program”). The Acquired Companies have not identified any security vulnerabilities affecting its Systems and classified as “moderate”, “medium” or more severe that have not been remediated.
(v)    Since January 30, 2019, the Acquired Companies have not received any actual or threatened written complaint (or reasonably substantiated oral complaint), request to audit, notice of investigation (formal or informal) or Legal Proceeding, in each case, against the Acquired Companies or any Person carrying out an activity on behalf of the Acquired Companies (such as a sub-processor) by any private party or Governmental Entity, with respect to (A) the Processing of any Company Data or Personal Data by or on behalf of the Acquired Companies, or (B) the security, confidentiality, availability, or integrity of any Systems or of any Company Data, Confidential Information, or Personal Data Processed by or for the Acquired Companies, or (C) any Security Incidents, or (D) any breach of any Privacy Requirements. No individual has been awarded compensation from the Acquired Companies under any Privacy Requirements since January 30, 2019.
(vi)    The Company has provided any material communication or correspondence that has been sent or otherwise delivered by or to the Acquired Companies regarding any actual, alleged or suspected violation of any Privacy Requirements by the Acquired Companies.
(r)    Effect of Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company-Owned IP or any other Technology or Intellectual Property Rights incorporated or bundled or distributed with any Company Product or Company Software; (ii) an obligation for Purchaser to offer any discount or be bound by any “most favored pricing” terms under any Contract to which any of the Acquired Companies is a party or bound; (iii) the release, disclosure or delivery of any Company-Owned IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest in, under, or with respect to, either any of the Company-Owned IP or any other Technology or Intellectual Property Rights of Purchaser (excluding any such grant, assignment or transfer of any license or other right or interest that arises from any Contract to which Purchaser or any of its Affiliates is a party but that none of the Acquired Companies is a party).
3.10    Compliance with Laws. Each of the Acquired Companies is not, and has not been since June 30, 2017, in breach or violation of, or default under any Legal Requirements and Orders applicable to such Acquired Company’s business, properties or assets, in each case other than any such breach, violation or default that would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole). As of the date of this Agreement, to the Knowledge of the Company, no condition or state of facts exists that is reasonably likely to give rise to a material violation of, or a material liability or default under, any applicable Legal Requirement or Order. None of the Acquired Companies have received any written, or, to the Knowledge of the Company, oral, notice to the effect that a Governmental Entity claimed or alleged that any of the any of the Acquired Companies were, in any material respects, in breach or violation of, or default under any Legal Requirements or Orders applicable to such Acquired Company’s business, properties, or assets. To the Knowledge of the Company, none of the Acquired Companies are under investigation with respect to the violation of any Legal Requirements.
3.11    Brokers’ and Finders’ Fees. Except as set forth on Section 3.11 of the Disclosure Schedule, none of the Acquired Companies has incurred, nor shall incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor shall Purchaser or the Acquired Companies incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Acquired Companies.
3.12    Restrictions on Business Activities. There is no Contract (non-competition or otherwise) or Order to which any Acquired Company is a party or which is otherwise binding upon any Acquired Company (or any of their respective assets) (a) which has or may reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business by any Acquired Company, including the ability of the Acquired Companies to operate in any geography of the world or with any Person, (b) that contains covenants of noncompetition, rights of first refusal or negotiation, non-solicitation of customers, and exclusive dealings arrangements, in each case, that restricts the conduct of business by any Acquired Company, (c) that restricts any Acquired Company from hiring or soliciting potential employees, consultants or independent contractors, or (d) that otherwise limits the freedom of any Acquired Company, in any material respect, to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, no Acquired Company has entered into any Contract under which any Acquired Company is restricted from selling, licensing, delivering or otherwise distributing or commercializing any of Company-Owned IP or Company Products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.
3.13    Employee Benefit Plans and Compensation(a)    .
(a)    Schedule. Section 3.13(a) of the Disclosure Schedule contains a correct and complete list, as of the Agreement Date, of each Company Employee Plan, indicating the applicable jurisdiction of each International Employee Plan, provided that with respect to any Company Employee Plans that are offer letters, employment agreements, consulting agreements or other similar Contracts entered into on the Company’s standard forms and that do not provided for severance, change in control or retention payments and benefits, only the forms thereof need be listed on such section of the Disclosure Schedule. None of the Acquired Companies has made any plan or commitment to establish or enter into any new Company Employee Plan or to modify the terms of any Company Employee Plan (except to the extent required by applicable Legal Requirement or to conform any such Company Employee Plan to the requirements of any applicable Legal Requirement, in each case as previously disclosed to Purchaser in writing, or as required by this Agreement).
(b)    Documents. The Company has made available to Purchaser: (i) correct and complete copies of all material documents embodying each Company Employee Plan, including all amendments thereto and all related trust documents, (ii) the most recent annual report (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable Legal Requirement in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of such Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Legal Requirement with respect to each Company Employee Plan, (v) all current material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material communications to Company Associates relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which have not otherwise been disclosed in writing to Purchaser and that would result in any Liability to any Acquired Company, (vii) all material, written correspondence to or from any Governmental Entity relating to any Company Employee Plan other than routine correspondence in the normal course of operations of such Company Employee Plan, (viii) current policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, if any, (ix) all discrimination tests for each Company Employee Plan for the three (3) most recent plan years, (x) the most recent IRS (or any other applicable tax authority) determination or opinion letter issued with respect to each Company Employee Plan for which determination letters are currently available.
(c)    Employee Plan Compliance. Each of the Acquired Companies has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and, as of the Agreement Date, none of the Acquired Companies has Knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance in all material respects with its terms and in material compliance with all applicable Legal Requirements, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable IRS determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and there has been no event or condition that has adversely affected or could reasonably be expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits and appeals thereof) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or Legal Proceeding pending or, to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. None of the Acquired Companies is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Acquired Companies, as applicable, have made all contributions and other payments required by and due under the terms of each Company Employee Plan. Other than as required, prohibited or limited by Legal Requirements, and subject to Section 3.13(d) below, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without Liability to Purchaser or the Acquired Companies (other than ordinary administration expenses or routine claims for benefits).

(d)    International Employee Plan. Each International Employee Plan has been established, maintained and operated in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws applicable to such International Employee Plan. The Acquired Companies have performed in all material respects all material obligations required to be performed by it under and are not in material default under or in violation of any International Employee Plan. Furthermore, all required contributions to all International Employee Plans have been made as of the Agreement Date, and no International Employee Plan has unfunded liabilities, that as of the Closing, shall not be fully offset by insurance or are not accurately and fully reflected on the Acquired Companies’ financial statements and accrued in accordance with GAAP consistently applied. Except as required by Legal Requirements, no condition exists that would prevent any of the Acquired Companies or Purchaser from terminating or amending any International Employee Plan at any time for any reason without liability to any of the Acquired Companies (other than ordinary administration expenses or routine claims for benefits). As of the Agreement Date, no action is pending or, to the Knowledge of the Company, threatened in writing that would result in a liability under an International Employee Plan to any of the Acquired Companies.
(e)    No Pension Plan. None of the Acquired Companies or any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code.
(f)    No Self-Insured Plan. None of the Acquired Companies has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Company Associates (including any such plan pursuant to which a stop loss policy or contract applies).
(g)    Collectively Bargained, Multiemployer and Multiple Employer Plan. At no time have any of the Acquired Companies or any ERISA Affiliate contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). No Acquired Company or any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.
(h)    No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide, post-employment or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements, and none of the Acquired Companies have ever represented, promised or contracted (whether in oral or written form) to any Company Associate (either individually or to Company Associates as a group) or any other Person that such Company Associate(s) or other Person would be provided with post-employment or retiree life insurance, health or other employee welfare benefits, except to the extent required by applicable Legal Requirements.
(i)    Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or upon the occurrence of any additional or subsequent events) shall (i) result in any payment or benefit (including severance, bonus or otherwise) becoming due to by any Acquired Company to any Company Associate of the Acquired Companies, (ii) result in any forgiveness of Indebtedness with respect to any Company Associate, (iii) materially increase any benefits otherwise payable by the Acquired Companies to any Company Associate or (iv) result in the obligation to fund benefits or result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code.
(j)    Employment Matters. Each of the Acquired Companies is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations, collective bargaining agreements and arrangements and extension orders respecting employment, including but not limited to: employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), Tax withholding, prohibited discrimination, harassment, and retaliation, statutory equal employment opportunity, statutory fair employment practices, recordkeeping, statutory leaves of absence, meal and rest periods, vacation, sick and other paid time off, immigration status, employee safety and health, wages and hours (including overtime wages), compensation and hours of work, and in each case, with respect to Company Associates: (i) has withheld and reported all amounts required by Legal Requirement or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Associates, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the normal course of business and consistent with past practice). Each of the Acquired Companies has paid in full to all current Company Associates, independent contractors, and consultants all material wages, salaries, commissions, bonuses, benefits, and other compensation that are due and owing to such Persons. Except as set forth in Section 3.13(j) of the Disclosure Schedule, there are no Legal Proceedings, administrative matters or investigations pending, or to the Knowledge of the Company, threatened against any of the Acquired Companies relating to any Company Associate, Company Associate Agreement or Company Employee Plan, including (without limitation), any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, compensation or misclassification of workers. There are no pending or, to the Knowledge of the Company, threatened actions against any of the Acquired Companies or any trustee of an Acquired Company under any worker’s compensation policy or long-term disability policy. None of the Acquired Companies are a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, local or non-U.S. agency or governmental authority with respect to employment practices. The services provided by each employee working in the United States is terminable “at will”, and none of the Acquired Companies has any obligation to provide any particular form or period of notice prior to terminating the employment of any employee. None of the Acquired Companies have any material liability with respect to any misclassification of: (1) any Person as an independent contractor rather than as an employee under applicable U.S. federal, state or non-U.S. law, (2) any employee leased from another employer, or (3) any employee currently classified as exempt from overtime wages under applicable U.S. federal, state or non-U.S. law. No former Company Associate (or spouse or other dependent of any former Company Associate) is receiving, scheduled to receive, owed, entitled to, or eligible for any benefits from the Acquired Companies relating to such former Company Associate’s service with any of the Acquired Companies.
(k)    Labor. No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage against any of the Acquired Companies is pending, or to the Knowledge of the Company, threatened. There are no Legal Proceedings pending, to the Knowledge of the Company, threatened of any group of employees or labor union to organize any current employees. There are no Legal Proceedings or labor disputes or grievances pending or, to the Knowledge of the Company, threatened relating to any labor matters involving any current or former employee, including charges of unfair labor practices. None of the Acquired Companies have engaged in any material unfair labor practices within the meaning of the National Labor Relations Act, and none of the Acquired Companies has received any written correspondence, charges, complaints, notices or orders from the National Labor Relations Board or any state labor relations agency or any labor organization during the period from the date four (4) years prior to the Agreement Date, and there are no arbitration opinions interpreting and enforcing any labor agreement to which any of the Acquired Companies is a party, or by which any of the Acquired Companies is bound. None of the Acquired Companies are presently, or have been in the past, a party to, or bound by, any collective bargaining agreement or any Contract with a labor organization, labor union, works council, or similar employee representative body with respect to Company Associates, and no such collective bargaining agreement or Contract is being negotiated by any of the Acquired Companies.

(l)    WARN Act. None of the Acquired Companies has taken any action that would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state, local or non-U.S. Legal Requirement, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state, local or non-U.S. Legal Requirement, or incurred any material liability or obligation under the WARN Act or any similar state, local or non-U.S. Legal Requirement that remains unsatisfied. No terminations prior to the Closing (not associated with this Agreement or the transactions thereby) would trigger any notice or other obligations under the WARN Act or similar state, local or non-U.S. law.
(m)    No Interference or Conflict. To the Knowledge of the Company, no Company Associate of any of the Acquired Companies is obligated under any contract or agreement, or subject to any Order of any court or administrative agency, that would conflict with or interfere with such Person’s employment or engagement with any of the Acquired Companies.
(n)    Certain Employee Matters. Except to extent that disclosure of such information is prohibited or limited by applicable Legal Requirements, Section 3.13(n) of the Disclosure Schedule contains a correct and complete list of the current employees of the Acquired Companies as of the Agreement Date and shows with respect to each such employee (i) the employee’s name (or employee identification number if the employee’s name must be redacted as required by applicable Legal Requirements), position held, base salary or hourly wage rate, as applicable, including, for each employee working in the United States, such employee’s designation as either exempt or non-exempt and all other material remuneration payable and other benefits provided or which any of the Acquired Companies is bound to provide to each such employee, and includes, if any, particulars of all profit sharing, incentive, commissions, and bonus arrangements to which any of the Acquired Companies is a party, (ii) the date of hire, (iii) accrued paid time off or sick leave (if applicable), (iv) leave status (if applicable), (v) visa status, (vi) the name of any union, collective bargaining agreement, works council agreement, or other similar labor agreement covering such Company Associate, (vii) employing Entity and location of employment, (viii) relevant prior notice period required in the event of termination, (ix) any non-statutory severance or termination payment (in cash or otherwise) to which any employee could be entitled. No Company Associate has given written notice to any of the Acquired Companies to terminate his or her employment and, to the Knowledge of the Company, no employee listed on Section 3.13(n) of the Disclosure Schedule intends to terminate his or her employment for any reason, other than in accordance with the employment arrangements provided for in this Agreement.
(o)    Contractor List. Section 3.13(o) of the Disclosure Schedule lists, as of the Agreement Date, (i) all current individual independent contractors, consultants and advisors to any of the Acquired Companies, (ii) the Entity to which and the location at which such individual independent contractors, consultants and advisors are providing services; (iii) the dates of engagement; and (iv) the amounts paid to such independent contractors, consultants and advisors in 2021 and 2022, and the terms of compensation. Except as set forth on Section 3.13(o) of the Disclosure Schedule, all independent contractors, consultants and advisors to any of the Acquired Companies can be terminated immediately and without notice or material Liability on the part of the any of the Acquired Companies.
(p)    Misconduct. No allegations of sexual harassment or sexual misconduct while employed by, or providing services to, any of the Acquired Companies have been made, or to the Knowledge of the Company, threatened against (i) any Key Employee, or any current or former officer or director of any of the Acquired Companies or (ii) any Company Associate or any current officer or director of the any of the Acquired Companies. None of the Acquired Companies have entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by or regarding any current employee, contractor, director, officer or other representative of any of the Acquired Companies.

(q)    Work Authorization. All employees of the Acquired Companies are authorized and have appropriate documentation to work in the jurisdiction in which they are working. Further, all independent contractors, consultants, agency workers and advisors to any of the Acquired Companies are authorized and have appropriate documentation to work in the jurisdiction in which they are working.
3.14    Environmental, Health and Safety Matters. Each of the Acquired Companies is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties, in each case except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies (taken as a whole). Since June 30, 2019, there have been no pending, or to the Knowledge of the Company, any threatened allegations by any Person that the properties or assets of any of the Acquired Companies are not, or that any of their businesses has not been conducted, in compliance with all Environmental, Health and Safety Requirements. None of the Acquired Companies have retained or assumed any material Liability of any other Person under any Environmental, Health and Safety Requirements. As of the Agreement Date, to the Knowledge of the Company there are no present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Acquired Companies with respect to Environmental, Health and Safety Requirements.
3.15    Agreements, Contracts and Commitments.
(a)    Except for this Agreement and the Contracts specifically identified on Section 3.15(a) of the Disclosure Schedule, none of the Acquired Companies is a party to or bound by any of the following Contracts:
(i)    (A) any employment, contractor or consulting Contract with any current Company Associate that has a title above A-3 (that performs services equivalent thereto), or which are not cancellable without more than thirty (30) days’ notice (other than any Personnel Agreements), (B) any Contract to grant any severance, change of control payments, retention bonus, or termination pay (in cash or otherwise) to any Company Associate (other than as required by applicable Legal Requirements), (C) any employment agreement or offer letter that is not immediately terminable at-will by an Acquired Company, as applicable, without advance notice, severance, or other material cost or Liability (other than as required by applicable Legal Requirements), (D) any separation agreement, settlement agreement with any Company Associate or other Person, under which any of the Acquired Companies has any current actual Liability, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Entity or (E) any material Contract with any labor organization, labor union, works council, or similar employee representative body or any collective bargaining agreement or similar Contract;
(ii)    any Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated or may be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement;
(iii)    any lease of any real property or personal property;

(iv)    any Contract relating to capital expenditures and involving future payments in any amount in excess of $100,000 individually or $200,000 in the aggregate, in each case in any fiscal year;
(v)    any Contract relating to the disposition or acquisition of ownership of assets or any interest in any business enterprise outside the Ordinary Course of Business;
(vi)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or other Indebtedness;
(vii)    any purchase order or Contract for the purchase of tangible items of equipment or related services in any amount in excess of $100,000 individually or $200,000 in the aggregate, in each case in any fiscal year;
(viii)    any Inbound License;
(ix)    any Outbound License;
(x)    any Contract with a Top Supplier;
(xi)    any Contract with a Top Customer;
(xii)    any Contract with a Top Reseller;
(xiii)    any Contract providing for “offshore” or outsourced the development of any material items of Technology by, for or on behalf of the Acquired Companies;
(xiv)    any Contract with federal, state, city, county, parish, municipal or other Governmental Entities, excluding any customer Contracts entered into in the Ordinary Course of Business;
(xv)    (A) any management service, legal partnership or joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person, in each case, excluding Contracts with resellers, affiliate program participants and agencies entered into in the Ordinary Course of Business;
(xvi)    any agency, dealer, distribution, sales representative, remarketer, reseller, or other Contract for the distribution of Company Products, excluding such Contracts made pursuant to a standard form of agreement Made Available to Purchaser;
(xvii)    any Contract pursuant to which any Acquired Company is bound to or has committed to provide any product or service to any third party on a most favored nation basis or similar terms;

(xviii)    any Contract granting any license or other rights to or from any Acquired Company with respect to Company Data, other than grants to service providers to use such Company Data in connection with the provision of services to such Acquired Companies;
(xix)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of any of the Acquired Companies or assets of any of the Acquired Companies or otherwise seeking to influence or exercise control over the Acquired Companies;
(xx)    any Contract pursuant to which any Acquired Company has acquired a business or Entity, or a material portion of the assets of a business or Entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;
(xxi)    any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by any Acquired Company, in connection with this Agreement and the Contemplated Transactions;
(xxii)    any Contract or other arrangement to settle any Legal Proceeding or to settle any threatened or reasonably anticipated Legal Proceeding; and
(xxiii)    any other Contract that involves $100,000 individually or $200,000 in the aggregate or more, in each case in any fiscal year, and is not cancelable without penalty within ninety (90) days.
(b)    The Company has made available correct and complete copies of each Contract required to be disclosed pursuant to Section 3.15(a). For the purposes of this Agreement, each of the foregoing Contracts referenced in Section 3.15(a) as well as any Contracts entered into subsequent to the Agreement Date and prior to the Closing Date that would have been required to be disclosed pursuant to Section 3.15(a) and if such Contract had been in effect as of the Closing Date, shall each be a “Material Contract” and collectively are the “Material Contracts.”
(c)    Each of the Acquired Companies has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is valid, binding and enforceable against each of the Acquired Companies (to the extent such Entity is a party to such Material Contract) and is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and rules of Legal Requirement governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to any Acquired Company, or to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of any of the Acquired Companies under any Material Contract, or (D) the right to cancel, terminate or modify any Material

Contract. None of the Acquired Companies have received any written notice or other written communication, and to the Company’s Knowledge, no oral notice or communication, regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. None of the Acquired Companies have Liability for renegotiation of Contracts with Governmental Entities. The Company has heretofore made available to Purchaser (1) correct and complete copies of each written Material Contract and (2) all Material Contracts are in written form, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto.
3.16    Insurance. Section 3.16 of the Disclosure Schedule lists, as of the Agreement Date, all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (in such capacities as employees, officers and directors) of each of the Acquired Companies, including the type of coverage, the carrier, the policy limits of coverage, the term and the annual premiums of such policies. There are and have been no claims since June 30, 2019 for which an insurance carrier has denied or threatened to deny coverage. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, shall be paid if incurred prior to the Closing Date), and each of the Acquired Companies is otherwise in material compliance with the terms of such policies and bonds.
3.17    Transactions with Related Parties.
(a)    Except for the Permitted Investments and Services as set forth on Schedule 6.15, no officer, director or manager of the Acquired Companies, nor, to the Knowledge of the Company, any Company Shareholder (nor, to the Knowledge of the Company, any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any Entity which engages in, or furnishes or sells services, products or technologies to, a business in Competition other than the Acquired Companies, (ii) any interest in any Entity that purchases from or sells or furnishes to the Acquired Companies, any goods or services related to the Business, or (iii) any interest in, or is a party to, any Contract to which the Acquired Companies is a party (except for any Contract relating to normal compensation or welfare benefits provided for services as an officer, director or employee of the Acquired Companies); provided, that ownership of no more than one percent (1%) of the outstanding voting securities of a publicly traded Entity shall not be deemed to be an “interest in any Entity” for purposes of this Section 3.17. No Interested Party holds any Company Securities the vesting of which shall accelerate upon the consummation of the transactions contemplated by this Agreement.
(b)    All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, an Acquired Company that were entered into on or after the inception of such Acquired Company, have been on an arms’-length basis on terms no less favorable to such Acquired Company than would be available from an unaffiliated party.
3.18    Books and Records.
(a)    The Company has made available to Purchaser correct and complete copies of (i) all documents identified on the Disclosure Schedule and (ii) the Charter Documents and the Organizational Documents of each of the Acquired Companies’, each as currently in effect. The minute books of each of the Acquired Companies provided to Purchaser contain a correct and complete summary, in all material respects, of all actions by written consent of the boards of directors (or similar governing body) of each Acquired Company and of the Company Shareholders and of the equity holders of such Acquired Company since the time of incorporation of each Acquired Company through the Agreement Date, and reflect all transactions referred to in such minutes accurately in all material respects.

(b)    The Acquired Companies have made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and other books and records (collectively, the “Books and Records”) in accordance with sound business practices and that are correct and complete, in all material respects, and fairly reflect, in all material respects, the business activities of the Acquired Companies. None of the Acquired Companies have engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records of each of the Acquired Companies shall be in the possession of the Company.
3.19    No Changes. (a) Since the Balance Sheet Date, the Acquired Companies have conducted their businesses only in the Ordinary Course of Business; (b) since the Balance Sheet Date, there has not occurred a Material Adverse Effect; and (c) since the Balance Sheet Date, the Acquired Companies have not taken any action that, if taken after the Agreement Date, would constitute a breach of, or require the consent of, Purchaser under Section 6.2.
3.20    Company Authorizations
. Section 3.20 of the Disclosure Schedule sets forth, as of the Agreement Date, each consent, license, permit, grant or other authorization (a) pursuant to which any of the Acquired Companies currently operate, provide any services or hold any interest in any of their properties, or (b) which is required for the operation of the Business as currently conducted or the holding of any such interest, in each case, except for any consent, license, permit, grant or other authorization the lack of which would not reasonably be expected to be material to any of the Acquired Companies (collectively, including any such items that are required to be disclosed in Section 3.20 of the Disclosure Schedule, “Company Authorizations”). All of the Company Authorizations have been issued or granted to the applicable Acquired Company, are in full force and effect and constitute all Company Authorizations required to permit the Acquired Companies to operate or conduct their businesses or hold any interest in their respective properties or assets. Each of the Acquired Companies is in compliance with all such Company Authorizations applicable to it, and as of the Closing Date shall have applied for and not been denied any required renewals of such Company Authorizations, except for any noncompliance or renewals that would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies (taken as a whole).
3.21    Top Suppliers and Top Customers.
(a)    Section 3.21(a) of the Disclosure Schedule sets forth a correct and complete list of: (i) the 20 largest suppliers to the Acquired Companies for the fiscal years ended June 30, 2022 and June 30, 2021 (in each case, based on the Dollar amount paid to such supplier during such year) (the “Top Suppliers”); (ii) the 20 largest customers of the Acquired Companies for the fiscal years ended June 30, 2022 and June 30, 2021 (in each case, based on the Dollar amount of revenue recognized during such year) (the “Top Customers”); and (iii) the 20 largest reseller partners of the Acquired Companies for the fiscal years ended June 30, 2022 and June 30, 2021 (in each case, based on the Dollar amount of revenue recognized during such year) (the “Top Resellers”);
(b)    Since the Balance Sheet Date, none of the Acquired Companies have received any written notice, letter, written complaint or other written communication, and to the Company’s Knowledge no oral notice, complaint or other communication, from any Top Supplier, Top Customer or Top Reseller to the effect that it (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with any of the Acquired Companies in a manner that is, or is reasonably likely to be, adverse to any of the Acquired Companies, or (ii) shall fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with any of the Acquired Companies in any manner that is, or is reasonably likely to be, adverse to any of the Acquired Companies.

3.22    Export Control and Sanctions Laws. Except as set forth in Section 3.22 of the Disclosure Schedule, (a) each of the Acquired Companies and its Affiliates has, since June 30, 2017, conducted its export transactions in accordance in all material respects with applicable provisions of United States export and re-export controls and economic and financial sanctions laws and regulations, including the Export Administration Regulations and the International Traffic in Arms Regulations administered by the United States Department of Commerce and the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations administered, imposed, or enforced by the United Nations Security Council, the European Union, or any European Union Member State or any other Governmental Entity as may have jurisdiction over Acquired Companies’ activities (collectively, “Trade Laws”). Except as set forth in Section 3.22 of the Disclosure Schedule, neither the Acquired Companies nor any of its Affiliates has since June 30, 2017, engaged in any transactions or dealings with, or exported any products, technology, or services to, (a) any country or territory that is subject to a U.S. Government embargo (currently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Luhansk People’s Republic, and so-called Donetsk People’s Republic regions of Ukraine) (collectively, the “Embargoed Countries”); (b) any instrumentality, agent, Entity, or individual that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any Governmental Entity of, any Embargoed Country; (c) any individual or Entity (each a “person”) identified on any list of designated and prohibited parties maintained by the U.S. Government, the United Kingdom, or the European Union, including, but not limited to, the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identifications List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Commerce Department (collectively, the “Prohibited Party Lists”); or (d) any Entity that is fifty percent (50%) or more owned, individually or in the aggregate, or, where relevant under applicable Trade Laws, controlled by a person appearing on a Prohibited Party List (each of (c) and (d), a “Prohibited Party”), in each case, in any manner that violated applicable Trade Laws. None of the Acquired Companies, any of its Affiliates or its or their actual or beneficial owners is a Prohibited Party. Without limiting the foregoing, and except as set forth in Section 3.22 of the Disclosure Schedule: (a) each of the Acquired Companies and its Affiliates has obtained all export and import licenses, waivers, approvals, Orders, authorizations, and registrations with any Governmental Entity required to maintain compliance with applicable Trade Laws in connection with (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (b) each of the Acquired Companies and its Affiliates is in material compliance with the terms of all applicable Export Approvals, (c) there are no pending or, to the Knowledge of the Company, threatened claims against the Acquired Companies or any of its Affiliates with respect to such Export Approvals, (d) there are no actions, conditions or circumstances pertaining to the Acquired Companies’ export transactions that would reasonably be expected to give rise to any future claims and (e) no Export Approvals for the transfer of export licenses to Purchaser are required for the Acquired Companies to maintain material compliance with applicable Trade Laws, except for such Export Approvals that can be obtained expeditiously and without material cost. Since June 30, 2017, none of the Acquired Companies, its Affiliates or any of the Acquired Companies’ or its Affiliate’s officers, directors, managers or employees is or has been the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to violations of Trade Laws.
3.23    Foreign Corrupt Practices Act. None of the Acquired Companies, its Affiliates or any director, officer, manager, or employee, nor, to the Knowledge of the Company, any agent acting on behalf of the Acquired Companies or its Affiliates (in their capacities as such or relating to their employment, services or relationship with such Acquired Company or any of its Affiliates), has since June 30, 2017, (a) directly or indirectly made, offered, promised, authorized, solicited, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to or from any

Person, including a “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof, or candidate for foreign political office, regardless of what form, whether in money, property, or services (i) to improperly obtain favorable treatment for business or Contracts secured, (ii) to improperly obtain special concessions or for special concessions already improperly obtained; (iii) to improperly influence or induce any act or decision, (iv) to secure any improper advantage or (b) established or maintained any fund or asset that has not been recorded in the Books and Records of the Acquired Companies or its Affiliates. Since June 30, 2017, none of the Acquired Companies, its Affiliates or any of the Acquired Companies’ or its Affiliate’s respective directors, officers, managers or employees are or have been the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to the FCPA and other applicable anti-corruption laws (collectively, the “Anti-Corruption Laws”).

3.24    No Other Representations and Warranties
. The Company and each Seller acknowledges and agrees that, except as expressly set forth in Section 5, none of Purchaser or any other Person has made, nor are any of them making, and the Company and such Seller has not relied on (including in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the Contemplated Transactions), any representation or warranty, written or oral, express or implied, at law or in equity, in respect of Purchaser or its businesses or in connection with the transactions contemplated by this Agreement, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed by the Company and such Seller.
4.    REPRESENTATIONS AND WARRANTIES RELATING TO EACH SELLER
Each Seller, on its own behalf and not on behalf of any other Seller, hereby represents and warrants to Purchaser as follows:
4.1    Authority and Enforceability.
(a)    Such Seller has all requisite power and authority to enter into this Agreement and any Transaction Document to which it is a party and to consummate the Contemplated Transactions, including the Share Purchase. The execution and delivery of this Agreement and any Transaction Document to which such Seller is a party and the consummation of the Contemplated Transactions, including the Share Purchase, have been duly authorized by all necessary corporate or similar action on the part of such Seller and no further action is required on the part of such Seller to authorize this Agreement and any Transaction Documents to which it is a party and the Contemplated Transactions, including the Share Purchase. This Agreement and each of the Transaction Documents to which such Seller is a party has been, or, as of the Closing shall be, duly executed and delivered by such Seller and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes, or shall constitute when executed and delivered, the valid and binding obligations of such Seller enforceable against it in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (ii) general principles of equity.
(b)    If such Seller is an Entity, such Seller (i) has been duly organized and is validly existing and in good standing (or equivalent status) under the laws of its jurisdiction of organization or formation, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, including the consummation of the Contemplated Transactions and (iii) is duly qualified, licensed and admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license or admission is necessary

(c)    Except as set forth on Section 4.1(c) of the Disclosure Schedule, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to such Seller in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) as may be required under Antitrust Laws and (ii) such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the ability of such Seller to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Contemplated Transactions in accordance with this Agreement and applicable Legal Requirement.
4.2    No Conflict. The execution and delivery by such Seller of this Agreement and any Transaction Document to which it is a party, and the consummation of the Contemplated Transactions shall not (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) if such Seller is an Entity, any provision of the Organizational Documents of such Seller, (ii) any Contract to which such Seller is a party, or (iii) any Legal Requirement or Order applicable to such Seller or any of its properties or assets (whether tangible or intangible), except, in the case of clause (ii) or (iii), as would not reasonably be expected to adversely affect the ability of such Seller to perform or comply with the covenants, agreements or obligations of such Seller herein or to consummate the Contemplated Transactions in accordance with this Agreement and applicable Legal Requirement, or (b) result in the creation of any Lien on the Company Ordinary Shares.
4.3    Litigation. There is no Legal Proceeding of any nature pending, or, to the knowledge of such Seller, threatened, against such Seller or any of its Subsidiaries, or any of the properties or assets of such Seller or any of its Subsidiaries (tangible or intangible), that (a) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with or enforcement of any of the obligations of such Seller or any other Person under this Agreement, (b) that relates to the ownership or alleged ownership of any Company Ordinary Shares or other Company Securities in each case, by such Seller or (c) that relates to any right or alleged right of such Seller to receive any consideration as a result of or in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which such Seller is a party, or the consummation of the transactions contemplated. To the knowledge of such Seller as of the Agreement Date, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as a basis for the commencement of any such Legal Proceeding.
4.4    Title and Ownership. Such Seller: (a) is the legal and beneficial owner of the number, class and series of Company Ordinary Shares set forth in Section 3.2(a) and Section 3.2(d) of the Disclosure Schedule; (b) has good, valid and marketable title to such Company Ordinary Shares, free and clear of all Liens; (c) is not a party to or bound by any option, warrant, purchase right or other Contract that could require such Seller to sell, transfer or otherwise dispose of any Company Ordinary Shares or other Company Securities or Equity Interests in any Subsidiary of the Company (other than this Agreement); (d) is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Company Ordinary Shares; and (e) except for the Company Securities set forth opposite such Seller’s name in Section 3.2(a) and Section 3.2(d) of the Disclosure Schedule, does not own any Company Securities or Equity Interests in any Subsidiary of the Company. Upon payment to such Seller of the consideration that such Seller is entitled to receive pursuant to Section 1.2 by or on behalf of Purchaser pursuant to the terms of this Agreement, such Seller shall transfer to Purchaser good, valid and marketable title to such Seller’s Sale Shares, free and clear of all Liens.

4.5    Brokers’ and Finders’ Fees. Such Seller has not incurred, or will not incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Transaction Document to which such Seller is a party or any of the Contemplated Transactions.
4.6    Assets. Neither such Seller nor any of its Affiliates (other than the Acquired Companies) holds or owns any right or other asset (including any Intellectual Property Rights) that is used in the Business.
4.7    No Malta Residence or Withholding. Such Seller is not resident in Malta for any Tax purposes. Such Seller is not owned and controlled by, directly or indirectly, nor holds any asset whatsoever (including Sale Shares or shares in the Pakistan Subsidiary) on behalf of an individual or individuals who are ordinarily resident and domiciled in Malta.
5.    REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to the Company and Sellers as follows:
5.1    Organization. Purchaser is duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the requisite corporate or other legal power and authority, as applicable, to own, lease and operate its assets and properties to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in the jurisdiction of its organization.
5.2    Authority and Enforceability. Purchaser has all requisite corporate or other legal power and authority, as applicable, to enter into this Agreement and any Transaction Documents to which it is a party and to consummate the Contemplated Transactions. The execution and delivery by Purchaser of this Agreement and any Transaction Documents to which it is a party and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate action, as applicable, on the part of Purchaser and no further corporate or similar action is required on the part of the Purchaser to authorize this Agreement and any Transaction Documents to which it is a party and the Contemplated Transactions. This Agreement and any Transaction Documents to which any of Purchaser is a party have been, or (in the case of the Transaction Documents executed after the Agreement Date) as of the Closing, shall be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the other parties hereto and thereto constitute, or (in the case of Transaction Documents executed after the Agreement Date) shall constitute when executed and delivered, the valid and binding obligations of Purchaser, as the case may be, enforceable against Purchaser in accordance with their terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (b) general principles of equity.
5.3    No Conflict. The execution and delivery by Purchaser of this Agreement and any Transaction Document to which it is a party, and the consummation by Purchaser of the Contemplated Transactions, shall not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) (a) Purchaser’s Organizational Documents or (b) any Legal Requirement or Order applicable to Purchaser, other than, in the case of this clause (b), such conflicts, violations or defaults as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Share Purchase and the other transactions contemplated by this Agreement.
5.4    Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the knowledge of Purchaser, being threatened) against Purchaser that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Share Purchase or any of the other transactions contemplated by this Agreement. As of the Agreement Date, Purchaser is not bound by any material outstanding Order issued by a Governmental Entity naming Purchaser that would reasonably be expected to challenge or have the effect of preventing, delaying or making illegal the transactions contemplated by this Agreement.
5.5    Governmental Authorization. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by, or with respect to, Purchaser or in connection with the execution and delivery of this Agreement and any Transaction Documents to which Purchaser is a party or the consummation of the Contemplated Transactions, except for (a) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities Legal Requirements and (b) such filings and notifications as may be required to be made by Purchaser in connection with the Share Purchase under applicable Antitrust Laws and the expiration or termination of waiting periods or the receipt of approvals or consents required under other applicable Antitrust Laws.
5.6    Financial Capability. Purchaser has readily available as of the Agreement Date and will have readily available as of the Closing sufficient cash or other sources of immediately available funds to effect the Closing and pay all amounts payable pursuant to this Agreement if, as and when due.
5.7    No Other Representations or Warranties. Purchaser acknowledges and agrees that, except as expressly set forth in Sections 3 and 4 (and, as of the Closing, in the Certificates), none of the Company, any Company Shareholder, any Seller or any other Person has made, or is making, and Purchaser has not relied on (including in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the Contemplated Transactions), any representation or warranty, written or oral, express or implied, at law or in equity, in respect of the Company or its business or in connection with the transactions contemplated by this Agreement, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed by Purchaser.
6.    CERTAIN COVENANTS OF SELLERS AND THE COMPANY
6.1    Access and Investigation.
(a)    During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10 and the Closing (the “Pre-Closing Period”), Sellers and the Company shall, and shall direct their respective Representatives to, and each of the Acquired Companies shall, and shall direct their respective Representatives to, at reasonable times and upon reasonable notice: (i) promptly upon request, provide Purchaser and Purchaser’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, personnel, assets, facilities and properties (including the Leased Real Property) and to all books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) promptly upon request, provide Purchaser and Purchaser’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and other information regarding the Acquired Companies, as Purchaser may reasonably request. To the extent any information or access requested by Purchaser would reasonably be expected to violate any attorney client privilege in favor of any Acquired Company, the Company may restrict access thereto to the extent necessary to protect such privilege; provided that the Company shall use commercially reasonable efforts to promptly provide such information or access to the greatest extent possible in another manner that does not violate such privilege.

(b)    During the Pre-Closing Period, Purchaser and its Representatives may make commercially reasonable inquiries of Persons having business relationships with the Acquired Companies (including suppliers, licensors and customers), and the Company shall ensure that each Acquired Company and direct their respective Representatives to use commercially reasonable efforts to facilitate (and cooperate fully with Purchaser in connection with) such inquiries.
(c)    The Company shall deliver to Purchaser, as soon as practicable and in any event within thirty (30) days after the end of each monthly accounting period that ends during the Pre-Closing Period, unaudited consolidated financial statements (including balance sheets, statements of income, statements of cash flows and statements of changes in shareholders’ equity) of the Company as of the end of and for such monthly accounting period, prepared in accordance with GAAP (except such financial statements may exclude notes), consistently applied throughout the periods covered and in accordance with the Company’s past practices.
6.2    Operation of the Business of the Company and the Acquired Companies.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (or, in the case of the UAE Subsidiary, until the UAE Subsidiary Transfer is completed), except (i) to the extent expressly described on Section 6.2 of the Disclosure Schedule, (ii) as otherwise contemplated by this Agreement, (iii) as required by any applicable Legal Requirement, including Antitrust Laws, or applicable Orders or (iv) as consented to or approved by Purchaser in writing, which consent or approval shall not be unreasonably withheld, conditioned or delayed, the Company shall:
(i)    use commercially reasonable efforts to, and the Company and the Sellers shall cause each of the other Acquired Companies to use commercially reasonable efforts to, conduct its business solely in the Ordinary Course of Business;
(ii)    use commercially reasonable efforts to, and the Company and the Sellers shall cause the other Acquired Companies to use commercially reasonable efforts to (A) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (B) to collect accounts receivable when due and not extend credit, discounts, accommodations or concessions outside of the Ordinary Course of Business, (C) sell the Company’s or any Subsidiary of the Company’s products and services consistent with past practice as to discounting, license, service, warranty and maintenance terms, incentive programs and revenue recognition and other terms and (D) preserve intact its present business organizations, keep available the services of its present officers and Company Associates and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with it;
(iii)    ensure that each of its, and the Company and the Sellers shall ensure that each of the other Acquired Company’s, Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Share Purchase or the UAE Subsidiary Transfer, and shall give reasonable advance notice to Purchaser prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(iv)    promptly notify Purchaser of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Share Purchase or the UAE Subsidiary Transfer; and
(v)    promptly notify Purchaser of any notice or other communication from any Governmental Entity (i) relating to the Share Purchase or the UAE Subsidiary Transfer, (ii) indicating that a Company Authorization is or about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Purchaser (following the Closing) or of the Acquired Companies, taken as a whole.
(b)    Without limiting the generality or effect of the provisions of Section 6.2(a), except (i) to the extent expressly described on Section 6.2 of the Disclosure Schedule, (ii) as otherwise contemplated by this Agreement, (iii) required by any applicable Legal Requirement, including Antitrust Laws, or applicable Orders or (iv) as consented to or approved by Purchaser in writing, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (or, in the case of the UAE Subsidiary, until the UAE Subsidiary Transfer is completed), the Company shall not, and the Company and the Sellers shall cause the other Acquired Companies not to do any of the following:
(i)    amend its Organizational Documents or equivalent organizational or governing documents;
(ii)    merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(iii)    declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests (other than cash dividends to the Sellers in the Ordinary Course of Business), or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for purchases from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service and issuances in connection with the exercise of any Company Options that are outstanding as of the Agreement Date;
(iv)    (A) enter into or amend, renew or modify any Contract that would (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract, (B) violate, terminate, renew, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms (other than de minimis waivers in the Ordinary Course of Business) of any of its Material Contracts, or (C) enter into, amend, renew, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which, in the case of this clause (C), if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (I) adversely affect the Acquired Companies in any material respect, (II) impair the ability of the Company or the Sellers’ Representative to perform their respective obligations under this Agreement or (III) prevent or materially delay or impair the consummation of the Share Purchase and the other Contemplated Transactions;
(v)    issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests;
(vi)    other than as required by any applicable Legal Requirement, (A) hire or engage, or offer to hire or engage, any additional officers or other employees, or any consultants or independent contractors (1) of higher title than A-3 (or performing services equivalent thereto) or (2) in any jurisdiction other than Malta, the United States, the United Arab Emirates or Pakistan, (B) terminate the employment, change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any employee of any of the Acquired Companies of higher title than A-3, (C) enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or Ungranted Equity Award held by, any officer, employee, consultant or independent contractor, (D) enter into, modify or terminate any Contract with a labor organization, works council, labor union, or similar employee representative body or any collective bargaining agreement (unless required by Legal Requirement) or (E) add any new members to the Board;
(vii)    make any loans or advances (other than routine expense advances to employees of the Acquired Companies consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;
(viii)    except for non-exclusive Outbound Ordinary Course Licenses on a standard form of Contract Made Available to Purchaser, transfer or license to any Person any rights to any Intellectual Property Rights,
(ix)    transfer or provide a copy of any Company Source Code to any Person (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the Ordinary Course of Business and provided each such employee or consultant has executed a Personnel Agreement);
(x)    materially amend or replace any Company Privacy Policy;
(xi)    take any action regarding any Company-Registered IP, other than pursuing prosecution or maintenance of such rights in the Ordinary Course of Business;

(xii)    sell, lease, license or otherwise dispose of or encumber (other than Permitted Liens) any of its properties or assets, other than non-exclusive licenses of Company Products in the Ordinary Course of Business, or enter into any Contract with respect to the foregoing;
(xiii)    enter into any operating lease or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(xiv)    incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others;
(xv)    (A) pay, discharge or satisfy (I) any Liability to any Person who is an officer, director or stockholder of the Acquired Companies, other than compensation due for services as an officer or director in the Ordinary Course of Business and the repayments contemplated by Section 6.14 herein, or (II) any claim or Liability arising other than in the Ordinary Course of Business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financials and Company Transaction Expenses, (B) defer payment of any account payable other than in the Ordinary Course of Business, or (C) give any discount, accommodation or other concession other than in the Ordinary Course of Business, in order to accelerate or induce the collection of any account receivable;
(xvi)    make any capital expenditures, capital additions or capital improvements in excess of $50,000 individually or $200,000 in the aggregate;
(xvii)    materially change the amount of, or terminate, any insurance coverage;
(xviii)    cancel, release or waive any claims or rights held by any of the Acquired Companies;
(xix)    (A) adopt, establish, enter into, terminate, discontinue or amend any Company Employee Plan, except in each case as required under applicable Legal Requirements, as necessary to maintain the qualified status of such plan under applicable Legal Requirement or the entry into, termination or modification of an individual offer letter, employment agreement or consulting agreement permitted under (vi), above, (B) accelerate the payment, funding or vesting of any compensation or benefits of any Company Associate, (C) pay or grant any bonus or other incentive compensation to any Company Associate, or (D) increase the compensation or benefits of any Company Associate (other than, with respect to clauses (C) and (D), pursuant to preexisting plans, policies or Contracts that have been disclosed to Purchaser and are set forth on Section 6.2(b)(xix) of the Disclosure Schedule);
(xx)    other than as required by Legal Requirements, grant or pay, or enter into any Contract providing for the granting or payment of any severance, change of control, retention or termination pay or benefits to any Person (other than payments or benefits provided pursuant to preexisting plans, policies or Contracts that have been disclosed to Purchaser and are set forth on Section 3.13(a) of the Disclosure Schedule);
(xxi)    (A) commence a lawsuit other than (I) for the routine collection of bills, (II) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company it consults with Purchaser prior to the filing of such a suit) or (III) for a breach or threatened breach of this Agreement or (B) settle or agree to settle any pending or threatened lawsuit or other dispute;
(xxii)    acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(xxiii)    make, change or revoke any material Tax election, adopt or change any material Tax accounting method or period, file any material amended Tax Return, enter into any material closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Legal Requirement) or voluntary disclosure application or agreement or similar process, apply for any Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than any such agreement entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax), assume or agree to indemnify any liability for Taxes of another Person, or surrender any right to claim a material Tax refund;
(xxiv)     change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the Ordinary Course of Business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Purchaser;
(xxv)    enter into any agreement for the purchase, sale or lease of any real property;
(xxvi)    place or allow the creation of any Lien (other than a Permitted Lien) on any of its properties;
(xxvii)    materially change the manner in which it provides warranties, discounts or credits to customers;
(xxviii)    enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Section 3.9 of the Disclosure Schedule; and

(xxix)     take or agree in writing or otherwise to take, any of the actions described in clauses (i) through (xxviii).
Prior to the Closing, each of Purchaser and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations. Nothing contained in this Section 6.2 shall cause or give to Purchaser, directly or indirectly, rights to control or direct the operations of the Company in violation of the applicable Antitrust Laws prior to the Closing.
6.3    Notification. During the Pre-Closing Period, Sellers and the Company shall promptly notify Purchaser in writing of: (i) the breach of or an inaccuracy in any representation or warranty made by the Company or any Seller in this Agreement that would reasonably be expected to cause the condition in Section 8.1 not to be satisfied, provided that the failure to give notice under this Section 6.3(i) shall not be deemed to be a breach of covenant under this Section 6.3(i) and shall only constitute a breach of the underlying representation or warranty; (ii) the commencement of or, to the Knowledge of the Company or any Seller, any threat to commence, any Legal Proceeding that challenges or that, if adversely determined, would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise interfering with any of the Contemplated Transactions; (iii) any material breach of any covenant or obligation of the Company or any Seller; and (iv) to the Knowledge of the Company or any Seller, any event, condition, fact or circumstance that would reasonably be expected to cause any of the conditions set forth in Section 8 not to be satisfied. No such notification shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (1) determining the accuracy of any of the representations and warranties made by the Company or any Seller in this Agreement; or (2) determining whether any of the conditions set forth in Section 8 has been satisfied.
6.4    No Solicitation or Negotiation. During the Pre-Closing Period, Sellers and the Company and their respective Subsidiaries, directors, officers and employees shall not, and shall direct their other respective Representatives not to: (a) solicit, knowingly encourage or facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Purchaser or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction. Promptly (and in any event within two (2) days) after the date of this Agreement, the Company shall request each Person that has entered into a confidentiality or similar agreement with an Acquired Company during the twelve (12) months preceding the date of this Agreement in connection with such Person’s consideration of a possible Acquisition Transaction or investment in any Acquired Company to return or destroy all Confidential Information previously furnished to such Person by or on behalf of any of the Acquired Companies and the Company shall use commercially reasonable efforts to cause each such Person to promptly comply with such request. Sellers and the Company shall promptly (and in any event within twenty-four (24) hours after receipt thereof) give Purchaser notice in writing of any inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by any Acquired Company, any Seller or any Representative of any Acquired Company or Seller during the Pre-Closing Period. Such notice shall include: (i) the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, and the terms and conditions thereof; and (ii) an accurate and complete copy of: (A) all material written materials provided in connection with such inquiry, indication of interest, proposal, offer or request; and (B) a summary of all material oral communications provided in connection with such inquiry, indication of interest, proposal, offer or request.
6.5    Employee Matters.

(a)    For the period commencing immediately following the Closing and ending on the one year anniversary thereof (or termination of employment, if earlier) (the “Continuation Period”), Purchaser shall provide, or shall cause the Acquired Companies or its applicable Affiliate to provide, to each individual who is an employee as of the Closing and remains an employee during the Continuation Period (each, a “Continuing Employee”) (i) a base salary or hourly wage rate, as applicable, that is no less favorable than the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) short-term target cash incentive compensation opportunities (excluding retention, stay, sale, special one-time, change in control, transaction-based and other similar payments and/or benefits and any specific performance goals) that are substantially comparable in the aggregate to, at Purchaser’s election in its sole discretion, either (A) those in effect for such Continuing Employee immediately prior to the Closing or (B) those provided to similarly situated employees of Purchaser and (iii) employee benefits (excluding any change in control, transaction-based and other similar payments and/or benefits, equity or equity-based compensation, retention bonuses, deferred compensation, retiree medical benefits and other retiree health and welfare arrangements, and qualified and non-qualified defined benefit pension benefits) that are substantially comparable in the aggregate to, at Purchaser’s election in its sole discretion, either (A) those in effect for such Continuing Employee immediately prior to the Closing or (B) those provided to similarly situated employees of Purchaser, subject to any requirements imposed by applicable Legal Requirements.
(b)    For purposes of eligibility to participate (but not for purposes of vesting or benefit accrual other than paid time off) under the employee benefit plans and arrangements of Purchaser and/or its Affiliates (including the Acquired Companies following the Closing) providing benefits to Continuing Employees after the Closing (the “New Plans”), Purchaser /or its Affiliates shall use commercially reasonable efforts to cause each Continuing Employee in such plans to be credited with his or her years of service with the Acquired Companies and their respective predecessors prior to the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Company Employee Plan in which such Continuing Employee participated (such plans, collectively, the “Old Plans”); provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or with respect to benefit accruals under any defined benefit pension plans. In addition, and without limiting the generality of the foregoing, Purchaser or its Affiliates shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans (other than any tax-qualified defined contribution plan or defined benefit pension plan) to the extent coverage under any such New Plan replaces coverage under any Old Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability, life insurance and/or other welfare benefits to any Continuing Employee during the Continuation Period (collectively, the “New Welfare Plans”), Purchaser or its Affiliates shall use commercially reasonable efforts to cause (A) all pre-existing conditions, exclusions or limitations, eligibility waiting periods and actively-at-work requirements of such New Welfare Plans to be waived for such Continuing Employee and his or her covered dependents (to the extent such conditions, exclusions, limitations, periods, and requirements were waived or satisfied as of immediately prior to the Closing under comparable Old Plans) and (B) any eligible expenses incurred by each Continuing Employee and his or her covered dependents under an Old Plan prior to the Closing Date and in the plan year of the Old Plan in which the Closing Date occurs to be taken into account under the analogous New Welfare Plan (if any) for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the plan year of such New Welfare Plan in which the Closing occurs, as if such amounts had been paid in accordance with such New Welfare Plan (to the same extent taken into account under the Old Plan). Purchaser shall, or shall cause one of its Affiliates, to use commercially reasonable efforts to make Continuing Employees who participated in the Company’s 401(k) Plan immediately prior to the Closing eligible to participate in a tax-qualified defined contribution plan as soon as administratively practicable following the Closing.

(c)    The provisions of this Section 6.5 are solely for the benefit of the parties hereto and shall not confer upon any other Person any direct or third-party beneficiary rights. Nothing contained in this Section 6.5 or elsewhere in this Agreement, express or implied, shall (i) confer upon any Person, including any current or former service provider of any Acquired Company, any participant in any Company Employee Plan of the Purchaser or any of its Affiliates, or any dependent or beneficiary thereof, any right to continued employment or service (or resumed employment or service) subsequent to the Closing or any third-party beneficiary rights under this Agreement, (ii) be treated as establishing, amending or modifying for any purpose any Company Employee Plan or any employee benefit plan, program, practice, policy, agreement or arrangement of any Acquired Company or the Purchaser or any of their respective Affiliates, or (iii) limit the authority of any Acquired Company, the Purchaser or any of their respective Affiliates from amending, terminating or modifying any Company Employee Plan or any employee benefit plan, program, practice, policy, agreement or arrangement of any Acquired Company or Purchaser or any of their respective Affiliates in accordance with their terms or applicable Legal Requirements.
6.6    [Reserved.]
6.7    Termination/Amendment of Agreements.
(a)    The Company shall, as promptly as practicable and in any event prior to the Closing: (i) cause the agreements identified in Part 1 of Schedule 6.7(a) to be terminated effective as of the Closing; and (ii) cause the agreements identified in Part 2 of Schedule 6.7(a) to be amended, effective as of the Closing, as set forth on Schedule 6.7(a). Each such termination and amendment shall be in form and substance satisfactory to Purchaser and shall be subject to advance review and reasonable approval by Purchaser.
(b)    The Company and each Seller hereby agrees that, effective as of the Closing, automatically and without further action by any Person: (i) all shareholder agreements, investors’ rights agreements, voting agreements, voting trusts, rights of first refusal and co-sale agreements, management rights agreements and all other similar agreements or Contracts to which any of them are a party or by which any of them are bound, shall, in each case, be permanently and irrevocably terminated without any Liability to any Acquired Company and be of no further force or effect, and all Consents required to authorize the terminations contemplated by Section 6.7(a) are hereby provided by the Company and the applicable Sellers; (ii) all obligations of the Acquired Companies and all rights of such Seller under any such agreements or Contracts relating to any Acquired Company shall be deemed terminated, discharged and waived; and (iii) no Seller shall have any recourse against any Acquired Company in respect of the matters contained therein other than to the extent expressly provided in this Agreement.
6.8    Communications with Employees. Except as otherwise expressly contemplated by this Agreement, prior to the Closing, neither the Company nor any Seller shall communicate, and the Company shall ensure that no other Acquired Company and no Representative of any Acquired Company communicates, with any Company Associate regarding post-Closing employment matters (including post-Closing employee benefit plans and compensation) without the prior written consent of Purchaser.
6.9    Resignation of Officers and Directors; Releases. The Company shall obtain and deliver to Purchaser, at or prior to the Closing, (a) the written resignation (in form and substance reasonably satisfactory to Purchaser) of each officer and director of each Acquired Company from such officer’s and director’s corporate offices (but not such Person’s employment) with such Acquired Company, effective as of the Closing (or, at the option of Purchaser, a later time) and (b) the Releases.
6.10    Payoff Letters; Company Transaction Expenses.

(a)    The Company shall, no later than four Business Days prior to the Closing Date, obtain and deliver to Purchaser: (i) a copy of an executed payoff letter, in form and substance satisfactory to Purchaser, from each creditor with respect to the Indebtedness identified on Schedule 6.10 and any other Company Indebtedness that will be outstanding as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, which payoff letter (each such payoff letter, a “Payoff Letter”) shall: (A) indicate the aggregate amount required to be paid to such creditor on the Closing Date (including the outstanding principal amount, accrued and unpaid interest and any premium, penalty, fee, Expense, breakage cost or other payment required to be made with respect to such Indebtedness) in order to fully discharge all obligations with respect to such Indebtedness and provide wire transfer information for such payment; (B) state that upon receipt of the amount described in clause “(i)” above, the instruments evidencing such Indebtedness shall be terminated; and (C) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Acquired Companies securing such Indebtedness (if any) shall be, upon the payment of the amount described in clause “(i)” above on the Closing Date, released and terminated; (ii) a UCC-3 or similar termination statement terminating the security interests of each Person holding a security interest in the assets of any of the Acquired Companies in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (iii) forms of notices of termination for each account control agreement entered into in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (iv) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office or any comparable office of any non-U.S. jurisdiction in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; and (v) forms of notices of termination for any landlord or bailee waivers executed in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any. The Company shall cause the Payoff Letters to be updated, as necessary, on the Closing Date.
(b)    The Company shall, no later than four (4) Business Days prior to the Closing Date, obtain from each payee of Company Transaction Expenses and provide to Purchaser a written invoice pursuant to which such payee acknowledges: (i) the total amount of Expenses that have been paid to such payee in connection with this Agreement or any of the Contemplated Transactions prior to the date of delivery; (ii) the total amount of Expenses of any nature that remain payable to such payee in connection with this Agreement or any of the Contemplated Transactions; (iii) that upon receipt of the amount referred to in clause “(ii)” above, such payee will have been paid in full and is not (and will not be) owed any other amount by any Acquired Company with respect to or in connection with this Agreement or the Contemplated Transactions; and (iv) that such payee is not to perform any further services for any Acquired Company following the Closing without the express written authorization of Purchaser.
6.11    Tail Insurance. Prior to the Closing, the Company shall purchase or activate an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail”) for the Acquired Companies’ directors and officers, which shall provide such directors and officers with coverage for six (6) years following the Closing and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured Persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company.
6.12    Notification and Consultation. During the Pre-Closing Period, the Company shall cause the Acquired Companies to provide any notice required to be provided to, make any filing or registration required to be made with, and obtain any Consent required to be obtained from, any labor organization, works council or similar Entity, council, organization or Governmental Entity in connection with this

Agreement, any other Transaction Document or the consummation of any of the Contemplated Transactions.

6.13    Restriction on Transfer. Each Seller agrees that, during the Pre-Closing Period, such Seller shall not directly or indirectly sell or otherwise transfer or dispose of, or pledge or otherwise permit to be subject to any Lien, any Company Security, or any direct or indirect beneficial interest therein.
6.14    Payment of Certain Liabilities. Prior to the Closing: (a) Sellers shall, and shall cause each of their respective Affiliates to, satisfy in full all outstanding amounts owing to each Acquired Company; and (b) Sellers shall cause each Acquired Company to satisfy in full all outstanding amounts owing to Sellers or any of their respective Affiliates (other than accrued salary and business expenses incurred in the Ordinary Course of Business).
6.15    Restrictive Covenants.
(a)    Restriction on Competition. Each Seller agrees that, during the Restricted Period, such Seller shall not, and such Seller shall ensure that its controlled Affiliates do not (except in the authorized course of any employment, consulting or independent contractor services provided to Purchaser, the Company or any of their Affiliates): (i) engage directly or indirectly in Competition; or (ii) directly or indirectly provide any services to, or acquire or hold any direct or indirect interest in, any Person that engages in Competition; provided, however, that such Seller may, without violating this Section 6.15(a), (x) own, as a passive investment, the voting securities of a publicly-held Entity that engages in Competition if: (1) such securities are actively traded on an established national securities market in the United States, the United Kingdom, European Union, Singapore or Hong Kong; (2) the number of voting securities of such Entity that are owned beneficially by such Seller, together with the number of voting securities of such Entity that are owned beneficially by Affiliates of such Seller, represent, in the aggregate, less than one percent (1%) of the total voting power of such Entity outstanding; and (3) neither such Seller nor any Affiliate of such Seller is otherwise associated directly or indirectly with such Entity or with any Affiliate of such Entity in a manner that otherwise violates this Section 6.15(a); (y) own, as a passive investment, interests in any Person engaged in Competition solely through a passive investment in hedge funds, mutual funds, private equity funds, venture capital funds or similar investment vehicles so long as such Seller does not directly or indirectly provide any services to, or have any involvement in the decision to invest in, such Person, or (z) continue to own interests in and provide services to any Person set forth on Schedule 6.15 with respect to such Seller (the “Permitted Investments and Services”); provided that, in the case of this clause (z), if the relevant Person listed on Schedule 6.15 actually engages directly or indirectly in Competition, then the applicable Seller shall not (I) increase the level of services it directly or indirectly provides to such Person as of the Agreement Date (including, in the case of Persons listed under permitted investments, by increasing such Seller’s level of participation in the management or investment decision making for such Person) or (II) its direct or indirect ownership of such Person from its ownership as of the Agreement Date.
(b)    Other Restrictive Covenants.
(i)    Each Seller agrees that, during the Restricted Period, such Seller shall not, and Seller shall ensure that its controlled Affiliates do not, directly or indirectly, interfere or attempt to interfere with the relationship of Purchaser or any of Purchaser’s Affiliates (including any Acquired Company) with any Specified Business Contact.
(ii)    Each Seller agrees that, during the Restricted Period, such Seller shall not, and such Seller shall ensure that its controlled Affiliates do not, directly or indirectly: (A) hire, employ, or otherwise engage as an employee, independent contractor or other service provider, any Specified Individual; or (B) solicit, induce or encourage, or attempt to solicit, induce or encourage, or cause others to solicit, induce or encourage (on its behalf or on behalf of others), any Specified Individual to terminate their employment or other service arrangement with any Acquired Company, Purchaser or any of their respective Affiliates for any reason.
(iii)    Each Seller agrees that, during the Restricted Period, such Seller shall not, and such Seller shall ensure that its Affiliates do not, intentionally libel, slander or disparage Purchaser, any Acquired Company or any Affiliate of Purchaser or any Acquired Company in any manner that would reasonably be expected to be harmful to Purchaser, any Acquired Company or any such Affiliate or to the business, business reputation or personal reputation of Purchaser, any Acquired Company or any such Affiliate.
(c)    Conflict with Other Covenants. Each Seller and Purchaser acknowledge and agree that this Section 6.15 does not conflict with the provisions of any other Contract between any Seller, on the one hand, and Purchaser or any of its Affiliates, on the other hand. In the event that any court of competent jurisdiction deems there to be any such conflict, then the terms of this Section 6.15 shall control.
6.16    Joinder Agreements. Each Seller and the Company shall cause each Person who becomes entitled to be issued any Company Ordinary Shares and is not a party to this Agreement, to concurrently with the receipt of such Company Ordinary Shares become a party to this Agreement by executing and delivering a Joinder Agreement. Upon the execution and delivery to Purchaser of a Joinder Agreement by such Person, such Person shall be deemed to be a “Seller” for all purposes under this Agreement.
6.17    Confidentiality.
(a)    Confidentiality. From and after the Closing, the Confidentiality Agreement shall terminate and be of no further force or effect. From and after the Closing, each Seller shall keep confidential, and shall ensure that each of such Seller’s Affiliates and Representatives keeps confidential, at all times from and after the Closing, all Confidential Information, except:
(i)    to the extent that Seller is advised in writing by external legal counsel that such information is required to be disclosed by applicable Legal Requirements or judicial or other compulsory legal process, after prior consultation with Purchaser as far in advance as practicable, so that Purchaser may seek an appropriate protective order or waive such Seller’s compliance with this Agreement (and, if Purchaser seeks a protective order, such Seller shall cooperate, and shall cause its Affiliates and its and their respective Representatives to cooperate, as Purchaser shall reasonably request at Purchaser’s expense);
(ii)    to the extent that the information is or has been made generally available to the public otherwise than through improper disclosure by any Person; or
(iii)    disclosure to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality).

(b)    Use Restrictions. No Seller shall use, and each Seller shall ensure that such Seller’s Affiliates and its and their respective Representatives do not use, any Confidential Information at any time following the Closing, other than to the extent necessary for such Seller’s performance of its obligations or exercise of its rights under this Agreement or another Transaction Document.
6.18    Waiver of Pre-Emptive Rights and Restrictions. Each Seller hereby waives: (a) any rights to claim that any of the Contemplated Transactions do not conform to the requirements or other provisions of the Securityholders’ Agreements or the Charter Documents of any Acquired Company; (b) any rights of pre-emption, rights of first refusal, rights of approval, rights to notice, rights of co-sale, registration rights, information rights or other similar rights or restrictions that relate to any Company Securities, whether arising under the Charter Documents of any Acquired Company, any Contract, any Legal Requirement or otherwise, including any right to receive any notice relating to the negotiation, execution, delivery or performance of this Agreement; (c) any conflicts of interest that any director or officer of any Acquired Company or any Seller may have as a result of such Person’s relationship with such Acquired Company or such Person’s interest in any of the Contemplated Transactions; and (d) effective as of the Closing, any rights over any of the Company Securities conferred upon such Seller by the Charter Documents of the Acquired Companies, any Contract (other than the Transaction Documents), any Legal Requirement or otherwise. As of the Closing, each Seller acknowledges and agrees that such Seller’s right to receive the consideration set forth in this Agreement, on the terms and subject to the conditions set forth herein, shall constitute such Seller’s sole and exclusive right against any Acquired Company or Purchaser in respect of: (i) such Seller’s ownership of Company Securities or other securities of any Acquired Company or status as a securityholder of any Acquired Company; or (ii) any Contract with any Acquired Company pertaining to securities of any Acquired Company owned or held by such Seller or such Seller’s status as a securityholder of any Acquired Company.
6.19    Ancillary Agreements. Prior to the Closing, each party shall execute and deliver to the other parties all agreements and documents set forth in Section 2.2 or Section 8 to be executed by such party.
6.20    Transfer of Subsidiary Shares. The Sellers (and, prior to the Closing, the Company) shall (a) use commercially reasonable efforts to progress the UAE Subsidiary Transfer and Pakistan Subsidiary Transfer Actions as promptly as practicable following the Agreement Date on the terms and subject to the conditions described in Schedule 6.20 and (b) reasonably cooperate with Purchaser in connection therewith to the extent Purchaser requests such cooperation. If requested by Purchaser before or after the Closing, the Sellers shall make an election on IRS Form 8832 to classify either or both of the UAE Subsidiary and the Pakistan Subsidiary as a “disregarded entity” of the Company or “partnership,” as applicable, for U.S. federal income tax purposes as of, and at least one (1) Business Day prior to, the Closing Date.
6.21    Audited Financial Statements. The Company shall from the Agreement Date through the Closing, use its commercially reasonable efforts to, and to cause its Representatives to, prepare, as promptly as practicable after the Agreement Date, the consolidated financial statements (including balance sheets, income statements, cash flow statements and statements of changes in shareholders’ equity) of the Company as of June 30, 2022 and for the fiscal year then ended, prepared in accordance with GAAP, consistently applied, which shall be audited by the Company’s independent auditor as of the Agreement Date (such audited financial statements, the “Audited Financial Statements”). In the event that the Audited Financial Statements have not been completed by the Closing, the Sellers shall reasonably cooperate with Purchaser and its Affiliates in completing the Audited Financial Statements to the extent requested by Purchaser and at Purchaser’s cost.

6.22    Ungranted Equity Award Acknowledgements. The Company shall use commercially reasonable efforts to deliver to Purchaser duly executed Ungranted Equity Award Acknowledgements from each Option Release Individual prior to Closing. The Company acknowledges and agrees that Purchaser shall be entitled to condition the payment of each Ungranted Equity Award Payment on the receipt of the corresponding Ungranted Equity Award Acknowledgment.
6.23    Certain Customer Contracts and Related Activities. As promptly as practicable after the Agreement Date, and in any event by the Closing, the Company shall have taken the actions set forth on Section 6.23 of the Disclosure Schedule and provided satisfactory evidence thereof to Purchaser.
6.24    Pakistan Subsidiary Employment Actions. The Sellers (and, prior to the Closing, the Company) shall (a) use commercially reasonable efforts to progress the matters described in Schedule 6.24 as promptly as practicable following the Agreement Date on the terms and subject to the conditions set forth in Schedule 6.24 and (b) reasonably cooperate with Purchaser in connection therewith to the extent Purchaser requests such cooperation.
7.    CERTAIN COVENANTS OF THE PARTIES
7.1    Reasonable Best Efforts; Filings and Consents.
(a)    Purchaser, each Seller and the Company shall, and the Company shall cause the other Acquired Companies to, use their respective commercially reasonable efforts to take, or cause to be taken, and to do, or cause to be done, all things necessary, appropriate or advisable to consummate the Share Purchase and make effective the other Contemplated Transactions on a timely basis and in any event prior to the End Date, including by, prior to the Closing (i) each Seller and the Company using their respective commercially reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis and (ii) Purchaser using its commercially reasonable efforts to cause the conditions set forth in Section 9 to be satisfied on a timely basis. Without limiting the foregoing, each party: (A) shall make all filings (if any) and give all notices (if any) required to be made and given by such party (or, in the case of Sellers and the Company, any Acquired Company or Affiliate thereof) in connection with the Contemplated Transactions; (B) shall use its commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party (or, in the case of Sellers and the Company, any Acquired Company) in connection with the Contemplated Transactions; provided that under no circumstances (1) may any Acquired Company pay a fee to any third party in order to obtain any Consent pursuant to this Section 7.1(a) without Purchaser’s prior written consent and (2) shall any Acquired Company be required to pay any fee (other than filing fees) to any third party in order to obtain any such Consent that is not conditioned upon the Closing (or in the case of the UAE Subsidiary Transfer, the consummation thereof); and (C) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Contemplated Transactions. The form of each such filing, notice or consent shall be subject to the prior review and reasonable approval of Purchaser.
(b)    In furtherance, and not in limitation of the foregoing in Section 7.1(a), each party shall use its commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required or reasonably requested by Purchaser to be filed by such party with any Governmental Entity with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, Sellers, the Company and Purchaser shall promptly after the date of the Agreement, prepare and as soon as practicable file any notification or other document required or reasonably requested by Purchaser to be filed under any applicable Antitrust Laws or competition or foreign investment related Legal Requirement in connection with the Contemplated Transactions. Sellers, the Company and Purchaser shall, take all commercially responsible actions to respond as promptly as practicable to: (i) any inquiry or request received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiry or request received from any state attorney general, non-U.S. antitrust or competition authority or other Governmental Entity in connection with antitrust, foreign investment or related matters, even if occurring after Closing. At the request of Purchaser only, the Company shall, and Sellers shall cause the Company to, divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of the Acquired Companies; provided that any such action is conditioned upon the consummation of the Share Purchase. Subject to the confidentiality provisions of the Confidentiality Agreement, the Company shall promptly supply to Purchaser any information that may be required in order to effectuate any filing (including any application) pursuant to (and to otherwise comply with its obligations set forth in) this Section 7.1(b). At the request and cost of Purchaser only, the Sellers shall also use commercially reasonable efforts to cooperate fully with any defense conducted by Purchaser related to a post-Closing investigation if opened by any Governmental Entity in connection with the acquisitions contemplated by this is Agreement; provided Purchaser shall have sole control with respect to any such defense. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, each party shall (A) consult with the other party prior to taking a position with respect to any such filing; (B) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any analysis, appearance, presentation, memorandum, brief, white paper, argument, opinion or proposal before making or submitting any of the foregoing to any Governmental Entity in connection with any Legal Proceeding related to this Agreement or any of the Contemplated Transactions (including any such Legal Proceeding relating to any antitrust, competition or foreign investment Legal Requirement); (C) cooperate and coordinate with the other party in preparing and exchanging such information; (D) promptly upon request provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such first party with or to any Governmental Entity related to this Agreement or any of the Contemplated Transactions; and (E) to the extent reasonably practicable, permit the other party and its Representatives to participate in all substantive discussions, telephone calls and meetings with any Governmental Entity related to this Agreement or any of the Contemplated Transactions; provided that material provided pursuant to this Section 7.1(b) (1) may be redacted as necessary to (I) comply with contractual arrangements, (II) protect legal privilege,(III) remove references concerning the valuation of the parties or (IV) remove references concerning competitively sensitive information and (2) may be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Purchaser shall consult with the Company with respect to the appropriate strategy relating to any applicable Antitrust Laws, as well as any competition, foreign investment or related matters, and consider the Company’s views in good faith; provided, however, that Purchaser shall, on behalf of the parties, control and lead all substantive communications and make the final determination as to the appropriate strategy relating to any applicable Antitrust Laws or such other competition, foreign investment or related matters (and, for avoidance of doubt, such determination may include a pull and refile of any filing or notification, or an agreement to toll or extend any applicable waiting period, and agreement with any Governmental Entity not to consummate the Contemplated Transactions for any period of time (but subject to the End Date)).
(c)    Sellers and the Company shall promptly notify Purchaser upon the receipt of: (i) any communication from any official of any Governmental Entity in connection with any filing made in connection with any of the Contemplated Transactions; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to any of the Contemplated Transactions (and shall keep Purchaser informed as to the status of any such Legal

Proceeding or threat); and (iii) any request by any Governmental Entity for any amendment or supplement to any filing made in connection with any of the Contemplated Transactions or any information required to comply with any Legal Requirement applicable to any of the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any notification or filing made pursuant to Section 7.1(b), Sellers and the Company shall (promptly upon learning of the occurrence of such event) inform Purchaser of the occurrence of such event and cooperate with Purchaser in filing with the applicable Governmental Entity such amendment or supplement.
(d)    Notwithstanding anything to the contrary contained in Section 7.1(a) through 7.1(c) or elsewhere in this Agreement: (i) Purchaser shall not have any obligation under this Agreement to: (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license (or similar arrangement) of, hold separate or otherwise limit Purchaser’s or any of its Affiliates’ freedom of action with respect to, any of the businesses, equity securities, product lines or assets of Purchaser, any of its Affiliates or any of the Acquired Companies, or otherwise propose, proffer or agree to any other requirement, obligation, condition, limitation or restriction on any of the businesses, equity securities, product lines or assets of Purchaser, any of its Affiliates or any of the Acquired Companies; (B) terminate, amend or assign existing relationships or contractual rights or obligations of Purchaser, the Seller or Company or their respective Affiliates or Subsidiaries, (C) amend or modify any of Purchaser’s rights or obligations under any Transaction Document; (D) directly or indirectly restructure, or commit to restructure, any of the Contemplated Transactions; or (E) commence, participate in or contest, or cause any of its Affiliates to commence, participate in or contest, any Legal Proceeding relating to the Contemplated Transactions (each of the foregoing clauses “(A)” through “(E)”, a “Burdensome Condition”); and (ii) nether any Seller nor the Company shall, and Sellers and the Company shall ensure that the other Acquired Companies do not, agree to take any of the actions described in clause “(A)” through “(E)” above without the prior written consent of Purchaser.
7.2    Public Announcements. The press release and other written communications initially announcing the Contemplated Transactions shall be in a form agreed by the parties to this Agreement prior to the Agreement Date. From and after the date of this Agreement except as expressly contemplated by this Agreement, reasonably necessary for the Company to obtain any consents and approvals contemplated by this Agreement or to the extent expressly contained in any public announcement by Purchaser regarding the Contemplated Transaction, neither any Seller nor the Company shall (and Sellers and the Company shall ensure that no Acquired Company and no Representative of any Acquired Company or the applicable Seller shall) issue or make any press release or public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement, the Transaction Documents or any of the Contemplated Transactions, without Purchaser’s prior written consent unless required by applicable Legal Requirement. After the Agreement Date and prior to the Closing, Purchaser shall consult with the Company prior to issuing or making, and shall consider in good faith the views of the Company with respect to, any press release or other written public statement regarding this Agreement, the Transaction Documents or any of the Contemplated Transactions; provided that no such consultation shall be required for any public statement required by applicable Legal Requirements or any interviews, press appearances or other public statements not in writing.
7.3    Tax Matters.
(a)    The Company shall prepare or cause to be prepared all Tax Returns of the Acquired Companies required to be filed before or on the Closing Date (“Company Prepared Returns”), in each case, consistent with the past practices of the relevant Acquired Company, except as otherwise required by applicable Legal Requirements. The Company shall timely file, or cause to be timely filed, with the appropriate Governmental Entity all Company Prepared Returns and shall timely pay, or cause to be timely paid, all Taxes shown as due thereon. At least twenty (20) days prior to filing a Company Prepared Return that is an income or other material Tax Return (or as soon as reasonably practical for such Tax Returns that are due to be filed within twenty (20) days of the Agreement Date), the Company shall submit a copy of such Tax Return to Purchaser for Purchaser’s review and comment and shall incorporate any reasonable comments to such Tax Returns as are provided by Purchaser. Purchaser shall prepare and timely file, or cause to be prepared and timely filed, with the appropriate Governmental Entity all Tax Returns of the Acquired Companies for Pre-Closing Tax Periods and Straddle Periods required to be filed after the Closing Date (“Purchaser Prepared Returns”). At least twenty (20) days prior to filing a Purchaser Prepared Return (or as soon as reasonably practical for such Tax Returns that are due to be filed within twenty (20) days of the Closing Date), the Company shall submit a copy of such Tax Return to Sellers’ Representative for Sellers’ Representative’s review and comment and shall include any reasonable comments to such Tax Returns as are provided by Sellers’ Representative that are at least more likely-than-not to be upheld under applicable Legal Requirement as determined by Purchaser and its Tax counsel in their reasonable discretion.
(b)    In the case of any Tax that is payable with respect to any Straddle Period (other than Transfer Taxes), the portion of any such Tax that is attributable to the portion of the Tax period ending on the Closing Date shall: (i) in the case of Taxes that are either (A) based upon or related to income, profits or receipts or attributable to any amount required to be included in income under Sections 951 or 951A of the Code or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed to be equal to the amount that would be payable if the Tax period of the Acquired Companies (and each partnership in which any Acquired Company is a partner) ended with (and included) the Closing Date (and in the case of any Taxes attributable to the ownership of any Equity Interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Legal Requirement), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date); provided, however, that any exemption, allowance or deduction that is calculated on an annual basis (including any depreciation or amortization deduction) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and (ii) in the case of any Tax that is imposed on a periodic basis with respect to any Acquired Company and is not described in clause “(i)(A)” or clause “(i)(B)” above, be deemed to be an amount equal to the product of the amount of such Tax for the entire Straddle Period (or, in the case of any such Tax determined on an arrears basis, the amount of such Tax for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire period.
(c)    Prior to the Closing, the Company shall take all actions to ensure that any Tax allocation, indemnification, sharing or similar agreements (other than any such agreement entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax) between any of the Acquired Companies, on the one hand, and any other Person, on the other hand, shall be terminated as of the Closing Date.
(d)    Not later than five (5) days prior to the due date for the payment of Taxes with respect to any Tax Return that Purchaser has the responsibility to file pursuant to Section 7.3(a), Purchaser shall be entitled to be paid from the Escrow Fund or Tax Escrow Fund, as applicable (and Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay to Purchaser), the amount of Taxes for which Sellers are responsible pursuant to Section 11.2. For the avoidance of doubt, no payment made pursuant to this Section 7.3(d) shall relieve Sellers from their indemnification, compensation and reimbursement obligations pursuant to Section 11.2 to the extent the amount of Taxes as ultimately determined, on audit or otherwise, for the periods covered by any such Tax Return exceeds the amount of the payment made pursuant to this Section 7.3(d).
(e)    Purchaser, Sellers and the Sellers’ Representative shall cooperate fully with each other in connection with the preparation of any Tax Return of, and with any audit examination or Legal Proceeding relating to any Liability relating to Taxes imposed on, any Acquired Company for any Pre-Closing Tax Period or Straddle Period, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney or other materials reasonably necessary or useful for the preparation of any such Tax Return, the conduct of any audit examination or the defense of any claim by any Governmental Entity relating to the imposition of any Tax. Notwithstanding anything to the contrary in this Section 7.3, nothing in this Section 7.3 shall require Purchaser to provide the Sellers’ Representative or any Seller with any consolidated, combined, unitary or other Tax Return of Purchaser or any member of its affiliated group.
(f)    The Sellers’ Representative and Purchaser (and each of their respective Affiliates) will give written notice to each other of any audit, examination or other proceeding relating to any Tax Return of or Tax liability imposed on, or with respect to, an Acquired Company for any Pre-Closing Tax Period or Straddle Period that could reasonably be anticipated to form the basis of a claim for indemnification pursuant to Section 11.2, including any such proceeding relating to the Specified Tax Indemnity (a “Tax Contest”) within thirty (30) days of receipt of notice from a Governmental Entity of such Tax Contest; provided, however, that Purchaser’s failure to provide such notice shall not relieve any Indemnitor from liability pursuant to this Agreement except to the extent an Indemnitor is materially prejudiced by such failure. Purchaser will control the conduct of all Tax Contests (including all Tax Contests related to the Specified Tax Indemnity); provided, however, that Purchaser will (i) keep the Sellers’ Representative informed of the progress of and allow the Sellers’ Representative to participate in (at the Indemnitors’ expense), but not control, such Tax Contest, (ii) provide the Sellers’ Representative a copy of all material submissions made to a Governmental Entity in connection with such Tax Contest and a chance to comment on such submissions, and (iii) not settle or compromise any such Tax Contest without reasonable prior consultation with (but not the consent of) the Sellers’ Representative to the extent such settlement or compromise would reasonably be expected to result in an indemnification claim pursuant to Section 11.2.
(g)    The Sellers shall pay all sales, use, value added, transfer, indirect transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement (“Transfer Taxes”), and the party required under any applicable Legal Requirement to file any Tax Return related to such Transfer Taxes shall file any required Tax Return in the time and manner prescribed by applicable Legal Requirements. All reasonable out-of-pocket costs or expenses incurred by Purchaser or the Acquired Companies after Closing related to the foregoing (“Transfer Tax Expenses”) shall be promptly reimbursed by Sellers within five (5) Business Days of Purchaser’s demand therefor.
(h)    Purchaser shall not, and shall not cause any Acquired Company to, (i) amend any Tax Return of the Acquired Companies for a Pre-Closing Tax Period or Straddle Period, (ii) make or change any material Tax election (other than an election under Section 338(g) of the Code for any Acquired Company except SMBCloud Platform Inc.) or change any method of accounting that has retroactive effect to any Tax Return of the Acquired Companies for a Pre-Closing Tax Period, (iii) extend or waive the applicable statute of limitations with respect to a material Tax or a material Tax Return of an Acquired Company for a Pre-Closing Tax Period, (iv) file any ruling request with, make any voluntary disclosure to or initiate discussions with, any Governmental Entity with respect to a Pre-Closing Tax Period or (v) take any action with respect to Taxes of the Acquired Companies outside the Ordinary

Course of Business on the Closing Date after the Closing, in the case of each of clauses (i) through (v), without first consulting in good faith with the Sellers’ Representative to the extent any such actions would reasonably be expected to result in an indemnification claim pursuant to Section 11.2. Notwithstanding anything to the contrary in this Agreement, at Purchaser’s sole discretion, Purchaser (or an Affiliate, as applicable) shall be entitled to make an election under Section 338(g) of the Code for the Acquired Companies other than SMBCloud Platform Inc. with respect to the transactions contemplated by this Agreement.
(i)    Sellers shall be entitled to the amount of any Tax refund (or credit in lieu of a Tax refund) of the Acquired Companies with respect to Pre-Closing Tax Periods to the extent such Taxes were included in the Accrued Tax Amount as finally determined pursuant to Section 1.5 or paid by the Acquired Companies prior to the Closing or by the Indemnitors after the Closing in connection with Section 11.2, other than any such Tax refund or credit that results from the carryback of any loss, credit or other Tax attribute generated after the Closing Date and other than any such Tax refund or credit taken into account in the Accrued Tax Amount. Purchaser shall pay, or cause to be paid, to Sellers any amounts to which Sellers are entitled pursuant to the prior sentence, net of any reasonable out-of-pocket costs incurred by Purchaser in connection with claiming any such Tax refund or credit, within ten (10) Business Days of the receipt or utilization of the applicable Tax refund or credit by Purchaser and its Affiliates. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Entity, each Seller shall promptly repay the amount of such refund or credit received by such Seller, together with any interest, penalties or other additional amounts imposed by such Governmental Entity, to Purchaser. All payments made to the Sellers under this Section 7.3(i) shall be treated by the parties as adjustments to the purchase price to the extent permitted by applicable Legal Requirements.
(j)    From and after the Closing, Purchaser may, in its sole discretion and at the Indemnitors’ sole expense, engage a nationally recognized accounting, consulting, or other specialty firm (which may include KPMG US LLP) (the “Tax Consultant”) to determine, with respect to any Pre-Closing Tax Period, (i)(A) whether the Acquired Companies should have collected and remitted sales, use, value added, goods and services, digital services, excise or similar Taxes in any jurisdiction using a “more-likely-than-not” or higher standard (each such jurisdiction that satisfies such standard, a “Nexus Jurisdiction”) and (B) a reasonable estimate of the liability with respect to such Taxes, including any interest and penalties, for each Nexus Jurisdiction, which determinations shall be set forth in writing (the “Nexus Study”) and/or (ii) whether any Acquired Company (other than the Pakistan Subsidiary) is liable for Taxes in Pakistan relating to any Pre-Closing Tax Period as a result of any permanent establishment, fixed place of business, office or other presence in Pakistan using a “more-likely-than-not” or higher standard (the “Pakistan Study”). The Sellers’ Representative and the Sellers shall each cooperate with the Tax Consultant in its preparation of the Nexus Study and the Pakistan Study to the extent reasonably requested by Purchaser or the Tax Consultant. The Sellers’ Representative shall be entitled to receive copies of any substantive written correspondence from the Tax Consultant in connection with such Nexus Study and such Pakistan Study. Purchaser, with prior notice to the Sellers’ Representative, may elect to cause the Acquired Companies to initiate or file any voluntary disclosure or similar agreements with the appropriate Governmental Entity or file Tax Returns, in each case (x) with respect to any Nexus Jurisdiction identified in the Nexus Study, or (y) in Pakistan, to the extent the Tax Consultant determinates that an Acquired Company (other than the Pakistan Subsidiary) is liable for Taxes in Pakistan relating to any Pre-Closing Tax Period as a result of any permanent establishment, fixed place of business, office or other presence in Pakistan using a “more-likely-than-not” or higher standard. Any Damages relating to a Pre-Closing Tax Period that are directly or indirectly suffered or incurred at any time by any of the Indemnitees and that arise from or are a result of, or are connected with the Nexus Study, the Pakistan Study, any voluntary disclosure or similar agreements, or in connection with the filing of any such Tax Return, in each case, contemplated by this Section 7.3(j) (collectively, the “Study Costs”)

shall be subject to indemnification and shall be included as a Specified Tax Indemnity for all purposes of this Agreement.
7.4    Parachute Payments. As promptly as practicable after the execution and delivery of this Agreement (but no later than two (2) Business Days prior to the Closing Date), the Company shall submit to the shareholders of the Company (in a manner reasonably satisfactory to Purchaser) for execution and approval by shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Company Employee Plans, other Company Contracts or otherwise in connection with any of the Contemplated Transactions to any individual executing a waiver described below that would reasonably be expected to result, separately or in the aggregate, in the payment of any amount, or the provision of any benefit, that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) or any corresponding provision of any state, local or non-U.S. Legal Requirement (collectively, the “Section 280G Payments”). The Company shall seek any such shareholder approval in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. After execution of this Agreement (and in any event no later than one (1) day prior to the submission to the shareholders of the Company of the written consent described in this Section 7.4 and any related disclosure of the Section 280G Payments), the Company shall obtain from each Person who might receive any Section 280G Payments, a waiver, in form and substance reasonably satisfactory to Purchaser, and deliver each such executed waiver to Purchaser. The form and substance of all shareholder approval documents contemplated by this Section 7.4, including the waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior reasonable review and approval of Purchaser. The Company shall: (a) provide such documentation and information to Purchaser for its review and approval no later than two (2) Business Days prior to soliciting waivers from the “disqualified individuals;” and (b) implement all reasonable and timely comments from Purchaser thereon. In addition, the Company and Purchaser shall reasonably coordinate in advance with respect to the documentation and procedures relating to the waivers and shareholder approval contemplated by this Section 7.4, including Purchaser’s provision to the Company of any information or documentation regarding any Purchaser Arrangements (as defined below). If any of the waived Section 280G Payments fail to be approved by the voting shareholders as contemplated above, then such waived Section 280G Payments shall not be made or provided. To the extent that any Contract, agreement or plan is entered into by Purchaser or any of its Affiliates, on the one hand, and a disqualified individual, on the other hand, in connection with the transactions contemplated by this Agreement before the Closing (the “Purchaser Arrangements”), Purchaser shall use commercially reasonable efforts to provide a copy or, if not available, the material terms of such Purchaser Arrangement to the Company before the Closing and shall reasonably cooperate with the Company in good faith in order to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection with the transactions contemplated by this Agreement that could constitute a “parachute payment” under Section 280G of the Code.
7.5    Key Employee Equity Grants. No later than the first regularly scheduled equity award grant date for similarly situated Purchaser employees following the Closing Date, Purchaser’s parent shall grant to each Key Employee an equity award having the material terms and conditions (including the approximate aggregate fair value of such equity award) set forth on Section 7.5 of the Disclosure Schedule, subject to such Key Employee being an employee or other service provider of the Company or any of its Affiliates (including the Acquired Companies following the Closing) on the grant date of such equity award. Purchaser acknowledges that Purchaser’s parent intends to grant equity awards to the other employees of the Acquired Companies following the Closing substantially in accordance with Purchaser’s parent’s customary practices for its own similarly situated employees.
8.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER
The obligations of Purchaser to cause the Contemplated Transactions to be consummated are subject to the satisfaction (or waiver by Purchaser), at or prior to the Closing, of each of the following conditions:
8.1    Accuracy of Representations. (a) Each of the representations and warranties set forth in Section 3.1 (Organization of the Company), Section 3.2 (Company Capital Structure), Section 3.3(a) (Authority, Due Execution and Enforceability), Section 3.4(a)(i) (Non-Contravention and Consents), Section 3.11 (Brokers’ and Finders’ Fees), Section 4.1 (Authority and Enforceability), Section 4.2(a)(i) and (b) (No Conflict), Section 4.4 (Title and Ownership) and Section 4.5 (Brokers’ and Finders’ Fees), (i) to the extent qualified by materiality, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date) and (ii) to the extent not qualified by materiality, shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); (b) the representation and warranty set forth in Section 3.19(b) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing; and (c) and each of the other representations and warranties of Sellers and the Company contained in this Agreement (disregarding all materiality and similar qualifiers contained therein) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except, in the case of this clause “(c)”, if the failure of such representations and warranties to be accurate would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, however, that any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded for purposes of this Section 8.1.
8.2    Performance of Covenants. Each of the covenants and obligations that the Company or any Seller is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects.
8.3    Governmental and Other Consents; Expiration of Notice Periods.
(a)    Governmental Consents. All filings with and Consents of any Governmental Entity required or reasonably requested by Purchaser to be made or obtained in connection with the Contemplated Transactions shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement (as determined by Purchaser) preventing, prohibiting or otherwise restraining the consummation of any of the Contemplated Transactions shall have expired or been terminated.
(b)    No Restraint on Business. No temporary restraining order, preliminary or permanent injunction or other Order shall have been threatened in writing or issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and no Legal Requirement shall have been enacted or deemed applicable to the Contemplated Transactions, that imposes or purports to impose a Burdensome Condition.
8.4    No Material Adverse Effect. There shall not have occurred any Material Adverse Effect that is continuing.
8.5    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of any of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Contemplated Transactions that makes the consummation of any of the Contemplated Transactions illegal.
8.6    No Legal Proceedings. No Governmental Entity shall have commenced any Legal Proceeding that remains pending or shall have threatened in writing to commence any Legal Proceeding: (a) challenging any of the Contemplated Transactions; (b) seeking to impose material fines or Damages on Purchaser or any of its Affiliates in connection with any of the Contemplated Transactions; or (c) seeking to impose a Burdensome Condition.
8.7    [Reserved.]
8.8    Section 280G Stockholder Approval. Either: (a) any payment or benefit that may be a Section 280G Payment that is the subject of a waiver described in Section 7.4 shall have been approved by shareholders of the Company holding the number of Company Ordinary Shares required by the terms of Section 280G in order for such payment or benefit not to be deemed a parachute payment under Section 280G, with such approval having been obtained in a manner that satisfies all applicable requirements of Section 280G and Section 7.4; or (b) such shareholder approval was not obtained and each Person who would otherwise have been entitled to any such payment or benefit subject to such vote shall have duly executed and delivered to Purchaser the waiver referred to in Section 7.4.
8.9    Employees.
(a)    Each Key Employee shall: (i) have accepted and not repudiated or terminated the offer of employment contained in the Key Employee Employment Agreement delivered to such employee by countersigning such Key Employee Employment Agreement; and (ii) not have repudiated or terminated such Key Employee Employment Agreement.
(b)    No Key Employee shall: (i) have ceased to be employed by an Acquired Company, other than, in the case of Key Employees that are not Sellers, as a result of termination for cause, death or disability; or (ii) have expressed an intention to terminate such Person’s employment with an Acquired Company (other than by accepting an offer of employment with Purchaser or an Affiliate of Purchaser in accordance with the Key Employee Employment Agreement (if any) delivered by Purchaser) or to terminate such Person’s employment with Purchaser or any Acquired Company after the Closing; or (iii) be unable to commence employment under such Person’s Key Employee Employment Agreement or employment agreement with the UAE Subsidiary, as applicable, on or after the Closing, other than, in the case of Key Employees that are not Sellers, as a result of death or disability.
(c)    At least eighty-five percent (85%) of the employees of the Company (other than the Key Employees) as of the Agreement Date shall not: (i) have ceased to be employed by an Acquired Company; (ii) have provided written notice to the Company of an intention to terminate such Person’s employment with an Acquired Company (other than by accepting an offer of employment with Purchaser or an Affiliate of Purchaser in accordance with an employment agreement delivered by Purchaser) or to terminate such Person’s employment with Purchaser or any Acquired Company after the Closing; or (iii) be unable to continue employment under such Person’s employment agreement entered into with Purchaser or its Affiliate on or after the Closing, other than as a result of death or disability.
(d)    Each of the Restrictive Covenant Agreements shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.
8.10    No Outstanding Securities. Other than the Company Securities held by Sellers (including each Person deemed a Seller by virtue of such Person’s execution of a Joinder Agreement) set forth in the Closing Consideration Spreadsheet, immediately prior to the Closing, no Person shall hold or own, beneficially or of record and no Person shall become entitled to hold or own beneficially or of record at or after the Closing: (a) any outstanding Company Securities; (b) any security or other equity or voting interest in the Company; or (c) any outstanding options, restricted shares, restricted share units, share appreciation rights, warrants or other rights to purchase or otherwise acquire shares of share capital or other securities of the Company.
8.11    Subsidiary Share Transfers. The Company and Sellers shall have completed the Pakistan Subsidiary Transfer and no negative security clearance shall have been issued by the Ministry of Interior of Pakistan with respect thereto.
8.12    Certain Customer Contracts and Related Activities. The Company shall have complied with its obligations set forth in Section 6.23 in all respects.
8.13    Other Closing Deliverables. Purchaser shall have received all of the agreements and documents set forth in Section 2.2, each of which shall be in full force and effect.
9.    CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND SELLERS
The obligation of the Company and Sellers to consummate the Contemplated Transactions is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:
9.1    Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement (a) to the extent qualified by materiality, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing and (b) to the extent not so qualified, shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing, except, in the case of each of clauses “(a)” and “(b)”, where the failure of the representations and warranties of Purchaser to be accurate in all respects or all material respects, as applicable, would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Purchaser to consummate the Share Purchase by the End Date or on the ability of Purchaser to comply with or perform its covenants under this Agreement to be performed following the Closing.
9.2    Performance of Covenants. The covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects.
9.3    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Share Purchase shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Share Purchase that makes the consummation of the Share Purchase illegal.
9.4    Governmental Consents. All filings with and Consents of any Governmental Entity required or reasonably requested by Purchaser to be made or obtained in connection with the Contemplated Transactions shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement (as determined by Purchaser) preventing, prohibiting or otherwise restraining the consummation of any of the Contemplated Transactions shall have expired or been terminated.
10.    TERMINATION
10.1    Termination Events. This Agreement may be terminated prior to the Closing:
(a)    by the mutual written consent of Purchaser and the Company;
(b)    by Purchaser if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on October 19, 2022 (the “End Date”) (in each case, other than if any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement was the principal cause of, or resulted in, the failure of the Closing to take place by such time);
(c)    by the Company if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on the End Date (in each case, other than if any failure on the part of the Company or any Seller to comply with or perform any covenant or obligation set forth in this Agreement was the principal cause of, or resulted in, the failure of the Closing to take place by such time);
(d)    by Purchaser or the Company if: (i) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Share Purchase by any Governmental Entity that would make consummation of the Share Purchase illegal;
(e)    by Purchaser if: (i) any representation or warranty of any Seller or the Company contained in this Agreement shall be inaccurate and such inaccuracy would result in any of the conditions set forth in Section 8.1 not being satisfied, if such inaccuracy existed as of the Closing; (ii) any of the covenants of any Seller or the Company contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied, if such breach existed as of the Closing; or (iii) a Material Adverse Effect shall have occurred; provided, however, that, in the case of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations or warranties of any Seller or the Company as of a date subsequent to the date of this Agreement, or a breach of a covenant by any Seller or the Company, is curable by such Seller or the Company, as applicable, through the use of reasonable efforts within 30 days after Purchaser notifies the Company in writing of the existence of such inaccuracy or breach (such 30 day period, the “Seller Cure Period”), then, so long as such Seller continues to exercise reasonable efforts during the Seller Cure Period to cure such inaccuracy or breach, Purchaser may not terminate this Agreement under this Section 10.1(e) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 10.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Seller Cure Period); or
(f)    by the Company if: (i) any of Purchaser’s representations or warranties contained in this Agreement shall be inaccurate, and such inaccuracy would result in the condition set forth in

Section 9.1 not being satisfied, if such inaccuracy existed as of the Closing; or (ii) if any of Purchaser’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied, if such breach existed as of the Closing; provided, however, that if an inaccuracy in any of Purchaser’s representations or warranties as of a date subsequent to the date of this Agreement, or a breach of a covenant by Purchaser, is curable by Purchaser through the use of reasonable efforts within 30 days after the Company notifies Purchaser in writing of the existence of such inaccuracy or breach (such 30 day period, the “Purchaser Cure Period”), then, so long as Purchaser continues to exercise reasonable efforts during the Purchaser Cure Period to cure such inaccuracy or breach, the Company may not terminate this Agreement under this Section 10.1(f) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Purchaser Cure Period).
10.2    Termination Procedures. If Purchaser wishes to terminate this Agreement pursuant to Section 10.1, then Purchaser shall deliver to the Company a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 10.1, the Company shall deliver to Purchaser a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.
10.3    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, then all further obligations of the parties under this Agreement shall terminate and there shall be no Liability or obligation on the part of any of the parties to this Agreement or any of their respective Affiliates or the respective Representatives of such party or its Affiliates; provided, however, that: (a) no party to this Agreement shall be relieved of any obligation or Liability arising from fraud committed by such party, or any intentional and material breach by such party prior to termination of this Agreement; (b) Sellers and the Company shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 7.2; (c) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in this Section 10.3 and Section 12; and (d) Purchaser and the Company shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement.
11.    INDEMNIFICATION, ETC.
11.1    Survival of Representations, Etc.
(a)    General Survival. Subject to Sections 11.1(b), 11.1(c) and 11.1(e), the representations and warranties made by Sellers and the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate (in each case other than with respect to the Specified Representations and the Fundamental Representations), and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is twelve (12) months after the Closing Date; provided, however, that if, at any time prior to the expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging an inaccuracy in or breach of any such representation or warranty, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(b)    Fundamental Representations and Specified Representations. Subject to Section 11.1(e), each Fundamental Representation and Specified Representations, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any Fundamental Representation or Specified Representation, shall survive the Closing until 11:59 p.m.

(Eastern Time) on the date that is (i) in the case of Fundamental Representations (other than Section 3.7 (Tax Matters)), six (6) years after the Closing Date, (ii) in the case of Section 3.7 (Tax Matters), sixty (60) days following the expiration of the statute of limitations applicable to such representation and (iii) in the case of Specified Representations, eighteen (18) months after the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging an inaccuracy in or breach of any Fundamental Representation or Specified Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(c)    Covenants and Obligations. Subject to Section 11.1(e), the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to (i) any breach of any covenant or obligation of Sellers or the Company contained in this Agreement required to be performed prior to or at the Closing shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is twelve (12) months after the Closing Date and (ii) any breach of any covenant or obligation of Sellers contained in this Agreement required to be performed after the Closing shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is sixty (60) days following the expiration of the period of performance or compliance expressly contemplated by such covenants and obligations, or if no period is so expressly contemplated, shall survive until (A) in the case of the Specified Tax Indemnity, the indemnity in Section 11.2(a)(v) or any breach or failure to comply with Section 7.3, sixty (60) days following the expiration of the statute of limitations applicable to such provision and (B) otherwise, six (6) years after the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging a breach of any such covenant or obligation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(d)    Purchaser Representations and Covenants. All representations and warranties made by Purchaser in this Agreement or in any certificate referred to in this Agreement, and any covenant or obligation of Purchaser contained in this Agreement required to be performed prior to the Closing, shall terminate and expire as of the Closing, and any liability of Purchaser with respect to such representations, warranties and covenants shall thereupon cease. Any breach of any covenant or obligation of Purchaser contained in this Agreement required to be performed at or after the Closing shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is sixty (60) days following the expiration of the period of performance or compliance expressly contemplated by such covenants and obligations, or if no period is so expressly contemplated, shall survive until six (6) years after the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to Purchaser a Notice of Claim alleging a breach of any such covenant or obligation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(e)    Fraud. Notwithstanding anything to the contrary contained in Sections 11.1(a), 11.1(b) or 11.1(c), the limitations set forth in Sections 11.1(a), 11.1(b) and 11.1(c) shall not apply in the event of any fraud committed by or on behalf of any Acquired Company or by any Indemnitor or which an Indemnitor had actual knowledge.
(f)    Representations Not Limited. Sellers, the Company and the Sellers’ Representative hereby agree that: (i) the Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section 11 relating to the representations, warranties, covenants and obligations of Sellers, the Company, and the Sellers’ Representative are part of the basis of the bargain contemplated by this Agreement; and (ii) such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnitees shall be deemed to have relied upon such representations, warranties, covenants and obligations notwithstanding) any knowledge on the part of any of the Indemnitees or any of their respective Representatives, regardless of whether such knowledge was obtained through any investigation by any Indemnitee or any Representative of any Indemnitee or through disclosure by any Seller, any Acquired Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.
11.2    Indemnification.
(a)    Indemnification for Company Matters. From and after the Closing (but subject to Section 11.1), the Indemnitors shall, severally (in accordance with their respective Pro Rata Shares) but not jointly, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are directly or indirectly suffered or incurred at any time by any of the Indemnitees or that any of the Indemnitees may otherwise directly or indirectly become subject to at any time (regardless of whether or not such Damages relate to any third party claim) and that arise from or are a result of, or are connected with:
(i)    any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement or as of a specified date in such representation or warranty (without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty; or (B) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(ii)    any inaccuracy in or breach of any representation or warranty made by the Company (A) in this Agreement as if such representation or warranty was made at and as of the Closing or as of a specified date in such representation or warranty or (B) in the Company Closing Certificate (in each case, without giving effect to (1) any materiality or similar qualification limiting the scope of such representation or warranty or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(iii)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in or breach of any representation or warranty set forth in the Closing Consideration Spreadsheet Certificate or any inaccuracy in or omission of any information in the Closing Consideration Spreadsheet, including any failure to properly calculate or allocate the Adjusted Transaction Value (including the gross and net consideration each Seller is entitled to receive) or any other amount set forth in the Closing Consideration Spreadsheet, in each case except to the extent addressed pursuant to Section 1.5;
(iv)    any breach of any covenant or obligation of Sellers, the Company (solely to the extent such covenant or obligation is to be performed on or prior to the Closing) or the Sellers’ Representative in this Agreement (other than any breach of any Individual Covenant by any Indemnitor);
(v)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any Liability for: (A) Taxes of or imposed on

any Acquired Company for, or attributable to, any Pre-Closing Tax Period     (including Taxes attributable to any prepaid amounts or deferred revenue received on or before the Closing Date, regardless of when taken into income, and any Taxes attributable to any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements) as a result of the transactions contemplated by this Agreement); (B) Taxes of or imposed on any member of an affiliated, consolidated, combined, unitary or similar group of which any Acquired Company (or any predecessor to any Acquired Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar Legal Requirement; (C) Taxes of or imposed on any other Person for which any Acquired Company is or has been liable as a transferee or successor, by Contract (other than any Contract entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax) or by operation of Legal Requirements, in each case relating to an event or transaction occurring prior to the Closing; (D) Employment Taxes, Taxes that are imposed on the Acquired Companies, Purchaser or any Affiliate of the foregoing, or for which any of the foregoing becomes liable, as a result of a failure to withhold with respect to payments made to any Person pursuant to this Agreement, Transfer Taxes and Transfer Tax Expenses, (E) Deferred Payroll Taxes, and (F) Taxes to the extent arising in connection with, or as a result of the UAE Subsidiary Transfer or the Pakistan Subsidiary Transfer, regardless of whether arising in a Pre-Closing Tax Period or a Tax period beginning after the Closing Date, in each case, other than the amount of any Tax Liability included in the calculation of the Final Adjustment Amount.
(vi)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim asserted or held by any current, former or alleged shareholder, option holder, warrant holder or other security holder of the Company or any other Acquired Company, including any such claim: (A) relating to this Agreement, any other Transaction Document or any of the Contemplated Transactions or any failure or alleged failure to comply with any provision of the Securityholders’ Agreements or the Charter Documents of any Acquired Company; (B) alleging or involving any ownership of, interest in or right to acquire any shares, other securities or assets of any Acquired Company; or (C) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.2, in Section 3.2 of the Disclosure Schedule or in the Closing Consideration Spreadsheet;
(vii)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted or held by any Person who is or at any time was an officer, director, employee, agent or other Representative of any Acquired Company involving a right or entitlement to indemnification, reimbursement or advancement of expenses or any other relief or remedy with respect to any act or omission on the part of such Person or any event or other circumstance that arose, occurred or existed at or prior to the Closing net of any amounts (A) actually received by Purchaser pursuant to the D&O Tail (in each case, calculated net of any actual collection costs and reserves, out-of-pocket expenses, deductibles or premium adjustments or retrospectively rated premiums incurred or paid to procure such recoveries) or (B) taken into account in the determination of the Final Adjustment Amount;
(viii)    any failure of any Option Release Individual to deliver an Ungranted Equity Award Acknowledgement prior to the Closing;
(ix)    regardless of the disclosure of any matter in any other section of the Disclosure Schedule, any matter referred to in Section 11.2 of the Disclosure Schedule (this clause “(ix)”, the “Specified Tax Indemnity”); or
(x)    any fraud committed by or on behalf of any Acquired Company.
(b)    Indemnification by Each Individual Indemnitor. From and after the Closing, each Indemnitor shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are directly or indirectly suffered or incurred at any time by any of the Indemnitees or that any of the Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise directly or indirectly from or are a direct or indirect result of, or are directly or indirectly connected with:
(i)    any inaccuracy in or breach of any representation or warranty made by such Indemnitor in Section 4 of this Agreement as of the date of this Agreement or as of a specified date in such representation or warranty (without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty, or (B) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(ii)    any inaccuracy in or breach of any representation or warranty made by such Indemnitor (A) in Section 4 of this Agreement as if such representation or warranty was made at and as of the Closing or as of a specified date in such representation or warranty or (B) in the Company Closing Certificate (in each case, without giving effect to: (1) any materiality or similar qualification limiting the scope of such representation or warranty; or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(iii)    any breach by such Indemnitor of any Individual Covenant; or
(iv)    any fraud committed by such Indemnitor or of which such Indemnitor had actual knowledge.
(c)    Damage to Purchaser. The parties acknowledge and agree that if any Acquired Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation set forth in this Agreement or in connection with any of the matters referred to in this Section 11.2, then (without limiting any of the rights of such Acquired Company as an Indemnitee) Purchaser shall also be deemed, by virtue of its direct or indirect ownership of the stock of such Acquired Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach or in connection with such matters.

11.3    Limitations.
(a)    Threshold Amount. Subject to Section 11.3(b), no claim may be made by an Indemnitee pursuant to Section 11.2(a)(i) or Section 11.2(a)(ii) for any inaccuracy in or breach of representations and warranties in this Agreement (other than Fundamental Representations and Specified Representations) until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of representations and warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $1,750,000 (the “Threshold Amount”) in the aggregate. If the total amount of such Damages exceeds the Threshold Amount, then the Indemnitees shall thereafter be entitled to be indemnified against and compensated and reimbursed for all such Damages, solely to the extent such Damages exceed the Threshold Amount, and the provisions of this Section 11.3(a) shall thereafter terminate.
(b)    Applicability of Threshold Amount. The limitations set forth in Section 11.3(a) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Fundamental Representations; (ii) the matters referred to in Sections 11.2(a)(iii) through 11.2(a)(x); or (iii) any of the matters referred to in Section 11.2(b).
(c)    Cap for Breaches of General Representations and Specified Representations. Subject to Section 11.3(d), the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees pursuant to Section 11.2 and Section 11.6 resulting from the matters referred to in Sections 11.2(a)(i) and 11.2(a)(ii) (other than with respect to the Fundamental Representations) shall be limited to (i) with respect to Specified Representations, $52,500,000 (inclusive of the amount in the following clause (ii)) and (ii) with respect to all other representations and warranties (other than the Specified Representations and Fundamental Representations), $42,000,000.
(d)    Applicability of Cap. The limitation set forth in Section 11.3(c) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Fundamental Representations; (ii) any of the matters referred to in Sections 11.2(a)(iii) through 11.2(a)(x); or (iii) any of the matters referred to in Section 11.2(b). Subject to Section 12.3, the total amount of indemnification payments that each Indemnitor shall be required to make to the Indemnitees pursuant to Section 11.2 shall be limited to the aggregate amount of consideration such Indemnitor was entitled to receive (before deduction of any applicable Taxes) pursuant to Sections 1.2, 1.5 and 1.7. Notwithstanding anything to the contrary contained in this Agreement, there shall be no limitation (whether under this Section 11 or otherwise) on the liability of any Indemnitor that committed, or had actual knowledge of (or in the case of the Specified Seller, consciously disregarded the occurrence of), any fraud.
(e)    Effect of Indemnification Payments. To the extent permitted by applicable Legal Requirements, indemnification payments made pursuant to this Section 11 shall be treated by all parties as adjustments to the aggregate consideration paid to the Indemnitors for the Company Securities.
(f)    Insurance Recovery. All Damages shall be calculated net of the amount of any actual recoveries under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, out-of-pocket expenses, deductibles or premium adjustments or retrospectively rated premiums incurred or paid to procure such recoveries) in respect of any Damages incurred by any Indemnitee; provided that no Indemnitee shall have any obligation to seek to obtain or continue to pursue any such recoveries. If an Indemnitee receives any amounts under applicable insurance policies or third party contractual indemnification or contribution provisions subsequent to its receipt of an indemnification payment by the Indemnitors (including via the

Escrow Amount), then such Indemnitee will, without duplication, promptly reimburse the Indemnitors (including via the Escrow Amount, if applicable) for any indemnification payment made by such Indemnitors up to the amount received by the Indemnitee (in each case, calculated net of any actual collection costs and reserves, out-of-pocket expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnitee) incurred or paid to procure such recoveries).
(g)    Punitive Damages. Any claim for Damages will be calculated without regard to any punitive damages unless any such punitive damages are actually awarded to a third party by a Governmental Entity.
11.4    No Contribution, Etc.
Effective as of the Closing, each Indemnitor: (a) other than pursuant to the D&O Tail, expressly waives, and acknowledges and agrees that he, she or it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against any Acquired Company, whether in such Person’s capacity as a securityholder, director, officer, manager, Representative or otherwise, or pursuant to any Securityholders’ Agreement, Charter Document of any Acquired Company, any applicable Legal Requirement, any Contract or otherwise, in connection with any indemnification, compensation or reimbursement obligation or any other liability to which such Person may become subject under this Agreement (including, for the avoidance of doubt, rights to indemnification, reimbursement or advancement of any costs or expenses incurred by such Person relating to the investigation, evaluation or defense of any claim by any Indemnitee under this Section 11); and (b) expressly waives and releases any right of subrogation, contribution, advancement, reimbursement or indemnification and any other claim that such Indemnitor may have, against Purchaser, any Affiliate of Purchaser or any Acquired Company in connection with any indemnification, compensation or reimbursement obligation or any other liability to which such Person may become subject under this Section 11. Without limiting the generality of the foregoing, other than the limitations expressly set forth in Section 11.3, the obligations and liability of any Indemnitor under this Section 11 shall not be eliminated, limited or otherwise adversely impacted in any way by any inaccuracy in, or breach of, any representation, warranty, covenant or obligation of the Company set forth in this Agreement, or by any other action or omission by any Acquired Company at or prior to the Closing.
11.5    Defense of Third-Party Claims.
(a)    In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against any Acquired Company, Purchaser or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11 (other than Tax Contests, which are addressed separately under Section 7.3(f)), Purchaser shall have the right, at its election in its sole discretion, to proceed with the defense of such claim or Legal Proceeding on its own. If Purchaser so proceeds with the defense of any such claim or Legal Proceeding, then:
(i)    all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors pursuant to such Indemnitor’s Pro Rata Share;
(ii)    the Sellers’ Representative shall be entitled to participate in the defense of such claim or Legal Proceeding at the expense of the Indemnitors with a counsel of the Sellers’ Representative’s choice;
(iii)    each Indemnitor shall make available to Purchaser any documents or other materials in such Indemnitor’s possession or control or in the control of any of such Indemnitor’s Representatives that may be necessary or otherwise relevant to the defense of such claim or Legal Proceeding; and
(iv)    Purchaser shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Purchaser settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Sellers’ Representative, then such settlement, adjustment or compromise shall not determine the indemnification obligations of the Indemnitors or of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that: (i) if Purchaser requests that the Sellers’ Representative consent to a settlement, adjustment or compromise, then the Sellers’ Representative shall not unreasonably withhold, condition or delay such consent and (ii) if the Sellers’ Representative has consented to or deemed to have consented to any settlement, adjustment or compromise, then the Indemnitors shall have no power or authority to object under any provision of this Section 11 to the amount of such settlement, and the Indemnitees shall be entitled to recover, subject to Section 11.3, the entire amount of such settlement and all other Damages relating to such claim or Legal Proceeding from the Indemnitors).
(b)    If Purchaser does not elect to proceed with the defense of any such claim or Legal Proceeding, then the Sellers’ Representative may proceed with the defense of such claim or Legal Proceeding at the expense of the Indemnitors with counsel reasonably satisfactory to Purchaser; provided, however, that (i) the Sellers’ Representative may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Purchaser (which consent may not be unreasonably withheld, conditioned or delayed) and (ii) Purchaser may participate in the defense of any such claim or Legal Proceeding at its own expense with a counsel of its choice. Purchaser shall give the Sellers’ Representative prompt notice of the commencement of any Legal Proceeding against Purchaser or the Company with respect to which Purchaser intends to demand indemnification from the Indemnitors; provided, however, that any failure on the part of Purchaser to so notify the Sellers’ Representative shall not limit any of the obligations of the Indemnitors under this Section 11 (except to the extent such failure actually materially prejudices the defense of such Legal Proceeding, in which case the recovery of the Indemnitees shall only be reduced by the monetary amount by which the Sellers’ Representative demonstrates the Indemnitors have been so prejudiced).
11.6    Indemnification Claim Procedure. Subject to Section 11.7, any claim for indemnification, compensation or reimbursement pursuant to this Section 11 (whether or not related to a claim or Legal Proceeding asserted or commenced by a third party), shall be brought and resolved exclusively as follows (and, at the option of any Indemnitee, any claim based upon fraud may be brought and resolved as follows):
(a)    Notice of Claim. If any Indemnitee has or claims in good faith to have incurred, paid, accrued, reserved or suffered, or believes in good faith that it may incur, pay, accrue, reserve or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Section 11 or for which it is or may be entitled to a monetary or other remedy (including in the case of a claim based on fraud or intentional and material breach), then such Indemnitee shall deliver a notice of claim (a “Notice of Claim”) to the Sellers’ Representative (and, if the notice sets forth an Individual Claim, to the applicable Indemnitor). Each Notice of Claim shall, with respect to each claim contained therein: (i) contain a brief description of the facts and circumstances supporting such claim; (ii) contain a good faith, non-binding, preliminary estimate of the total dollar amount to which the

Indemnitee might be entitled in respect of such claim (the aggregate dollar amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”); and (iii) state whether such claim is being made pursuant to Section 11.2(a) (a “Collective Claim”) or pursuant to Section 11.2(b) (an “Individual Claim”). The Indemnitors hereby waive, and agree not to assert, any rights or defenses they might otherwise have in connection with any delay by Purchaser or any other Indemnitee in delivering a Notice of Claim; provided that such Notice of Claim is delivered to the Sellers’ Representative prior to the expiration of the applicable survival period specified in Section 11.1. For the avoidance of doubt, the payment of any Claimed Amount by or on behalf of the Indemnitees in respect of a claim shall not preclude an Indemnitor from submitting an additional Notice of Claim in respect of the subject matter of such claim prior to the expiration of the applicable survival period in Section 11.1 if such Indemnitor’s Damages in respect of such claim exceed the Claimed Amount.

(b)    Dispute Procedure. During the 20-day period commencing upon the delivery by an Indemnitee to the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) of a Notice of Claim (the “Dispute Period”), the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) may deliver to the Indemnitee who delivered the Notice of Claim a written response (the “Response Notice”) in which the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor): (i) agrees that the full Claimed Amount is owed to such Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to such Indemnitee; or (iii) states that no part of the Claimed Amount is owed to such Indemnitee; provided that no Response Notice may be submitted with respect to any Study Costs or any Damages in connection with the settlement or resolution of any Tax Contest relating to the Specified Tax Indemnity pursuant to Section 7.3(f). If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, such Response Notice shall also contain a brief description of the facts and circumstances supporting the Sellers’ Representative’s (or, in the case of an Individual Claim, the applicable Indemnitor’s) claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.

(c)    Payment of Claimed Amount. If (x) the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount is owed to the Indemnitee or (y) the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) does not deliver a Response Notice to the Indemnitee during the Dispute Period (including if such claim relates to the Specified Tax Indemnity and no Response Notice is permitted to be delivered with respect thereto under Section 11.6(b)), then, as promptly as practicable and in any event within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period:
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Claimed Amount to the Indemnitee from the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with this Section 11.6; and (B) if the amount remaining in the Escrow Fund or Tax Escrow Fund, as applicable is insufficient to cover the full Claimed Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee; or
(ii)    in the case of an Individual Claim the applicable Indemnitor shall pay the Claimed Amount to the Indemnitee.
(d)    Payment of Agreed Amount. If the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then, as promptly as practicable and in any event within ten (10) Business Days following the delivery of such Response Notice:
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with this Section 11.6; and (B) if the amount remaining in the Escrow Fund or Tax Escrow Fund, as applicable, is insufficient to cover the full Agreed Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee; or
(ii)    in the case of an Individual Claim, at Purchaser’s election in its sole discretion, (A)(1) Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Indemnitor’s Pro Rata Share of the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with this Section 11.6; and (2) if the amount of such Indemnitor’s Pro Rata Share remaining in the Escrow Fund or Tax Escrow Fund, as applicable, is insufficient to cover the full Agreed Amount, then, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee or (B) the applicable Indemnitor shall pay the Agreed Amount to the Indemnitee.
(e)    Resolution Between the Parties. If the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, then the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) resolve such dispute, then their resolution of such dispute shall be binding on the Sellers’ Representative and the Indemnitors and such Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor). Within as promptly as practicable and in any event within ten (10) Business Days following the execution of such settlement agreement (or such shorter period of time as may be set forth in such settlement agreement):
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with this Section 11.6;

and (B) if the amount remaining in the Escrow Fund or Tax Escrow Fund, as applicable, is insufficient to cover the full Stipulated Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee; or
(ii)    in the case of an Individual Claim, at Purchaser’s election in its sole discretion, (A) (1) Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Indemnitor’s Pro Rata Share of the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with this Section 11.6; and (2) if the amount of such Indemnitor’s Pro Rata Share remaining in the Escrow Fund or Tax Escrow Fund, as applicable, is insufficient to cover the full Stipulated Amount, then each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Indemnitee or (B) the applicable Indemnitor shall pay the Stipulated Amount to the Indemnitee.
(f)    Dispute Resolution. If the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) and the Indemnitee are unable to resolve the dispute relating to any Contested Amount during the Dispute Period, then either Purchaser or the Sellers’ Representative (or, in the case of an Individual Claim, the applicable Indemnitor) may commence and pursue a Legal Proceeding to resolve such dispute and enforce its rights with respect thereto in any court of competent jurisdiction in accordance with Section 12.9(b) (an “Unresolved Dispute”). Upon the final resolution of an Unresolved Dispute, as promptly as practicable and in any event within ten (10) Business Days following the entry of the final judgment of a court of competent jurisdiction or a settlement agreement between the parties resolving such Unresolved Dispute, or such shorter period of time as may be set forth in such final judgment or settlement agreement: (i) in the case of a Collective Claim, (A) Purchaser and the Sellers’ Representative shall issue joint written instructions to the Escrow Agent to pay the Indemnitee the amount awarded to the Indemnitee, if any, in such Unresolved Dispute (the “Award Amount”) from the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with this Section 11.6; and (B) if the amount remaining in the Escrow Fund or Tax Escrow Fund, as applicable, is insufficient to cover the full Award Amount, then, each Indemnitor shall pay such Seller’s Pro Rata Share of the amount of such shortfall to the Indemnitee; or (ii) in the case of an Individual Claim, the applicable Indemnitor shall pay the Award Amount to the Indemnitee.
(g)    Release of Escrow Fund. Promptly after the twelve (12)-month anniversary of the Closing Date (the “Release Date”), Purchaser shall notify the Sellers’ Representative in writing of the aggregate dollar amount that Purchaser determines in good faith to be necessary to satisfy: (i) all Unresolved Collective Claims as of the Release Date (such amount being referred to as the “Unresolved Collective Claim Retained Amount”); and (ii) all Unresolved Individual Claims as of the Release Date (each such amount applicable to a particular Indemnitor being referred to as such Indemnitor’s “Unresolved Individual Claim Retained Amount”). If (x) the amount remaining in the Escrow Fund as of the Release Date exceeds (y) the sum of the Unresolved Collective Claim Retained Amount and the Specified Tax Indemnity Retained Amount (such excess amount, the “Initial Release Amount”), then within five (5) Business Days after the Release Date, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), issue joint written instructions to the Escrow Agent to pay to Purchaser an amount equal to the Initial Release Amount minus any additional amounts retained in the Escrow Fund pursuant to the proviso of the next sentence. Subject to Sections 1.7(a) and 1.7(c) in the case of the Specified Seller, Purchaser shall distribute to each Indemnitor the amount, if any, by which its Pro Rata Share of the Initial Release Amount exceeds such Indemnitor’s Unresolved Individual Claim Retained

Amount; provided that any amounts in respect of an Indemnitor’s Unresolved Individual Claim Retained Amount deducted from the distribution to such Indemnitor pursuant to this sentence shall be retained in the Escrow Fund up to such Indemnitor’s Pro Rata Share of the Initial Release Amount.

(h)    Resolution of Unresolved Collective Claims and Unresolved Individual Claims.
(i)    Following the Release Date, if an Unresolved Collective Claim is finally resolved, then within five (5) Business Days after the final resolution of such Unresolved Collective Claim and the delivery to the Indemnitee of any amount required to be delivered to the Indemnitee from the Escrow Fund or the Indemnitors pursuant to Section 11 in accordance with such resolution, Purchaser and Sellers’ Representative shall, subject to Section 11.6(j), issue joint written instructions to the Escrow Agent to release from the Escrow Fund to Purchaser the positive amount, if any (the amount calculated in clauses “(A)” and “(B)”, a “Subsequent Release Amount”), equal to (A) the amount then remaining in the Escrow Fund after paying the resolved amount in respect of such Unresolved Collective Claim minus (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Collective Claims minus (C) any additional amounts retained in the Escrow Fund pursuant to the proviso of the next sentence. Purchaser shall distribute to each Indemnitor the amount, if any, by which its Pro Rata Share of the Subsequent Release Amount exceeds the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor; provided that any amounts in respect of Unresolved Individual Claims deducted from the distribution to such Indemnitor pursuant to this sentence shall be retained in the Escrow Fund up to such Indemnitor’s Pro Rata Share of the Subsequent Release Amount.
(ii)    Following the Release Date, if an Unresolved Individual Claim is finally resolved, then, within five (5) Business Days after the final resolution of such Unresolved Individual Claim and the delivery to the Indemnitee of any amount required to be delivered to the Indemnitee from the Escrow Fund and the Indemnitor subject to such Unresolved Individual Claim pursuant to Section 11 in accordance with such resolution, Purchaser and the Sellers’ Representative shall, subject to Section 11.3, issue joint written instructions to the Escrow Agent to release to Purchaser from the Escrow Fund, for further distribution to such Indemnitor, the amount, if positive, equal to (A) the aggregate of all amounts retained in the Escrow Fund pursuant to the provisos to the third sentence of Section 11.6(g) and the second sentence of Section 11.6(h)(i) with respect to such Indemnitor, minus (B) the aggregate of all amounts delivered to such Indemnitee following the Release Date upon the resolution of Unresolved Individual Claims applicable to such Indemnitor minus (C) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor. Notwithstanding anything to the contrary in this Section 11, in no event shall the amount distributed from the Escrow Fund to any Indemnitor exceed its Pro Rata Share of the Escrow Fund as of Closing.
(i)    Recourse to Escrow Fund. Other than with respect to Individual Claims, all claims by an Indemnitee for indemnification, compensation or reimbursement pursuant to this Section 11 shall be recovered: (i) first, from the Escrow Fund or Tax Escrow Fund, as applicable, in accordance with the procedures set forth in this Section 11.6; and (ii) second, when either the Escrow Fund or Tax Escrow Fund, as applicable, has been exhausted or the aggregate amount of the claims made by the Indemnitees for indemnification, compensation or reimbursement pursuant to this Section 11 exceeds the amount then remaining in the Escrow Fund or Tax Escrow Fund, as applicable, directly from the Indemnitors.
(j)    Other Terms of Release of Escrow Fund. Notwithstanding anything to the contrary contained in this Agreement:
(i)    if an Individual Claim against an Indemnitor has been finally resolved but the amount determined to be owed to the applicable Indemnitee has not been paid by such Indemnitor in accordance with this Section 11.6 at the time that any portion of the Escrow Fund is to be released to such Indemnitor in accordance with Section 11.6(g) or Section 11.6(h), then Purchaser may, in its sole discretion, instruct Escrow Agent (and the Sellers Representative shall join in such instruction) to deduct from the amount that would otherwise be distributed to such Indemnitor, and pay to the applicable Indemnitee, the aggregate amount owed by such Indemnitor to such Indemnitee;
(ii)    each distribution to be made from the Escrow Fund or the Tax Escrow Fund to a particular Indemnitor shall be effected in accordance with the payment delivery instructions set forth in the Closing Consideration Spreadsheet (unless the Sellers’ Representative provides updated payment delivery instructions to Purchaser and the Escrow Agent); and
(iii)    all instructions delivered to the Escrow Agent pursuant to this Section 11.6 or Section 11.7 shall comply with the provisions of Sections 11.6(j)(i) and 11.6(j)(ii), as applicable, and the terms of the Escrow Agreement.
11.7    Specified Tax Indemnity Procedures.
(a)    As promptly as reasonably practicable after the Release Date (and in any event within ten (10) Business Days thereof), Purchaser and the Sellers’ Representative shall take such action as is necessary under the Escrow Agreement to cause the Escrow Agent to deposit in a separate account with the Escrow Agent an amount equal to the lesser of (x) $21,000,000 and (y) the amount (which, if negative, will be deemed to be $0) remaining in the Escrow Fund as of the Release Date after deducting the Unresolved Collective Claim Retained Amount (such lesser amount, the “Specified Tax Indemnity Retained Amount”). If the Specified Tax Indemnity Retained Amount is $0, then this Section 11.7 shall not apply. As used in this Agreement, the “Tax Escrow Fund” means, at any time, the aggregate funds and other assets then held in the escrow account established by depositing the Specified Tax Indemnity Retained Amount with the Escrow Agent in accordance with the Escrow Agreement to partially secure the indemnification obligations of the Indemnitors to the Indemnitees pursuant to Section 11 in respect of the Specified Tax Indemnity and shall not include the Escrow Fund.
(b)    From and after the Release Date, the Tax Escrow Fund shall only be available in respect of claims for indemnification, compensation or reimbursement that arise from, are a result of or are covered by the Specified Tax Indemnity (each, “Specified Tax Indemnity Claim”) (including Tax authority assessments or claims, or any voluntary disclosure made or Tax Return filed in accordance with Section 7.3 (including in connection with the Nexus Study or the Pakistan Study)) unless otherwise agreed in writing by the Sellers’ Representative. The procedures set forth in Section 11.6 shall apply with respect to any such Specified Tax Indemnity Claim.

(c)    Promptly after the thirty-six (36)-month anniversary of the Closing Date (the “Tax Indemnity Release Date”), Purchaser shall notify the Sellers’ Representative in writing of the aggregate dollar amount that Purchaser determines in good faith to be necessary to satisfy all then pending Specified Tax Indemnity Claims as of the Tax Indemnity Release Date (such amount being referred to as the “Tax Indemnity Retained Amount”). If (x) the amount remaining in the Tax Escrow Fund as of the Tax Indemnity Release Date exceeds (y) the Tax Indemnity Retained Amount (such excess amount, the “Initial Tax Indemnity Release Amount”), then within five (5) Business Days after the Tax Indemnity Release Date, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), issue joint written instructions to the Escrow Agent to pay to Purchaser an amount equal to the Initial Tax Indemnity Release Amount, and Purchaser shall promptly distribute to each Indemnitor its Pro Rata Share of the Initial Tax Indemnity Release Amount.
(d)    Within five (5) Business Days after the final resolution of all Specified Tax Indemnity Claims outstanding on the Tax Indemnity Release Date, Purchaser and Sellers’ Representative shall, subject to Section 11.6(j), issue joint written instructions to the Escrow Agent to release from the Tax Escrow Fund to Purchaser the positive amount, if any, equal to the lesser of (A) the amount then remaining in the Tax Escrow Fund and (B) any Damages relating to such Specified Tax Indemnity Claims that are payable to the Indemnitee in accordance with such resolution that have not previously been recovered from the Indemnitors. Following the foregoing payment, Purchaser and Sellers’ Representative shall, subject to Section 11.6(j), promptly issue joint written instructions to the Escrow Agent to release the balance of the Tax Escrow Fund to Purchaser and Purchaser shall promptly distribute to each Indemnitor its Pro Rata Share of the balance of the Tax Escrow Fund.
11.8    Exercise of Remedies Other Than by Purchaser. No Indemnitee (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification, compensation or reimbursement or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such claim for indemnification, compensation or reimbursement or the exercise of such other remedy.
11.9    Exclusive Remedy. Except in the event of fraud committed by an Indemnitor or of which an Indemnitor had actual knowledge (or, in the case of the Specified Seller, which the Specified Seller consciously disregarded), and except for equitable remedies and the remedies set forth in Section 1.5, from and after the Closing, the rights to indemnification, compensation and reimbursement set forth in this Section 11 shall be the sole and exclusive post-Closing monetary remedy of the Indemnitees for any Damages under this Agreement.
12.    MISCELLANEOUS PROVISIONS
12.1    Sellers’ Representative.
(a)    Appointment. Each Indemnitor hereby, or pursuant to the terms of a Joinder Agreement, as applicable, irrevocably nominates, constitutes and appoints Shareholder Representative Services LLC as the representative, agent and true and lawful attorney in fact of such Indemnitor as of the Closing (the “Sellers’ Representative”), with full power of substitution, to act in the name, place and stead of such Indemnitor for purposes of executing any documents and taking any actions that the Sellers’ Representative may, in the Sellers’ Representative’s sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under Section 11 and in connection with the matters described in Section 1.5 and in any agreements related hereto. Shareholder Representative Services LLC hereby accepts the appointment as the Sellers’ Representative.

(b)    Authority. Without limiting the foregoing, each Indemnitor hereby grants to the Sellers’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Indemnitor (in the name of such Indemnitor or otherwise) any and all documents that the Sellers’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Sellers’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 12.1. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with any of the Contemplated Transactions: (i) each Indemnitee shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to any claim for indemnification, compensation or reimbursement under Section 11 and on all matters described in Section 1.5 (except for provisions relating to an obligation to make or a right to receive any payments); and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any such Person by the Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any such Person by the Sellers’ Representative as, and each such document or action shall be, fully binding upon such Person.
(c)    Power of Attorney. Each Indemnitor recognizes and intends that the power of attorney granted in Section 12.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Sellers’ Representative; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of any Indemnitor.
(d)    Replacement. If the Sellers’ Representative shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, then the Indemnitors shall (by consent of Indemnitors collectively having Pro Rata Shares in excess of fifty percent (50%)), within ten (10) days after such death, resignation, disability or inability, appoint a successor to the Sellers’ Representative (who shall be reasonably satisfactory to Purchaser) and immediately thereafter notify Purchaser of the identity of such successor. Any such successor shall succeed the Sellers’ Representative as the Sellers’ Representative hereunder. If for any reason there is no Sellers’ Representative at any time, then all references herein to the Sellers’ Representative shall be deemed to refer to the Indemnitors.
(e)    Exculpation and Indemnification of the Sellers’ Representative. The Sellers’ Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Sellers’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnitors shall indemnify the Sellers’ Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Sellers’ Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnitors under this Agreement at such time as such amounts would otherwise be distributable to the Indemnitors; provided, that while the Sellers’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Sellers’ Representative be required to advance its own funds on behalf of the Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnitors set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers’ Representative or the termination of this Agreement.
(f)    Expense Fund. In furtherance of the foregoing, each Indemnitor authorizes Purchaser to withhold, or cause to be withheld, and deliver to the Sellers’ Representative, an aggregate amount equal to $150,000 (the “Expense Fund Amount”) from the amounts otherwise payable by Purchaser to the Indemnitors pursuant to Section 1.2 or Section 1.5, as applicable, with each Indemnitor contributing an amount equal to such Indemnitor’s Pro Rata Share of the Expense Fund Amount (such funds being referred to as the “Expense Fund”). In addition, each Indemnitor authorizes the Sellers’ Representative to instruct the Escrow Agent or Purchaser to deduct from any amounts to be released from the Escrow Amount and otherwise distributed to such Indemnitor in accordance with Section 11.6, an amount equal to such Indemnitor’s Pro Rata Share of any amounts to which the Sellers’ Representative is entitled pursuant to Sections 12.1(e) and 12.1(f). The Indemnitors agree that the Expense Fund will be used for the purposes of paying directly, or reimbursing the Sellers’ Representative for, any fees and expenses incurred in the performance of its duties pursuant to this Agreement or any related agreements. The Indemnitors will not receive any interest or earnings on the Expense Fund and hereby irrevocably transfer and assign to the Sellers’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Indemnitors agree that the Sellers’ Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence, bad faith or willful misconduct. The Indemnitors agree that the Sellers’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations with respect to any Indemnitor. The Sellers’ Representative will hold the Expense Fund separate from its own funds, will not use the Expense Fund for its own purposes and will not voluntarily make the Expense Fund available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Sellers’ Representative responsibilities, the Sellers’ Representative will deliver the balance of the Expense Fund to Purchaser for further distribution to the Indemnitors in accordance with their respective Pro Rata Shares. For applicable Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnitors at the time of the Closing to the extent permitted by applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, Section 11.6(j) shall apply mutatis mutandis to any amounts to be released by the Sellers’ Representative from the Expense Fund.
12.2    Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Contemplated Transactions.
12.3    No Waiver Relating to Claims for Fraud. The liability of any Person under Section 11 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person committing (or having actual knowledge of, or in the case of the Specified Seller, consciously disregarded the occurrence of) fraud. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 11, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person committing (or having actual knowledge of, or in the case of the Specified Seller, consciously disregarded the occurrence of) fraud, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for fraud or intentional and material breach; (b) the time period during which a claim for fraud or intentional and material breach may be brought; or (c) the recourse which any such party may seek against another Person with respect to a claim for fraud.

12.4    Fees and Expenses. Subject to Section 1.5(c)(ii) and Section 11, and except as set forth in Section 12.1 or this Section 12.4, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Contemplated Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Purchaser and its Representatives with respect to the Acquired Companies’ business (and the furnishing of information to Purchaser and its Representatives in connection with such investigation and review); (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Contemplated Transactions and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (d) the consummation of the Contemplated Transactions; provided, however, that Purchaser shall bear and pay all fees and expenses as and when incurred in connection with the filing by Purchaser and the Company of any notice or other document under any applicable Antitrust Laws or competition, foreign investment or related Legal Requirement.
12.5    Attorneys’ Fees. If any action, suit or other Legal Proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions or the enforcement of any provision of this Agreement (other than with respect to a Disputed Item resolved in accordance with Section 1.5(c) or a claim for indemnification, compensation or reimbursement pursuant to Section 11 that is brought and resolved in accordance with Section 11) is brought by one party against any other party hereto, then the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).
12.6    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; and (b) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):
If to Purchaser:
DigitalOcean, LLC
101 6th Avenue
New York, New York 10013
Attention: Seth Zelnick
Email: szelnick@digitalocean.com
with a copy (which shall not constitute notice) to:
Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: Kevin Cooper; Bill Roegge
Email: kcooper@cooley.com; broegge@cooley.com

If to the Company:
Cloudways Limited
Junction Business Centre
1st Floor Sqaq Lourdes
St. Julians STJ3334, Malta
Attention: Aaqib Gadit, CEO
Email: aaqib@cloudways.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attention: Eric Schwartzman; Saad Khanani
Email: Eric.Schwartzman@lw.com; Saad.Khanani@lw.com

If to the Sellers’ Representative:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Telephone: (303) 648-4085

12.7    Headings. The bold-faced and underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
12.8    Counterparts; Execution and Exchange by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. The execution and delivery of this Agreement by facsimile, electronic mail (including email, .pdf or other digital copies of signatures) or another form of electronic signature or transmission shall be sufficient to evidence the signatories’ intent to sign this Agreement and sufficient to bind the parties to the terms and provisions of this Agreement.
12.9    Governing Law; Dispute Resolution.
(a)    Governing Law. This Agreement, and any action, arbitration, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies and in respect of the statute of limitations or any other limitations period applicable to any claim, controversy or dispute.
(b)    Forum and Venue. Except as otherwise provided in Section 1.5 and Section 11.6, any action, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), including an action, suit or other legal proceeding based upon fraud, shall be brought or otherwise commenced exclusively in the state or federal courts located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such action, suit or legal proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or legal proceeding has been brought in an inconvenient forum, that the venue of such action, suit or legal proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. The parties hereby agree that mailing of process or other papers in connection with any such action, suit or legal proceeding in the manner provided in Section 12.6 or in such other manner as may be permitted by applicable Legal Requirements shall be valid and sufficient service thereof. Furthermore, the Company and each Seller hereby appoints the Seller Authorized Agent (as defined below), upon whom process may be served to enforce this Agreement in any Legal Proceeding that may be instituted in any court described in this Section 12.9. The Company and each Seller agree to take any and all action, including the filing of any and all documents that may be necessary to establish and continue such appointment in full force and effect as aforesaid. The Company and each Seller agrees that service of process upon the Seller Authorized Agent shall be, in every respect, effective service of process upon the Company or such Seller, as applicable.
12.10    Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Purchaser and its successors and assigns (if any); (c) each Seller and such Seller’s successors and permitted assigns (if any); (d) the Sellers’ Representative and its successors and permitted assigns, if any; and (e) the Indemnitors. This Agreement shall inure to the benefit of: (i) the Company; (ii) Purchaser; (iii) the other Indemnitees; (iv) each Seller; (v) the Sellers’ Representative; and (vi) the respective successors and permitted assigns (if any) of the foregoing. Purchaser may freely assign any or all of its rights or obligations under this Agreement (including its rights under Section 11), in whole or in part, to an Affiliate without obtaining the consent or approval of any other party hereto or of any other Person. None of the Company, any Seller, any Indemnitor or the Sellers’ Representative (subject to Section 12.1(d)) shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Purchaser’s prior written consent. Any attempted assignment or delegation by the Company, any Seller, any Indemnitor or the Sellers’ Representative in violation of this Section 12.10 shall be null and void.
12.11    Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that a breach by any party of any covenant, obligation or other provision set forth in this Agreement would cause irreparable harm, and that in the event of any breach or threatened breach of this Agreement: (a) the other party shall be entitled, without proof of actual damages and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such breach or threatened breach; and (b) the other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action, suit or other legal proceeding.
12.12    Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
12.13    Waiver of Jury Trial. Each of the parties hereto irrevocably waives any right to trial by jury in any action, suit or other legal proceeding arising out of or related to this Agreement or any of the Contemplated Transactions.
12.14    Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Purchaser, the Sellers’ Representative, the Sellers and the other Indemnitors; and (b) after the Closing Date, on behalf of Purchaser and the Sellers’ Representative (including acting for and on behalf of Sellers and the other Indemnitors).
12.15    Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.
12.16    Parties in Interest. Except for the provisions of Section 11, which may be enforced by the Indemnitees as set forth in Section 11, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person, other than Purchaser, Sellers, the Company and their respective successors and assigns (if any).
12.17    Entire Agreement. This Agreement, that certain engagement letter to be entered into by and among the Sellers’ Representative and the Indemnitors and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing; and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.
12.18    Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Disclosure Schedule; or (b) it is readily apparent from the actual text of the disclosure (without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty in this Agreement. The mere listing of a document or other item in, or attachment of a copy thereof to, the Disclosure Schedule shall not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains directly to the existence of the document or other item itself).

12.19    Construction.
(a)    Interpretation. Unless the express context otherwise requires: (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural; (iii) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;” (iv) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; (v) each reference to a Legal Requirement, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Legal Requirements, statutes, regulations or other government rules; (vi) when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within 2 days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday), and if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day; and (vii) each reference to a “party” means a party to this Agreement.
(b)    Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)    References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract or statute defined or referred to in this Agreement or in Exhibit A means such Contract or statute, in each case, as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.
(d)    Dollars; Exchange Rate. All references in this Agreement to “dollars” or “$” shall mean U.S. dollars. Except as otherwise provided in this Agreement, for purposes of translating an amount denominated in a currency other than (i) euros into euros as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and euros quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date, or (ii) dollars into dollars as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date. Notwithstanding the foregoing, for purposes of determining the amount of Damages suffered or incurred by an Indemnitee in connection with any claim under Section 11, any amount in respect of such claim, to the extent in a currency other than dollars, shall be converted from the applicable currency to dollars using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the day that is two (2) trading days prior to the date on which the related claim is resolved (through mutual agreement, arbitration or otherwise).
12.20    Agent for Service of Process. Without prejudice to any other permitted mode of service, each of the Company and each Seller irrevocably agrees that service of any claim form, notice or other document for the purpose of this Agreement shall be duly served upon it if delivered by hand or sent, postage pre-paid, by registered, certified or express mail or overnight courier service to CT Corporation, 1209 Orange Street, Wilmington, Delaware 19801, Attention: GM, with copies to (i) the foregoing address, Attn: Associate GC, and (ii) the foregoing address, Attn: EVP and General Counsel (the “Seller Authorized Agent”), or such other person and address in the United States as the Company or such Seller shall notify Purchaser of in writing from time to time. The parties hereto agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.
12.21    Provision Respecting Legal Representation.
(a)    Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its controlled Affiliates, that Latham & Watkins LLP may serve as counsel to the Sellers’ Representative, each and any Seller and such Seller’s respective Affiliates (individually and collectively, the “Holder Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Existing Representation”), and that, following the Closing, Latham & Watkins LLP (or any successor) may serve as counsel to the Holder Group or any director, member, partner, officer, employee or Affiliate of the Holder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby (any such representation, a “Post-Closing Representation”) notwithstanding the Existing Representation and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom on behalf of itself and such controlled Affiliates.
(b)    Absent the written consent of the Sellers’ Representative, Purchaser waives and shall not assert, and shall cause its controlled Affiliates not to assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Latham & Watkins LLP, on the one hand, and the Holder Group, or any advice given to the Holder Group by Latham & Watkins LLP, occurring during the Existing Representation (collectively, “Pre-Closing Privileges”) in connection with any dispute between the Holder Group and one or more of Purchaser and its Affiliates. Furthermore, each of Purchaser and the Company acknowledges and agrees that it shall not (and shall cause its Affiliates to not) knowingly access, use or disclose any books and records of the Company containing any advice or communication subject to the Pre-Closing Privileges in connection with any dispute between the Holder Group and one or more of Purchaser and its Affiliates.
(c)    Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any of its Affiliates, on the one hand, and a third party, on the other hand, Purchaser may assert the Pre-Closing Privileges to prevent disclosure of confidential communications to such third party. In the event that Purchaser or any of its Affiliates is legally required by an Order or otherwise legally required to access or obtain a copy of all or a portion of any communications or other information subject to Pre-Closing Privileges, to the extent (i) permitted by applicable Legal Requirement and (ii) advisable in the opinion of Purchaser’s counsel, Purchaser shall notify the Sellers’ Representative in writing so that the Sellers’ Representative may seek a protective order (at the sole cost and expense of the Indemnitors).
(d)    Purchaser hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Section 12.21, including the opportunity to consult with counsel other than Latham & Watkins LLP. This Section 12.21 shall be irrevocable, and no term of this Section 12.21 may be amended, waived or modified, without the prior written consent of the Sellers’ Representative and Latham & Watkins LLP.
[Signature pages follow]

CONFIDENTIAL
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

DIGITALOCEAN, LLC.,
a Delaware limited liability company
By:    /s/ Alan Shapiro
Name: Alan Shapiro
Title: General Counsel
CLOUDWAYS LTD.,
a Maltese private limited company
By:    /s/ Muhammad Aaqib Gadit
Name: Muhammad Aaqib Gadit
Title: Chief Executive Officer
SHAREHOLDER REPRESENTATIVE SERVICES,
a Colorado limited liability company, solely in its capacity as the Sellers’ Representative
By:    /s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SECWAYS S.L.,
a Spanish limited liability company
By:    /s/ Pere Hospital Junca
Name: Pere Hospital Junca
Title: Director

MUHAMMAD AAQIB GADIT,
a natural person
/s/ Muhammad Aaqib Gadit

UMAIR GADIT,
a natural person
/s/ Umair Gadit

UZAIR GADIT,
a natural person
/s/ Uzair Gadit
[Signature Page to Share Purchase Agreement]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Accounting Principles” means GAAP applied in a manner consistent with the accounting methods, standards, policies, practices and estimation methodologies used to prepare the Financials; provided, however, that in the event of any conflict between GAAP and such other methods, standards, policies, practices and methodologies, GAAP will govern.
“Accounting Referee” has the meaning set forth in Section 1.5(b).
“Accrued Tax Amount” means the aggregate dollar amount of all unpaid Taxes payable by the Acquired Companies with respect to any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date (including any Deferred Payroll Taxes or any payroll Taxes deferred under any federal, state, local or non-U.S. Legal Requirement relating to compensation paid on or prior to the Closing) as determined in accordance with Section 7.3(b)) as of the Closing Date (it being understood and agreed that the Accrued Tax Amount shall not be less than zero in any jurisdiction); provided, however, that the Accrued Tax Amount shall be calculated (A) in accordance with the past practice (including reporting positions, elections and accounting methods) of the Acquired Companies in preparing Tax Returns and solely for jurisdictions in which the Acquired Companies have historically filed Tax Returns or in which the Company has established nexus in the current or immediately prior taxable year, (B) by excluding any Tax liabilities attributable to any action taken by Purchaser or any of its Affiliates (including the Acquired Companies) on the Closing Date after the Closing outside the Ordinary Course of Business and not otherwise contemplated by this Agreement, (C) taking into account, on a jurisdiction by jurisdiction basis, any Tax refunds or overpayments available to offset such unpaid Taxes (subject to any applicable limitations), and (D) by excluding any liabilities or reserves established or required to be established under GAAP for contingent Taxes or uncertain Tax positions.
“Acquired Companies” means: (a) the Company; (b) each Subsidiary of the Company; (c) the UAE Subsidiary and (d) for purposes of Section 3, each corporation or other Entity that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above.
“Acquired Company Data” means any data stored or Processed by or on behalf of any Acquired Company (including any Personal Data and any listing or other content displayed, distributed or made available on or through any Acquired Company Web Site or acquired Company Software, and any Trade Secret or Confidential Information of any Acquired Company or any of its customers or any other Person) and any other information, data or compilation thereof used by, or necessary for the conduct of the business of, any Acquired Company.
“Acquired Company IP” means (a) any Intellectual Property Right in which any of the Acquired Companies has (or purports to have) an ownership interest or an exclusive license or similar exclusive right in any field or territory; and (b) any other or Intellectual Property Right used or held for use in the business of any of the Acquired Companies as currently conducted and as currently proposed to be conducted.
“Acquired Company IP Contract” means any Company Contract that is an end user license agreement or contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Acquired Company IP or any intellectual property developed by, with or for any of the Acquired Companies, including each Contract with a Company Associate.

“Acquired Company Web Site” means any public or private website, social media page or mobile application owned, maintained or operated at any time by or on behalf of any of the Acquired Companies, including the website at www.cloudways.com, and any online service made available by any Acquired Company.
“Acquisition Transaction” means any transaction or series of transactions involving: (a) the sale, exclusive license or disposition of all or a material portion of any Acquired Company’s business or assets, including Technology and Intellectual Property Rights, or nonexclusive license of all or a material portion of any of Acquired Company’s Technology or Intellectual Property Rights outside of the Ordinary Course of Business; (b) the grant, issuance, disposition or acquisition of: (i) any capital stock, unit, membership interest or other equity security of, or Equity Interest in, any Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of, or Equity Interest in, any Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Company; or (c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.
“Adjusted Transaction Value” means an amount equal to: (a) $350,000,000; plus (b) the Closing Cash Amount; plus (c) any Working Capital Surplus Amount; minus (d) any Working Capital Shortfall Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Closing Indebtedness Amount; minus (g) the Accrued Tax Amount.
“Adjustment Amount” has the meaning set forth in Section 1.5(a).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”
“Agreed Amount” has the meaning set forth in Section 11.6(b).
“Agreement” means the Share Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule).
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable laws in the U.S. and outside the U.S. that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
“Award Amount” has the meaning set forth in Section 11.6(f).
“Balance Sheet Date” has the meaning set forth in Section 3.5(b).
“Behavioral Data” has the meaning set forth in Section 3.9(a)(i).
“Board” shall mean the board of directors of the Company.

“Books and Records” has the meaning set forth in Section 3.18(b).
“Burdensome Condition” has the meaning set forth in Section 7.1(d).
“Business” shall mean managed Cloud hosting, WordPress/WooCommerce hosting, Magento hosting, PHP hosting, Laravel hosting, Joomla hosting, Moodle hosting and Drupal hosting.
“Business Day” means any day other than: (a) a Saturday, Sunday or a federal holiday; or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.
“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020 and as may be amended from time to time) and any similar or successor federal, state, local and non-U.S. law.
“Cash” means all cash and cash equivalents of a Person, including marketable securities, and excluding any and all cash and cash equivalents that are not freely usable and other restricted balances (including security deposits, bond guarantees, collateral reserve accounts and amounts held in escrow).
“Certificates” shall mean certificates or other instruments delivered by the Company in connection with the Closing of the transactions contemplated by this Agreement, including pursuant to Section 2.2.
“Charter Document” has the meaning set for in Section 3.1(d).
“Claimed Amount” has the meaning set forth in Section 11.6(a).
“Closing” has the meaning set forth in Section 2.1.
“Closing Balance Sheet” has the meaning set forth in Section 1.4(b).
“Closing Cash Amount” means the aggregate dollar amount of Cash held by the Acquired Companies as of immediately prior to the Closing, determined in accordance with the Accounting Principles.
“Closing Consideration Spreadsheet” has the meaning set forth in Section 1.4(b).
“Closing Consideration Spreadsheet Certificate” has the meaning set forth in Section 2.2(b).
“Closing Date” has the meaning set forth in Section 2.1.
“Closing Indebtedness Amount” means the sum of, without duplication: (a) the aggregate dollar amount of Company Indebtedness immediately prior to the Closing; plus (b) the sum of the aggregate dollar amount payable pursuant to the Payoff Letters (including any amounts paid by Purchaser on the Company’s behalf at Closing), determined in accordance with the Accounting Principles; provided, however, that the Closing Indebtedness Amount shall not include any amount included in the Company Transaction Expense Amount or the Accrued Tax Amount and, in each case, actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value.
“Closing Statement” has the meaning set forth in Section 1.5(a).
“Closing Working Capital Amount” means an amount equal to (a) the aggregate dollar amount of the consolidated current assets of the Acquired Companies (other than any asset that is included in the Closing Cash Amount, any Tax asset or any category of current asset excluded from current assets in the sample calculation of the Closing Working Capital Amount set forth on Schedule 2) as of immediately prior to the Closing, minus (b) the aggregate dollar amount of the consolidated current liabilities of the Acquired Companies (other than any liability that constitutes Company Indebtedness, a Company Transaction Expense or a Tax liability or any category of current liability excluded from current liabilities in the sample calculation of the Closing Working Capital Amount set forth on Schedule 2) as of immediately prior to the Closing, including all obligations related to deferred revenue or customer prepayments, in the case of each of clauses “(a)” and “(b),” determined in accordance with the Accounting Principles. Schedule 2 sets forth, for illustrative purposes only, the calculation of the Closing Working Capital Amount as if the Closing had occurred on the Balance Sheet Date, assuming for these purposes that the Current Balance Sheet was prepared in accordance with the Accounting Principles.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Collective Claim” has the meaning set forth in Section 11.6(a).
“Companies Act” has the meaning set forth in Section 3.1(a).
“Company” has the meaning set forth in the introductory paragraph of the Agreement.
“Company Associate” means: (a) any current or former officer or other employee of any Acquired Company; or (b) any current or former independent contractor, consultant, agent or director of any Acquired Company.
“Company Associate Agreement” means each management, employment, severance, consulting, services, relocation, repatriation or expatriation agreement or other Contract between an Acquired Company and a Company Associate.
“Company Authorizations” has the meaning set forth in Section 3.20.
“Company Board Resolutions” has the meaning set forth in Section 3.3(a).
“Company Closing Certificate” has the meaning set forth in Section 2.2(f).
“Company Contract” means any Contract: (a) to which any Acquired Company is a party; (b) to the Knowledge of the Company, by which any Acquired Company or any of its assets is bound or under which any Acquired Company has, or may become subject to, any obligation; or (c) to the Knowledge of the Company, under which any Acquired Company has or may acquire any right or interest, including each Acquired Company IP Contract.
“Company Data” has the meaning set forth in Section 3.9(a)(ii).
“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, sponsored, contributed to, or required to be contributed to, by the Acquired Companies for the benefit of any Company Associate, or with respect to which the Acquired Companies have or would reasonably be expected to have any Liability.
“Company Indebtedness” means any Indebtedness of any Acquired Company.

“Company Options” shall mean any option (whether or not vested) to purchase or otherwise acquire Company Ordinary Shares.
“Company Ordinary Shares” shall mean the Company’s ordinary shares, paid up value $1 per share.
“Company-Owned IP” has the meaning set forth in Section 3.9(a)(iii).
“Company Privacy Policy” has the meaning set forth in Section 3.9(a)(iv).
“Company Product” has the meaning set forth in Section 3.9(a)(v).
“Company Products Data” has the meaning set forth in Section 3.9(a)(vi).
“Company-Registered IP” has the meaning set forth in Section 3.9(b).
“Company Securities” means all (a) options, warrants or other rights or Contracts, arrangement or commitments of any character relating to the share capital of the Company, (b) ordinary shares or other voting securities or ownership interests in the Company, and (c) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in the Company.
“Company Shareholder” means any holder of Company Ordinary Shares.
“Company Shareholder Approval” shall mean the written consent of the Company Shareholders representing a majority of the Company Ordinary Shares to waive the conflict of interest provisions under the Companies Act with respect to certain members of the Board and to waive any pre-emption rights the Board may be entitled to in connection with the Contemplated Transactions.
“Company Software” has the meaning set forth in Section 3.9(a)(vii).
“Company Source Code” has the meaning set forth in Section 3.9(a)(viii).
“Company Transaction Expense” means any Expense, whether incurred prior to the date of the Agreement, during the Pre-Closing Period or at the Closing (and whether or not invoiced prior to the Closing), either incurred or borne by or on behalf of any Acquired Company prior to or at the Closing, or solely with respect to clause (d) below, to or for which any Acquired Company is or becomes subject or liable following the Closing, in each case in connection with the negotiation and execution of the Agreement or the consummation of any of the Contemplated Transactions, including: (a) any Expense paid or payable by any Acquired Company to legal counsel or to any financial advisor, investment banker, consultant, broker, accountant or other Person that performed services for or provided advice to any Acquired Company or any Representative of any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with any of the Contemplated Transactions; (b) any Expense described in Section 12.4; (c) any Expense relating to the D&O Tail (including any premium paid or payable for the D&O Tail); (d) any Expense that arises, or is triggered or becomes due or payable, as a direct or indirect result of, or in contemplation of, the consummation (whether alone or in combination with any other event or circumstance) of any of the Contemplated Transactions, including any change-in-control payment, stay bonus, retention payment, discretionary bonus, severance Expense or sum that may become payable pursuant to any “single trigger” or “double trigger” severance arrangement, bonus or similar payment, including Ungranted Equity Award Payments; (e) any Expense incurred by or on behalf of any shareholder of any Acquired Company or Representative of any Acquired Company in connection with or relating to the Agreement or any of the Contemplated Transactions or the process resulting in such transactions that any Acquired Company is or will be obligated to pay or reimburse before, at or after the Closing; (f) any Employment Tax and (g) any Expense incurred in connection with the data room established by the Company in connection with the Contemplated Transactions.
“Company Transaction Expense Amount” means the aggregate dollar amount of Company Transaction Expenses that remain unpaid immediately prior to the Closing (and including, for the avoidance of doubt, any Company Transaction Expenses that are paid by Purchaser on the Company’s behalf at Closing); provided, however, that the Company Transaction Expense Amount shall not include any amount included in the Closing Indebtedness Amount or the Accrued Tax Amount and that actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value.
A Person shall be deemed to be engaged in “Competition” if such Person is, directly or indirectly, engaged, in any jurisdiction, in the design, development, production, manufacturing, distribution, provision, license, marketing or sale of any products or services that compete with any products or services (including the Company Products) comprising part of the Business.
“Confidential Information” means: (a) all information that is owned, used or possessed by the Acquired Companies as of the Closing in connection with the Business, held in any form, and any related goodwill; (b) all information that is owned, used or possessed by Purchaser or any of Purchaser’s Affiliates as of the Closing in connection with its business, held in any form, and any related goodwill; and (c) the terms of the Agreement and the other Transaction Documents, and all information relating to the discussions and negotiations among Sellers, the Acquired Companies, Purchaser and their respective Representatives or otherwise concerning the Contemplated Transactions.
“Confidentiality Agreement” means the Confidentiality Agreement by and between Purchaser and the Company dated as of March 8, 2022.
“Consent” means any approval, consent, ratification, permission, waiver, Order or authorization (including any Permit).
“Contaminant” has the meaning set forth in Section 3.9(a)(ix).
“Contemplated Transactions” means all transactions and actions contemplated by the Agreement (including the Share Purchase) and all transactions and actions contemplated by the agreements, plans and other documents entered into or delivered in connection with, or referred to in, the Agreement.
“Contested Amount” has the meaning set forth in Section 11.6(b).
“Contract” means any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
“COVID-19” means SARS-CoV-2 or COVID-19, and any mutations, evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, Order,

directive, or guidelines promulgated by any Governmental Entity in connection with or in response to COVID-19.
“Current Balance Sheet” has the meaning set forth in Section 3.5(b).
“D&O Tail” has the meaning set forth in Section 6.11.
“Damages” includes any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ and tax advisors’ fees), charge, cost (including costs of investigation) or Expense.
“DDTA” means the Duty on Documents and Transfers Act, Chapter 364 of the laws of Malta.
“Deferred Payments” means, collectively, the First Deferred Payment, the Second Deferred Payment, the Third Deferred Payment and the Fourth Deferred Payment.
“Deferred Payroll Taxes” means (a) the “applicable employment taxes” (as defined in Section 2302(d) of the CARES Act) payable by the Acquired Companies that (i) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (ii) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, and (b) any payroll Tax liability (including those imposed by Sections 3101(a) and 3201 of the Code) related to compensation payable prior to the Closing deferred (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) and payable following the Closing pursuant to or in connection with the Pandemic Response Laws (or any comparable provision of state, local or non-U.S. Legal Requirement).
“Disclosure Schedule” has the meaning set forth in Section 3.
“Dispute Period” has the meaning set forth in Section 11.6(b).
“Disputed Item” has the meaning set forth in Section 1.5(b).
“Domain Name” means any Internet domain name, web address, uniform resource locator, or social media handle, and all goodwill associated with any of the foregoing.
“Downwards Adjustment Amount” has the meaning set forth in Section 1.5(d)(i).
“Embargoed Countries” has the meaning set forth in Section 3.22.
“Employment Tax” means the employer portion of any payroll or employment Tax relating directly or indirectly to or resulting directly or indirectly from: (a) the payment (in whole or in part) of any consideration payable pursuant to Section 1; or (b) any payment that is contingent upon or payable as a result of the Closing or any of the Contemplated Transactions (whether alone or in combination with any other event or circumstance), including any change-in-control payment, severance Expense or sum that may become payable pursuant to any “single trigger” or “double trigger” severance arrangement, bonus, Ungranted Equity Award Payments or similar payment, whether payable by Purchaser, the Acquired Companies or any of their Affiliates, and whether payable on, before, or after the Closing Date (and excluding, for clarity, payments under any Purchaser Arrangement or Key Employee Employment Agreement).
“End Date” has the meaning set forth in Section 10.1(b).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environmental, Health and Safety Requirements” shall mean all applicable Legal Requirement concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, Processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.
“Environmental Law” means any Legal Requirement relating or pertaining to pollution or the regulation or protection of human health or safety, natural resources or the environment or the generation, use, sale, distribution, manufacture, Processing, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge, Release or disposal of or exposure to any Hazardous Material, including: (a) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (f) the Emergency Planning and Community Right-To-Know Act, 42 U.S.C. § 11001 et seq., as amended; (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; (h) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., as amended; (i) the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., as amended; (j) the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., as amended; and (k) any analogous Legal Requirement in any other country or other jurisdiction in which any Acquired Company conducts business.
“Equity Interests” shall mean, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any Subsidiary or other current or former Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.
“Escrow Agent” has the meaning set forth in Section 1.3(b).
“Escrow Agreement” means the Escrow Agreement to be entered into at Closing, among Purchaser, the Sellers’ Representative and the Escrow Agent, substantially in the form attached as Exhibit F.
“Escrow Amount” means an amount equal to the Indemnity Escrow Amount.
“Escrow Fund” means, at any time, the aggregate funds and other assets then held in the escrow account established by depositing the Escrow Amount with the Escrow Agent in accordance with the

Escrow Agreement to: (i) partially secure potential payments owed to Purchaser with respect to any finally determined Downwards Adjustment Amount pursuant to Section 1.5(d) and (ii) partially secure the indemnification obligations of the Indemnitors to the Indemnitees pursuant to Section 11. From and after the Release Date, references to the Escrow Fund in this Agreement shall not include the Tax Escrow Fund.
“Estimated Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount, as set forth in the Closing Consideration Spreadsheet; plus (b) any Working Capital Surplus Amount, as set forth in the Closing Consideration Spreadsheet; minus (c) any Working Capital Shortfall Amount, as set forth in the Closing Consideration Spreadsheet; minus (d) the Closing Indebtedness Amount, as set forth in the Closing Consideration Spreadsheet; minus (e) the Company Transaction Expense Amount, as set forth in the Closing Consideration Spreadsheet; minus (f) the Accrued Tax Amount, as set forth on the Closing Consideration Spreadsheet.
“Estimated Closing Statement” has the meaning set forth in Section 1.4(a).
“Expense” means any fee, cost, expense, payment, expenditure or Liability.
“Expense Fund” has the meaning set forth in Section 12.1(f).
“Expense Fund Amount” has the meaning set forth in Section 12.1(f).
“Export Approvals” has the meaning set forth in Section 3.22.
“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938, as amended.
“FCPA” has the meaning set forth in Section 3.23.
“Final Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount; plus (b) any Working Capital Surplus Amount; minus (c) any Working Capital Shortfall Amount; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Accrued Tax Amount, in the case of each of the foregoing clauses “(a)” through “(f)”, as finally determined in accordance with Section 1.5(b) or Section 1.5(c), as applicable.
“Financials” has the meaning set forth in Section 3.5(a).
“First Deferred Payment” has the meaning set forth in Section 1.7(a).
“First Deferred Payment Date” has the meaning set forth in Section 1.7(a).
“Forfeiture Event” has the meaning set forth in Section 1.7(c).
“Fourth Deferred Payment” has the meaning set forth in Section 1.7(a).
“Fourth Deferred Payment Date” has the meaning set forth in Section 1.7(a).
“fraud” means common law fraud (including the element of scienter) under the laws of the State of Delaware with respect to (a) the representations and warranties set forth in this Agreement or any certificate delivered pursuant to this Agreement or (b) the matters set forth in the Closing Consideration Spreadsheet.
“Fully Diluted Share Number” means the sum of, without duplication: (a) the aggregate number of Company Ordinary Shares (including any such Company Ordinary Shares that are subject to a that are repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract)

that are issued and outstanding as of immediately prior to the Closing (including any such Company Ordinary Shares that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract); plus (b) the aggregate number Company Ordinary Shares purchasable under or otherwise subject to any rights or options to acquire Company Ordinary Shares (whether or not immediately exercisable) outstanding immediately prior to the Closing; plus (c) the aggregate number of Company Ordinary Shares that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Closing; provided, however, that the Fully Diluted Share Number shall not include the Ungranted Equity Awards, any Company Securities cancelled for no consideration at or prior to the Closing pursuant to the Agreement or any other Transaction Document.
“Fundamental Representations” means: (a) Section 3.1 (Organization of the Company), Section 3.2 (Company Capital Structure), Section 3.3(a) (Authority, Due Execution and Enforceability), Section 3.4(a)(i) (Non-Contravention and Consents), Section 3.7 (Tax Matters), Section 3.11 (Brokers’ and Finders’ Fees) and Section 4 (Representations and Warranties Relating to Each Seller) (but excluding Section 4.6 (Assets)); and (b) the representations and warranties set forth in the Company Closing Certificate, to the extent such representations and warranties relate to (i) any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence or (ii) the satisfaction of any of the conditions set forth in Section 8 (other than those set forth in Section 8.1).
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Entity” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) national, federal, state, provincial, local, municipal, non-U.S. or other government; (d) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any professional association or quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.
“Hazardous Material” means any: (a) material, waste, substance, pollutant or chemical listed, defined, regulated, or for which standards of liability could be imposed under any Environmental Law; (b) asbestos; (c) polychlorinated biphenyl; (d) petroleum or petroleum product; (e) underground storage tank, whether empty, filled or partially filled with any substance; (f) substance the presence of which on the property in question is prohibited under any Environmental Law; (g) per- or poly-fluoroalkyl substances; (h) 1,4-dioxane; or (i) other substance that under any Environmental Law requires special handling or notification of or reporting to any Governmental Entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal.
“Inbound Licenses” has the meaning set forth in Section 3.9(d)(i).
“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money or with respect to any deposit or advance of any kind (whether long-term or short-term, whether or not represented by a bond, debenture, note or other security or instrument, whether or not convertible into any other security or instrument); (b) all obligations of such Person under any conditional sale or other title retention agreement relating to property acquired by such Person (other than trade accounts payable that were incurred in the ordinary course of business); (c) all obligations of such Person in respect of the deferred purchase price of any property or service (other than current accounts payable that were incurred in the ordinary course of business and are less than thirty (30) days past due); (d) all obligations of such Person to pay rent or other amounts under a lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which is required to be classified and accounted for as a capital lease on a balance sheet of such Person prepared in accordance with GAAP; (e) all outstanding reimbursement obligations of such Person with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Person; (f) all obligations of such Person under any agreement with respect to any swap, forward, future or derivative transaction or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument or any economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions; (g) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property or other asset owned by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person; (h) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, any Indebtedness of another Person; (i) any payable to Secways SL or dividend payable set forth on the Closing Balance Sheet that is excluded from the definition of Closing Working Capital; and (j) all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless of whether any of the foregoing has been paid as of any time of determination), as a result of the consummation of any of the Contemplated Transactions or any transaction in connection with any lender or securityholder Consent.

“Indemnitee” means each of the following Persons: (a) Purchaser; (b) Purchaser’s current and future Affiliates (including, following the Closing, the Acquired Companies); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.”
“Indemnitors” means the Sellers.
“Indemnity Escrow Amount” means $42,000,000.
“Individual Claim” has the meaning set forth in Section 11.6(a).
“Individual Covenant” means: (a) any covenant or obligation set forth in Section 1.1, Section 1.7, Section 1.8, Section 1.9, Section 6.3 (solely with respect to a Seller’s representations, warranties or covenants), Section 6.4, Section 6.7(a), Section 6.8, Section 6.13, Section 6.14, Section 6.15, Section 6.17, Section 6.18, Section 6.19, Section 6.20, Section 6.21, Section 7.1(a), Section 7.2, Section 11.2(b), Section 11.6 (solely with respect to the obligations of a Seller as an Indemnitor), Section 12.1, Section 12.2, Section 12.4 or Section 12.9; and (b) to the extent relating to a claim against a Seller under Section 11.2(b) or a Seller’s obligations as an Indemnitor under Section 11.2(a), any other covenant or obligation set forth in Section 11.
“Initial Release Amount” has the meaning set forth in Section 11.6(g).
“Initial Tax Indemnity Release Amount” has the meaning set forth in Section 11.7(c).
“Insolvency Related Procedure” means, with respect to any Person, the occurrence of any of the following: (a) the filing of an application by such Person for, or a consent to, the appointment of a trustee or such similar officer appointed over or for any part of its assets of such Person’s assets; (b) the filing by such Person of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Person’s inability to pay its debts as they come due; (c) the making by such Person of a general assignment for the benefit of such Person’s creditors; (d) the filing by such Person of an answer admitting the material allegations of, or such Person’s consenting to, or defaulting in answering a bankruptcy petition filed against such Person in any bankruptcy proceeding; (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Person bankrupt or appointing a trustee of such Person’s assets; or (f) any comparable action or procedure in any jurisdiction, including entering into any arrangement with its creditors in relation to unpaid debt, cessation of business or appointment of a liquidator.
“Intellectual Property Rights” has the meaning set forth in Section 3.9(a)(x).
“intentional and material breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.
“Interested Party” has the meaning set forth in Section 3.17(a).
“International Employee Plan” shall mean each Company Employee Plan that has been adopted, sponsored, contributed to, or maintained by the Company or its ERISA Affiliates, whether formally or informally, or with respect to which the Company or its ERISA Affiliates shall or may have any Liability, for the benefit of Company Associates who perform services outside the United States.
“ITA” means the Income Tax Act, Chapter 123 of the laws of Malta.
“Joinder Agreement” means a Joinder Agreement in a form reasonably acceptable to the parties.
“Key Employee” has the meaning set forth in the recitals to the Agreement.
“Key Employee Employment Agreement” has the meaning set forth in the recitals to the Agreement.
An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) such individual would reasonably be expected to have discovered or otherwise become aware of such fact or other matter under the circumstances by virtue of conducting a reasonable investigation. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if the Chief Executive Officer or Chief Operating Officer of the Company is deemed to have Knowledge of such fact or other matter. A Seller that is an Entity shall be deemed to have “Knowledge” of a particular fact or other matter if any officer or director (or other similar position) of such Seller is deemed to have Knowledge of such fact or other matter.
“Lease Agreement” has the meaning set forth in Section 3.8(b).
“Leased Real Property” has the meaning set forth in Section 3.8(b).
“Legal Proceeding” means any action, suit, investigation, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Legal Requirement” means any national, federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, guideline, settlement, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Entity or European body, including COVID-19 Measures.
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, security interest, encumbrance, license, possessory interest, conditional sale or other title retention arrangement, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset). “Lien” does not include any nonexclusive license or similar right under or to any Intellectual Property Rights entered into in the Ordinary Course of Business.
A document or other item of information shall be deemed to have been “Made Available to Purchaser” only if: (a) (i) such document or other item of information was, at all times during the forty-eight (48)-hour period immediately prior to the execution of this Agreement, included (in the appropriate location) in, and properly categorized and indexed in, the virtual data room in connection with the Contemplated Transactions; and (ii) Purchaser had full access to such document or other item of information in the virtual data room throughout such period or (b) such document or other item of information was provided to Purchaser’s outside counsel in writing at least forty-eight (48) hours prior to the execution of this Agreement.
“Material Adverse Effect” means any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect (each, an “Effect”) that, either alone or in combination with any other Effect, (a) is, or would reasonably be expected to be, materially adverse to the business, assets (whether tangible or intangible), liabilities, condition (financial or otherwise) or operations of the Acquired Companies, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or delay the performance by the Company of its obligations hereunder or prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, including the Share Purchase; provided, that, with respect to clause (a) (and only clause (a)) of this definition of “Material Adverse Effect” none of the following, or any Effect to the extent resulting or arising from the following, shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Material Adverse Effect: (i) the execution and delivery of this Agreement or announcement of the transactions contemplated by this Agreement (provided that this clause (i) shall not apply to any representation or warranty the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement); (ii) any changes generally in the industries in which the Acquired Companies participate, or general economic conditions or financial markets; (iii) any act of God, force majeure event, any act of terrorism, war or other armed hostilities, any regional, national or international calamity, global health condition (including any epidemic, pandemic or disease outbreak, including the continuation or worsening of the COVID-19 pandemic); (iv) any failure by the Acquired Companies to meet any projections, budgets or estimates of revenue, earnings or other financial or operating metrics (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); (v) any changes after the Agreement Date in any applicable Legal Requirement or GAAP (or other applicable accounting standards); (vi) any action or failure to take action which action or failure to act is requested in writing by Purchaser or consented to by Purchaser or expressly required by or prohibited to be taken by, this

Agreement; (vii) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions and (viii) changes in interest rates, exchange rates or the financial or commodity markets; provided that with respect to the exceptions set forth in clauses (ii), (iii), (v), (vii) and (viii), in the event that such Effect has had a disproportionate effect on the Acquired Companies, taken as a whole, relative to other companies operating in the industry or industries in which the Acquired Companies operates, then such incremental disproportionate effect of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists.
“Material Contract” has the meaning set forth in Section 3.15(b).
“Nexus Jurisdiction” has the meaning set forth in Section 7.3(j).
“Nexus Study” has the meaning set forth in Section 7.3(j).
“Notice of Claim” has the meaning set forth in Section 11.6(a).
“Objection Notice” has the meaning set forth in Section 1.5(b).
“Objection Period” has the meaning set forth in Section 1.5(b).
“OFAC” has the meaning set forth in Section 3.22.
“Open Source Licenses” has the meaning set forth in Section 3.9(a)(xi).
“Open Source Material” has the meaning set forth in Section 3.9(a)(xi).
“Option Release Individual” has the meaning set forth in Section 3.2(d).
“Order” means any order, writ, injunction, judgment, edict, decree, ruling or award of any arbitrator or any court or other Governmental Entity.
“Ordinary Course of Business” means, with respect to the Company or any of its Subsidiaries, the ordinary course of business consistent with the Company’s or such Subsidiary’s past practice; provided, that, deviations from such ordinary course of business consistent with the Company’s or such Subsidiary’s past practice shall not be deemed outside the Ordinary Course of Business to the extent such deviations were reasonably necessary with respect to actions taken prior to the Agreement Date, or, are reasonably necessary with respect to actions taken after the Agreement Date, in each case, in response to the COVID-19 pandemic to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company; provided, further that, with respect to actions taken after the Agreement Date in response to the COVID-19 pandemic, the Company reasonably consults with Purchaser prior to taking such actions.
“Organizational Documents” means, with respect to each of the Acquired Companies (other than an individual), (a) the certificate or articles of incorporation or organization and any limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person, and (b) all bylaws and equityholder agreements to which such Person is a party relating to the organization or governance of such Person, in the case of each of clause (a) and (b), as amended or supplemented as of the date of determination.
“Outbound Licenses” has the meaning set forth in Section 3.9(d)(ii).
“Pakistan Study” has the meaning set forth in Section 7.3(j).

“Pakistan Subsidiary” means Cloudways Platform Pvt. Ltd.
“Pakistan Subsidiary Transfer” means the transfer of ordinary shares of the Pakistan Subsidiary, in accordance all applicable Legal Requirements (other than a registration of such transferred shares with the State Bank of Pakistan), from its current shareholders to the Company as a result of which the Company holds 99% of the outstanding ordinary shares of the Pakistan Subsidiary and Aaqib Gadit, Umair Gadit and Uzair Gadit collectively hold 1% of the outstanding Equity Interests of the Pakistan Subsidiary, in each case free and clear of any Liens.
“Pakistan Subsidiary Transfer Actions” means the actions set forth on Part B of Schedule 6.20.
“Pandemic Response Laws” means the CARES Act, the Families First Coronavirus Response Act, the Payroll Tax Executive Order and any other similar or additional federal, state, local, or foreign Tax law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.
“Patent” means any patent (including any utility, utility model, plant or design patent or certificate of invention), patent application (including any addition, provisional, national, regional or international application, as well as any original, continuation, continuation-in-part, divisional, continued prosecution application, reissue, review or re-examination application), patent or invention disclosure, registration, application for registration or any term extension or other governmental action which provides any right beyond the original expiration date of any of the foregoing.
“Payoff Letter” has the meaning set forth in Section 6.10(a).
“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any taxing authority (including IRS Notice 2020-65).
“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA.
“Permit” means: (a) any permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, variance, sanction, exemption, Order, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Legal Requirement; or (b) any right under any Contract with any Governmental Entity.
“Permitted Lien” means: (a) any statutory lien to secure non-delinquent obligations to landlords, lessors or renters under leases or rental agreements; (b) any deposit or pledge made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirement; (c) any statutory lien in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and any other like lien; (d) any easement, right of way or other matter on record, utility company right or other similar encumbrance affecting real property, which does not individually or in the aggregate with all other easements, rights of way or other matters on record, utility company rights or other similar encumbrances (i) interfere with the use of such real property for its intended purposes in the ordinary course of the business at such location or (ii) materially impair the value of such real property and for which adequate reserves have been established on the Financials in accordance with GAAP; and (e) Liens for Taxes not yet due and payable for which adequate reserves have been established in accordance with GAAP on the Financials.

“Per-Share Amount” means the amount obtained by dividing the Adjusted Transaction Value by the Fully Diluted Share Number.
“Person” means any natural person, Entity or Governmental Entity.
“Personal Data” has the meaning set forth in Section 3.9(a)(xii).
“Personnel Agreements” has the meaning set forth in Section 3.9(f)(i).
“Pre-Closing Period” has the meaning set forth in Section 6.1(a).
“Pre-Closing Tax Period” means any Tax period (or portion of any Straddle Period) ending on or before the Closing Date.
“Privacy Requirements” has the meaning set forth in Section 3.9(a)(xiii).
“Pro Rata Share” means, with respect to any Indemnitor, the fraction (a) having a numerator equal to the aggregate amount of consideration that such Indemnitor is entitled to receive pursuant to Section 1.2 or Section 1.7 (including, in the case of the Specified Seller, all Deferred Payments) and (b) having a denominator equal to the aggregate amount of consideration that all Indemnitors are entitled to receive pursuant to Section 1.2 or Section 1.7 (including all Deferred Payments).
“Process,” “Processed,” “Processes,” or “Processing” means any operation or set of operations performed on Acquired Company Data, whether or not by automatic means, such as receipt, collection, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure, destruction, privacy or security.
“Prohibited Party Lists” has the meaning set forth in Section 3.22.
“Purchaser” has the meaning set forth in the introductory paragraph of the Agreement.
“Purchaser Cure Period” has the meaning set forth in Section 10.1(f).
“Purchaser Employer” has the meaning set forth in Section 1.7(c).
“Registered IP” has the meaning set forth in Section 3.9(a)(xiv).
“Related Party” means: (a) any shareholder of the Company; (b) any Company Associate; (c) any member of the immediate family of any shareholder of the Company or Company Associate; (d) any Affiliate of any Person referred to in clause “(a),” “(b)” or “(c)” of this sentence; or (e) any trust or other Entity (other than any Acquired Company) in which any one of the Persons referred to in clauses “(a),” “(b),” “(c)” or “(d)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, financial or Equity Interest.
“Release” means emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the indoor or outdoor environment.
“Release Date” has the meaning set forth in Section 11.6(g).
“Releases” has the meaning set forth in Section 2.2(d).

“Representatives” means officers, directors, managers, employees, agents, attorneys, accountants, advisors and other representatives. The term “Representatives” shall be deemed to include current and future “Representatives.”
“Response Notice” has the meaning set forth in Section 11.6(b).
“Response Period” has the meaning set forth in Section 1.5(b).
“Restricted Period” shall mean (a) in the case of the Sellers other than the Specified Seller, the period commencing on the Closing Date and ending on the three (3) year anniversary of the Closing Date and (b) in the case of the Specified Seller, the period commencing on the Closing Date and ending on the later of (x) the three (3) year anniversary of the Closing Date and (y) the two (2) year anniversary of the date the Specified Seller ceases to be employed by a Purchaser Employer. If the Specified Seller remains employed by a Purchaser Employer on the three (3) year anniversary of the Closing Date, the reference to “two (2) year anniversary” in clause (b)(y) of the immediately preceding sentence shall thereafter automatically be replaced with “one (1) year anniversary”.
“Sale Shares” has the meaning set forth in the recitals to the Agreement.
“Second Deferred Payment” has the meaning set forth in Section 1.7(a).
“Second Deferred Payment Date” has the meaning set forth in Section 1.7(a).
“Section 280G” has the meaning set forth in Section 7.4.
“Section 280G Payments” has the meaning set forth in Section 7.4.
“Security Incident” has the meaning set forth in Section 3.9(q)(iii).
“Security Program” has the meaning set forth in Section 3.9(q)(iv).
“Securityholders’ Agreements” means the agreements listed in Schedule 6.7(a).
“Seller Authorized Agent” has the meaning set forth in Section 12.20.
“Seller Cure Period” has the meaning set forth in Section 10.1(e).
“Sellers” has the meaning set forth in the introductory paragraph of the Agreement.
“Sellers’ Representative” has the meaning set forth in Section 12.1(a).
“Share Purchase” has the meaning assigned to such term in the recitals to the Agreement.
“Shrink-Wrap Software” has the meaning set forth in Section 3.9(a)(xv).
“Specified Business Contact” means, with respect to any Seller: (a) any Person who: (i) as of the Closing Date was a user of any Company Product; or (ii) as of the Closing Date had a business relationship with any Acquired Company; and (b) any Person who: (i) has a public business relationship with Purchaser or any Affiliate of Purchaser at any time during the Restricted Period; or (ii) has a business relationship with Purchaser or any Affiliate of Purchaser at any time during the Restricted Period and with whom such Seller has or had contact (or as to whom such Seller obtains or obtained Confidential Information concerning the business relationship between such Person and Purchaser or any Affiliate of Purchaser) at any time during the Restricted Period.

“Specified Individual” means, with respect to any particular Seller: (a) any employee, independent contractor, or consultant of any Acquired Company, who is either a natural person or an entity that is wholly-owned by a single natural person, on or after the date hereof and prior to the Closing Date; and (b) any employee, independent contractor, or consultant, who is either a natural person or an entity that is wholly-owned by a single natural person, (i) who is or was engaged in the Business by Purchaser or any Affiliate of Purchaser at any time during the Restricted Period and (ii) with whom such Seller has or had contact (or as to whom such Seller obtains or obtained Confidential Information concerning the employment or engagement of such individual by Purchaser or any Affiliate of Purchaser) at any time during the Restricted Period.
“Specified Representations” means (a) Section 3.9 (Intellectual Property and Related Matters) and (b) the representations and warranties set forth in the Company Closing Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.
“Specified Seller” means Muhammad Aaqib Gadit, a natural person.
“Specified Tax Indemnity” has the meaning set forth in Section 11.2(a)(ix).
“Specified Tax Indemnity Claim” has the meaning set forth in Section 11.7(b).
“Statement No. 5” has the meaning in Section 3.5(d).
“Stipulated Amount” has the meaning set forth in Section 11.6(e).
“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.
“Study Costs” has the meaning set forth in Section 7.3(j).
“Subsequent Release Amount” has the meaning set forth in Section 11.6(h)(i).
An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or ownership interests in such Entity.
“Subsidiary Ownership Interests” has the meaning set forth in Section 3.2(h)(ii).
“Supervisory Authority” has the meaning set forth in Section 3.9(a)(xvi).
“Systems” has the meaning set forth in Section 3.9(p).
“Tax” or, collectively, “Taxes” shall mean (a) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes as well as social security charges (including health, unemployment, workers’ compensation and pension insurance) or similar or other taxes, governmental fee, governmental assessment or governmental charge imposed by any Governmental Entity, together with all interest, penalties, and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement (other than any customary commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes) or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Legal Requirement.
“Tax Consultant” has the meaning set forth in Section 7.3(j).
“Tax Escrow Fund” has the meaning set forth in Section 11.7(a).
“Tax Indemnity Release Date” has the meaning set forth in Section 11.7(c).
“Tax Indemnity Retained Amount” has the meaning set forth in Section 11.7(c).
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.
“Technology” has the meaning set forth in Section 3.9(a)(xvii).
“Third Deferred Payment” has the meaning set forth in Section 1.7(a).
“Third Deferred Payment Date” has the meaning set forth in Section 1.7(a).
“Threshold Amount” has the meaning set forth in Section 11.3(a).
“Top Customers” has the meaning set forth in Section 3.21(a).
“Top Resellers” has the meaning set forth in Section 3.21(a).
“Top Suppliers” has the meaning set forth in Section 3.21(a).
“Trade Laws” has the meaning set forth in Section 3.22.
“Trade Secret” means any trade secret or confidential information meeting the definition of trade secret under the Uniform Trade Secrets Act or other similar legislation or common laws governing protection of trade secrets or confidential information anywhere in the world.
“Transaction Documents” means, collectively, the Agreement, the Releases, the Transition Services Agreement, the Restrictive Covenant Agreements, the Escrow Agreement, the Closing Consideration Spreadsheet, the resignations described in Section 6.9, the Closing Consideration Spreadsheet Certificate, the Company Closing Certificate and each other agreement, certificate or document referred to in the Agreement or to be executed or delivered in connection with any of the Contemplated Transactions.
“Transfer Taxes” has the meaning set forth in Section 7.3(g).

“Transition Services Agreement” means the Transition Services Agreement to be entered into at Closing by and among Purchaser, the UAE Subsidiary and Gaditek Associates substantially in the form attached as Exhibit C.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“UAE Subsidiary” means Cloudways FZ-LLC, a free zone limited liability company.
“UAE Subsidiary Transfer” means the transfer of ordinary shares of the UAE Subsidiary, in accordance with Part A of Schedule 6.20, from its current shareholders to the Company as a result of which the Company holds 100% of the outstanding ordinary Equity Interests of Cloudways FZ LLC, free and clear of any Liens.
“Ungranted Equity Award” has the meaning set forth in Section 3.2(d).
“Ungranted Equity Award Acknowledgement” has the meaning set forth in Section 2.2(n).
“Ungranted Equity Award Payments” means the cash amounts to be paid by the Company with respect to Ungranted Equity Awards at or prior to Closing, as set forth on Section 3.2(d) of the Disclosure Schedule.
“Unresolved Collective Claim” means, at any time, any Collective Claim that has been asserted by any Indemnitee against the Indemnitors, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Collective Claim Retained Amount” has the meaning set forth in Section 11.6(g).
“Unresolved Dispute” has the meaning set forth in Section 11.6(f).
“Unresolved Individual Claim” means, at any time, any Individual Claim that has been asserted by any Indemnitee against any Indemnitor, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Individual Claim Retained Amount” has the meaning set forth in Section 11.6(g).
“Upwards Adjustment Amount” has the meaning set forth in Section 1.5(d)(ii).
“Voting Debt” has the meaning set forth in Section 3.2(e).
“WARN Act” means the Worker Adjustment and Retraining Notification Act.
“Working Capital Shortfall Amount” means the positive amount, if any, by which the Working Capital Target Amount exceeds the Closing Working Capital Amount.
“Working Capital Surplus Amount” means the positive amount, if any, by which the Closing Working Capital Amount exceeds the Working Capital Target Amount.
“Working Capital Target Amount” means $800,000.